__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 5 November 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Media Release

11 October, 2002
324/2002

First Telstra bond offering in Japan

Telstra today announced plans for a AUD$250 million retail bond offering in Japan.

This retail bond, also called a Uridashi bond, extends Telstra's debt market investor base to individual Japanese investors.

Daiwa Securities SMBC has been appointed as the lead manager and will manage the bond offering through its retail broking arm and substantial sales force, with more than 120 outlets throughout Japan.

The Uridashi borrowing is of five years maturity and the bonds will mature in 2007. This is the first time Telstra has issued retail bonds into Japan.

Telstra's Chief Financial Officer, Mr David Moffatt, said the Uridashi bond shows that Telstra's debt market strategy is anchored by its strong ratings and solid balance sheet.

"The rationale of this bond is in the competitively priced funding to be found in the Japanese retail market. This market is open to corporates with strong ratings," Mr Moffatt said.

The Uridashi bond follows on from several recent successful borrowings including the launch of a short-term commercial paper program in New Zealand, a 200 million Sterling bond in July, a AUD$500 million domestic Euro medium term note (EMTN) Program in May and a US$500 million bond in April. The funds have principally been used to pay down short-term debt and lengthen the maturity of Telstra's debt portfolio.

A road show in Tokyo is planned for 15 and 16 October, with the bond being officially offered to retail investors on 28 October.

"These funds will be mainly used to re-finance maturing debt and to further lengthen the maturity of our debt portfolio," Mr Moffatt said.

Telstra's long-term ratings are Aa3 Moody's, AA- Standard and Poor's and AA- by Fitch. All ratings are on stable outlook.

Media inquiries:

Angela Martinkus

Public Affairs Manager, Finance and Administration

Telephone: 61 3 9634 3872

Mobile: 0408 997 420

Angela.Martinkus@team.telstra.com

Telstra Media Releases are regularly posted on the Telstra newsroom:

http://www.telstra.com.au/newsroom

Information Memorandum

Telstra Corporation Limited
 (ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)

euro 8,000,000,000
Debt Issuance Program

Telstra Corporation Limited ("Issuer") may offer from time to time medium term notes and other debt instruments (together "Notes") under the Debt Issuance Program ("Program") described in this information memorandum . Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Program in any country including Australia (but not the United States). The maximum aggregate principal amount of Notes outstanding will not at any time exceed euro 8,000,000,000 (or the equivalent in other currencies at the date of issue). This limit may be increased from time to time.

Application has been made to the UK Listing Authority for Notes issued under the Program during the period of 12 months from the date of this Information Memorandum to be admitted to the Official List and to the London Stock Exchange plc ("London Stock Exchange") for such Notes to be admitted to trading by the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Application may also be made for Notes issued under the Program to be listed on any other stock exchange (including the Australian Stock Exchange) on which Notes may be listed from time to time as specified in the relevant Pricing Supplement. However, unlisted Notes may also be issued under the Program. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on a stock exchange.

Arranger - JPMorgan

Dealers - ABN AMRO, Barclays Capital, BNP PARIBAS, Commonwealth Bank of Australia, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs International, HSBC, JPMorgan, Merrill Lynch International, Mizuho International plc, Morgan Stanley, RBC Dominion Securities, UBS Warburg, Westpac Banking Corporation.

CONTENTS

Important Notice 1
Documents incorporated by reference 4
Supplementary Listing Particulars 4
Summary of the Program 5
Corporate Profile 9
Terms and Conditions of the Notes 53
Taxation and Approvals 87
Australian Taxation 87
General Tax 88
New Developments 88
Clearing and Settlement 91
Summary of provisions relating to Euro Notes while in Global Form 95
Sale and Subscription 99
Form of Pricing Supplement 103
General Information 111

Important Notice

Listing particulars

This Information Memorandum comprises listing particulars given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA") by the UK Listing Authority, for the purpose of giving information with regard to the Issuer, the Issuer and its subsidiaries (taken as a whole) and the Notes for a period of 12 months from the date hereof. Copies of the listing particulars have been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of the FSMA.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules made under section 74 of the FSMA ("Listing Rules"). The Issuer believes that none of the information incorporated by reference conflicts in any material respect with the information included in the listing particulars.

Responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Information Memorandum (as defined below). To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. References in this Information Memorandum to the "Information Memorandum" are to this document and any supplements or replacement of it, any other documents incorporated in it by reference and in relation to any Series of Notes, together with the relevant Pricing Supplement for such Series. The Information Memorandum should be read and construed with any amendment or supplement to it, any other documents incorporated in it by reference and in relation to any Series of Notes together with the Pricing Supplement(s) for such Series. Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules made under the FSMA. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

The only role of the Arranger, the Dealers, the Fiscal Agent, the Australian Registrar and the New Zealand Registrar (each as defined in the "Summary of the Program") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity described below and their respective descriptions under the heading "Summary of the Program" are accurate as at the date of this Information Memorandum. J.P. Morgan Securities Ltd. has given and not withdrawn its consent to be named in this Information Memorandum as the Arranger. The Dealers, the Fiscal Agent, the Australian Registrar and New Zealand Registrar have given and not withdrawn their consent to be named in this Information Memorandum as the Dealers, Fiscal Agent, the Australian Registrar and New Zealand Registrar respectively. Apart from the foregoing, the Arranger and the Dealers make no representation or warranty, express or implied as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors, omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any supplements to it and documents incorporated by reference in the Information Memorandum. The Arranger and the Dealers have not caused or authorised the issue of this Information Memorandum.

The Issuer having made all reasonable enquiries, confirms that the Information Memorandum contains all information with respect to the Issuer and its subsidiaries, taken as a whole and the Notes that are material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Information Memorandum with regard to the Issuer are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer or its subsidiaries or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Information Memorandum misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and verify the accuracy of all such information and statements.

No independent verification

The Arranger and the Dealers have not independently verified the information contained in this Information Memorandum. Neither this Information Memorandum nor any other financial statement is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or the Dealers that any recipient of this Information Memorandum or any other financial statements should purchase any Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in the Information Memorandum and its purchase of Notes should be based upon such investigation as it considers necessary. Neither the Arranger nor the Dealers undertakes to review the financial condition or affairs of the Issuer during the life of the Program or to advise any investor or potential investor in the Notes of any information coming to the attention of the Arranger or the Dealers relating to the Issuer.

Currency of information

Neither the delivery of this Information Memorandum nor any sale of Notes made in connection with this Information Memorandum at any time implies or should be relied upon as a representation or warranty that the information contained in this Information Memorandum concerning the Issuer or its subsidiaries is correct at any time subsequent to the date of the Information Memorandum or that any other information supplied in connection with the Program is correct as of any time subsequent to the date indicated. Investors should review, amongst other things, the documents deemed to be incorporated in this document by reference when deciding whether or not to purchase any Notes.

Without limiting this general statement, the Issuer has given an undertaking to the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in the Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers and would reasonably be expected by them to be found in the Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or its subsidiaries and the rights attaching to the Notes, the Issuer will prepare an amendment or supplement to the Information Memorandum for use in any subsequent offering of Notes.

No authorisation

No person has been authorised to give any information or make any representations not contained in this Information Memorandum in connection with the Issuer, or its subsidiaries the Program or the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or any of the Dealers.

Distribution

The distribution of this Information Memorandum and any Pricing Supplement (as defined in "Summary of the Program") and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, its subsidiaries, the Arranger and the Dealers do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, its subsidiaries, the Arranger or the Dealers (save as provided in the next sentence) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum (other than the financial statements incorporated by reference in it) nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about, and observe, any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Information Memorandum see "Sale and Subscription" below.

No registration

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended) ("Securities Act") and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, its subsidiaries, the Arranger or any Dealer to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

Supplementary Information Memorandum

The Issuer may agree with any Dealer that the Notes may be issued in a form not contemplated by this Information Memorandum, in which event a supplementary Information Memorandum, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Stabilisation

In connection with any Tranche (as defined in "Summary of the Program"), one of the Dealers may be designated as stabilising agent ("Stabilising Agent"). The identity of the Stabilising Agent will be disclosed in the relevant Pricing Supplement. The Stabilising Agent or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limitation period. Such stabilising must be in compliance with all relevant laws and regulations. Such stabilisation activities are not permitted in Australia.

References to currencies

In this Information Memorandum references to "U.S.$" and "U.S. Dollars" are to the lawful currency of the United States of America, references to "A$" and "Australian Dollars" are to the lawful currency of the Commonwealth of Australia, references to "GBP" and "Sterling" are to the lawful currency of the United Kingdom and references to "euro" are to the lawful currency introduced at the third stage of European Economic and Monetary Union pursuant to Article 109L(4) of the Treaty establishing the European Communities as amended by the Treaty on European Union and the Treaty of Amsterdam.

Documents incorporated by reference

The following documents are taken to be incorporated in, and to form part of, this Information Memorandum:

  (a) the most recently published audited accounts and consolidated accounts (each as defined in the Corporations Act 2001 of Australia) and any interim financial statements (whether audited or unaudited) published subsequently to such audited accounts and consolidated accounts, of the Issuer from time to time; and
  (b) all amendments and supplements to the Information Memorandum prepared by the Issuer from time to time, save that:
    (i) any statement contained in the Information Memorandum or in any of the documents incorporated by reference in, and forming part of, the Information Memorandum shall be deemed to be modified or superseded for the purpose of the Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement provided that any modifying or superseding statement does not form part of the listing particulars as contained in the Information Memorandum given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 ("FSMA"); and
    (ii) any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules made under the FSMA. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

Supplementary Listing Particulars

If at any time the Issuer is required to prepare supplementary listing particulars pursuant to Section 81 of the FSMA, the Issuer will prepare and make available an appropriate amendment or supplement to the Information Memorandum or a further information memorandum which, in respect of any subsequent issue of Notes to be admitted to the Official List of the UK Listing Authority, shall constitute supplementary listing particulars as required by the UK Listing Authority and Section 81 of the FSMA.

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Program there is a significant change affecting any matter contained in this Information Memorandum the inclusion of which would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Information Memorandum, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Information Memorandum for use in connection with any subsequent offering of the Notes and shall supply to each Dealer and to any stock exchange on which the Notes are listed such number of copies of such amendment or supplement as reasonably requested.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered or made available to, upon the written request of any such person, a copy of any or all of the documents which, or portions of which, are incorporated in this Information Memorandum by reference. Written requests for printed copies of such documents (if required) should be directed to the Issuer at its office set out below. In addition, a copy of such documents will be available for inspection and available free of charge at the specified offices of the Fiscal Agent and the Australian Registrar.

Summary of the Program

The following is a brief summary only and should be read, in relation to any Notes, in conjunction with the rest of this Information Memorandum, the relevant Pricing Supplement and, to the extent applicable, the general terms and conditions of the Notes. Terms not defined in this summary are defined elsewhere in this Information Memorandum.
Issuer:	Telstra Corporation Limited (ABN 33 051 775 556) (a corporation constituted with limited liability under the laws of the Commonwealth of Australia).
Description:	Debt Issuance Program allowing for the issuance of medium term notes and other debt instruments in any jurisdiction except the United States (subject to applicable legal and regulatory restrictions) as specified in the relevant Pricing Supplement.
Program size:	Up to euro 8,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. This amount may be increased in accordance with the provisions of the Dealer Agreement (as defined in "Sale and Subscription").
Arranger:	J.P. Morgan Securities Ltd.
Dealers:	ABN AMRO Bank N.V.
Barclays Bank PLC
BNP Paribas
Commonwealth Bank of Australia
Credit Suisse First Boston (Europe) Limited
Deutsche Bank AG London
Goldman Sachs International
HSBC Bank plc
J.P. Morgan Securities Ltd.
Merrill Lynch International
Mizuho International plc
Morgan Stanley and Co. International Limited
Royal Bank of Canada Europe Limited
UBS AG, acting through its business group UBS Warburg
Westpac Banking Corporation

The Issuer may from time to time terminate the appointment of any Dealer under the Program or appoint additional dealers either in respect of a Tranche or in respect of the Program generally. References in this Information Memorandum to "Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the Program generally (and whose appointment has not been terminated) and to all persons appointed as a dealer in respect of a Tranche.

Fiscal Agent:	Deutsche Bank AG London
Paying Agent (Europe):	Deutsche Bank Luxembourg S.A.
Australian Registrar:	Austraclear Services Limited (ABN 28 003 284 419)
New Zealand Registrar:	Computershare Investor Services Limited.
Authorised Advisor:	J.P. Morgan Securities Ltd.
Method of issue:	The Notes may be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a Pricing Supplement (as defined below).
Issue price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Form of Notes:	The form of particular Notes will be determined by the Issuer and relevant Dealer(s) prior to their issue.

The Notes may be issued in bearer form ("Bearer Notes") governed by the laws of England. Each Tranche of Bearer Notes will be represented on issue by a temporary global note which may, in certain circumstances be exchangeable into definitive notes or a permanent global note which, in turn, may be exchangeable into definitive notes. Global Notes may be deposited on the issue date with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg").

Notes issued in the Australian domestic markets ("Australian Domestic Notes") and the New Zealand domestic market ("New Zealand Domestic Notes") will be issued in uncertificated registered form only and under the laws of the Australian Capital Territory, Australia and New Zealand respectively. On their issue date they will be lodged in the Australian securities clearing and settlement system operated by Austraclear Limited ("Austraclear System") and the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand ("Austraclear New Zealand System") respectively.

Deed of Covenant:	Holders of Bearer Notes will have the benefit of a deed of covenant dated 31 October 2001 executed by the Issuer.
Australian Note Deed Poll:	Holders of Australian Domestic Notes have the benefit of an Australian Note Deed Poll dated 31 October 2001 as amended and restated on 15 October 2002.
New Zealand Note Deed Poll:	Holders of New Zealand Domestic Notes will have the benefit of a New Zealand Note Deed Poll dated 15 October 2002.
Status:	Notes will be issued on an unsubordinated basis only. The Notes are direct, unsubordinated and (subject to the Negative Pledge) unsecured obligations of the Issuer and rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law. The Issuer's obligations under the Notes are not guaranteed by the Commonwealth of Australia.
Currencies:	Subject to any applicable legal or regulatory requirements, Notes may be issued in any currency or currencies, including, without limitation, Australian dollars, Canadian dollars, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Singapore dollars, sterling, United States dollars or any other freely transferable and freely convertible currency. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the applicable Pricing Supplement. Issues of Notes denominated in sterling must comply with applicable laws and regulations. See "General Information" below.
Negative pledge:	The Notes will contain a negative pledge provision as described in Condition 6
Cross default:	The Notes will contain a cross default provision as described in Condition 22.1(c).
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer(s) as indicated in the applicable Pricing Supplement, subject to such minimum and maximum maturities as may be allowed or required from time to time by relevant laws, regulations and directives.

At the date of this Information Memorandum, the minimum maturity of all Notes is one year except in the case of Notes denominated in Sterling where the minimum maturity is one year and one day.

Denomination:	There is no minimum denomination in relation to Notes, although the minimum subscription price for Australian Domestic Notes will be A$500,000 (or its equivalent in other currencies) (disregarding moneys lent by the Issuer or its associates) unless the offer or invitation otherwise does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia. Notes will be in such denominations as specified in the relevant Pricing Supplement.
Fixed Rate Notes:	Fixed interest will be payable in arrears on the date or dates in each year specified in the relevant Pricing Supplement.
Floating Rate Notes:	Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an ISDA Master Agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN, EURIBOR or BBSW (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin. Interest periods will be specified in the relevant Pricing Supplement. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer(s) for each Series of Floating Rate Notes. Zero Coupon Notes: Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Pricing Supplement.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant
Interest Periods and Interest Rates:	The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.
Redemption:	The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable.
Redemption by instalments:	The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.
Optional redemption:	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.
Tax redemption:	Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 15.2 ("Early redemption for taxation reasons").
Withholding tax:	All payments in respect of the Notes will be made free and clear of withholding taxes of the Commonwealth of Australia, unless required by law. In that event, the Issuer will (subject to certain exceptions) pay such additional amounts as will result in the holders of Notes receiving such amount as they would have otherwise received had no withholding or deduction been required. See Condition 20 ("Taxation") for a further description.

All payments in respect of New Zealand Domestic Notes will be made in full free and clear of withholding taxes imposed in New Zealand unless required by law or authorised by Condition 20.4 ("New Zealand resident withholding tax exemptions") of the terms and conditions of the Notes.

Record Date:	In the case of Australian Domestic Notes and New Zealand Domestic Notes, the date for determining the person to whom a payment shall be made is the close of business on the eighth day before the due date for payment.
Governing law:	The Euro Notes and the Deed of Covenant will be governed by the laws of England. Australian Domestic Notes and the Australian Note Deed Poll will be governed by the laws of the Australian Capital Territory, Australia. The New Zealand Domestic Notes and the New Zealand Note Deed Poll will be governed by the laws of New Zealand.
Pricing Supplement:	This document is to be read in relation to the issue of any Notes in conjunction with the Pricing Supplement issued by the Issuer in relation to such Notes. This document is intended to describe in general the nature of the Program. Each Pricing Supplement will provide particular information relating to a particular Tranche of Notes to be issued as part of a Series including details of the form of the Notes, the Series in which the Notes will be issued and other information pertinent to the issue of those Notes.
Listing:	The Issuer has made an application for Notes issued under the Program to be listed on the Official List of the UK Listing Authority. The Issuer may also make an application to list Notes issued under the Program on any other stock exchange, including the Australian Stock Exchange. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Selling restrictions:	United States, United Kingdom, Australia, Japan, the Republic of France, Federal Republic of Germany, Switzerland, New Zealand, Singapore and the Commonwealth of Australia. See "Sale and Subscription". Use of proceeds: The net proceeds of each issue of Notes under the Program will be used by the Issuer for its general corporate purposes.

Corporate Profile

Telstra Corporation Limited
Introduction

Telstra Corporation Limited is an Australian listed company that is 50.1% owned by the Commonwealth of Australia.

Terms used in this document:

  We, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and
  Telstra Entity is the legal entity, Telstra Corporation Limited.

Our fiscal year ends on 30 June. Unless we state differently, the following applies:

  Year or a fiscal year means the year ended 30 June; and
  2002 means fiscal 2002 and similarly for other fiscal years.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia's telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997, under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth, are quoted on the Australian Stock Exchange and on the New Zealand Stock Exchange. American depositary shares, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York, as depositary, and are listed on the New York Stock Exchange.

A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the Australian Stock Exchange, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. The Commonwealth currently owns approximately 50.1% of our issued shares, and it is required by legislation to own at least that much.

General

We are Australia's leading telecommunications and information services company. We are one of Australia's largest corporations and have one of the best-known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia.

Our fixed telephony network extends across Australia and serves virtually all Australian homes and most Australian businesses. It has optical fibre on all major traffic routes and has a fully digital switching capability that allows us to develop and deploy a full range of modern products and services. As well as our basic telephony network, we have a variety of other value enhanced delivery platforms over which we provide our services.

We are the largest mobile telecommunications provider in Australia, with global system for mobile communications (GSM) and code division multiple access (CDMA) digital networks, together covering over 97% of the population and GSM international roaming over 100 countries.

Recognising the importance of data services and the internet we continuously review our business, operations and networks to assess the changes required to enable us to compete effectively in growing data markets. We are expanding our range of data products and developing our content-based businesses, such as internet and ecommerce, pay television services and directories. We have established strengths in products such as internet access and electronic directories.

We have devoted considerable resources over recent years to upgrade and modernise our networks and systems. This programme has increased our flexibility and expanded the range of products and services that we can offer our customers in our traditional telephony markets as well as mobile telecommunications and emerging data and internet markets.

Falling prices in most product categories, and market share losses driven by the effects of regulation and increased competition in a slowing market, are combining to impact growth. Ongoing cost containment is necessary while we focus on areas that may deliver long-term revenue growth. Over the last three years, we have implemented a major "next generation" cost reduction (NGCR) programme.

Over the last several years, we have focused on improving our operating efficiency and on changing our corporate culture to be more commercially oriented and more customer focused. Our efforts have included:

  enhancing the efficiency of our networks, systems and processes;
  improving work practices through the adoption of the Six Sigma management tool; and
  systematically reviewing our cost structures and the way we deliver services to our customers.

Our initiatives have allowed us to achieve cost efficiencies in many areas and have resulted in a significant reduction in the number of full-time employees.

In June 2002, to compliment our Asian investment strategy we acquired PCCW's 40% interest in the joint venture Regional Wireless Company, giving us 100% ownership of CSL Hong Kong which is the second largest mobile operator in Hong Kong.

In addition to our Asian investments, we continue to review investment opportunities that offer us substantial strategic and financial investments overseas and in Australia.

Business strategy

Our vision is to enhance our position as the leading full-service telecommunications and information services company in Australia and to expand our presence internationally. To realise this vision, increase shareholder value and compete successfully, we are continuing our growth strategy focusing on four key strategic areas:

  Domestic retail operations;
  Applications and content;
  International expansion; and
  Domestic wholesale services.

Competitive and regulatory environment

Competition began in the national long distance and international telephone service markets in 1991 and in the mobile telephone service market in 1992. On 1 July 1997, the Commonwealth Government opened the Australian telecommunications markets to full competition by removing the limit on the number of carriers that may enter the market and substantially amending the regulations that apply to providers of telecommunications services. At 30 June 2002 there were approximately 82 licensed carriers and 560 internet service providers (ISPs), and 100 carriage service providers, competing in Australia. The open competitive environment has caused us to take on a more commercially oriented and customer focused approach.

Since the introduction of competition, our share of the Australian telecommunications market revenues has gradually declined. However, the effects of this decline on our revenues have been offset in part by growth in the telecommunications market overall. We expect that these trends will continue as competition increases and demand for products and services, particularly mobile telecommunications products, data and internet, help expand the overall market. We expect that growth in the telecommunications market will be less than in previous years. As this open market environment is still evolving, we are uncertain how future competition and regulatory decisions will affect our business. The Australian Competition and Consumer Commission (ACCC) and the Australian Communications Authority (ACA) oversee the overall regulatory framework and over the last five years have been very active in telecommunications markets.

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years.

Table - Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category
Year ended 30 June
	2002		2001		2000
	A$	%(2)	A$	%(2)	A$	%(2)
Basic access	2734	13	1821	8	2005	10
Local calls	1947	9	2143	9	2646	13
National long distance	1168	6	1267	5	1406	7
Fixed to mobile	1419	6	1287	6	1220	6
International telephone services	409	2	786	3	972	4
Mobile services	3242	16	2906	13	2667	13
Mobile handsets	233	1	215	1	326	2
Data and Internet services	3138	15	3180	14	2841	14
Directory services	1169	6	943	4	1122	5
Customer premises equipment	226	1	280	1	336	2
Intercarrier services	1121	5	1133	5	828	4
Inbound calling products	348	2	434	2	433	2
Solutions management	352	2	306	1	235	1
Various controlled entities	2001	10	1349	6	910	4
Other sales and services	689	3	629	3	1396	7
Sales revenue	20196	97	18679	81	19343	94
Sales revenue	2734	13	1821	8	2005	10
Other revenue(1)(excl. interest income)	606	3	4304	19	1162	6
Total operating revenue (excl. interest revenue)	20802	100	22983	100	20505	100

(1) Other revenue includes revenue from sale of assets/investments, dividends received/receivable, and miscellaneous revenue. Interest received/receivable is now included in net interest.
(2) Represents percentage of total operating revenue contributed by each product and service category.

Basic access

We provide basic access services to most homes and businesses in Australia. We also sell access services to carriage service providers who then sell these services to their customers. Our basic access service consists of installing, renting and maintaining connections between our customers' premises and our PSTN to provide basic voice, facsimile and internet services. Our basic access service does not include enhanced products like ISDN access, ADSL and FaxStream services. These are recorded under "Data and internet services".

We charge our customers fees for connecting new lines and reconnecting existing lines. We charge all our residential customers approximately the same rates for basic access service even though it is more expensive for us to provide basic access service in rural areas.

Housing growth and customer requirements for additional basic access lines drives demand for residential basic access lines. Growth in basic access lines has slowed in recent years but this has been offset, to some extent, by our success in encouraging customers to adopt alternative access services that have more capabilities, such as ISDN services and new internet access products. Growth in the number of home offices and increasing demand for integrated voice and data services has caused some of our customers to switch to these alternative access services.

We market additional lines in areas where we have capacity available and in other areas, we augment our network capacity with a range of technologies, including ADSL. We have been selectively upgrading our customer access network to reduce the number of faults and thereby improve our service levels. This upgrade has also assisted us to meet the demands for service in a more timely way and provide our network with additional capacity for further growth in the volume of lines.

Local calls

We provide local call services to most residential and business customers in Australia. We generally charge for local calls on an untimed per call basis with a lower rate for calls within the same exchange area referred to as a Telstra Neighbourhood Call. We also provide local call services to carriage service providers at a commercially negotiated or regulated rate. These carriage service providers resell local call services and bill their customers directly.

National long distance calls

We are the leading provider of national long distance services in Australia. This comprises national long distance calls made from our PSTN network by residential and business customers to a fixed network. We also provide national long distance services to other carriers for resale.

We charge for national long distance calls on a timed basis after a call connection fee. Charges usually depend on the duration, destination, time of day and day of the week of the call but are also offered on a capped price basis. We offer a suite of calling options to allow customers to choose the package most suitable for their individual needs.

In addition, we offer a variety of specials to increase the use of our network in low demand periods.

Fixed to mobile calls

Fixed to mobile calls relate to calls made from our PSTN network to a mobile network. We charge for fixed to mobile calls on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call, and whether or not the mobile called is a Telstra mobile service. We also offer capped calls on some of our package options during certain times and on specified days of the week, for calls made to Telstra mobile services.

International telephone services

We are the leading provider of international telephone services in Australia offering customers international telephone services to more than 230 countries and territories. In addition, through REACH, we offer international outbound telephone services on a wholesale basis.

We generally charge for international telephone calls on a per second basis after a call connection fee. The charge usually depends on the duration of the call and the destination of the call regardless of the time of day or day of the week on which the call is made. Our International 0018 Easy _ Hours service allows customers to purchase calls in 30 minute blocks of time using the dialling code 0018. In the first quarter of fiscal 2002, a new 0011 10 minute capped call offer was introduced for HomeLine Plus and BusinessLine Plus customers to encourage more frequent calling overseas. We also market a range of specials to attract new customers and encourage existing customers to call more often.

Residential customers make most of our international outgoing calls, treating these calls as a discretionary expense, more so than national long distance calls. As prices have fallen, our customers have made more calls for longer periods of time.

REACH now provides the connections we use to supply international services to our wholesale and retail customers. Prior to the creation of REACH, inbound and outbound traffic on the international network was delivered largely under bilateral contracts with major overseas carriers. We now have services agreements with REACH to cover these arrangements.

REACH pays us for international traffic that terminates in Australia. These termination charges are based on the cost of delivering traffic to destinations in Australia, using the domestic network.

Mobile goods and services

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue, the number of customers and the geographical coverage of our services.

The mobile telecommunications market in Australia is characterised by a significant degree of penetration. Currently more than 60% of the Australian population have mobile services. With our evolution into mobile data products, we also provide our customers with a range of messaging, information, transaction and entertainment services. We are increasingly offering our business customers a variety of wireless data applications that enhance productivity.

The Australian mobiles market is highly competitive. To compete in this market, we rely on:

  our innovative marketing plans;
  our network coverage and quality;
  using a number of different distribution methods to deliver our products and services to our customers; and
  our well-known and trusted brand name.

Our mobile telecommunications services include:

  digital cellular services;
  sales of mobile handsets; and
  a wide range of added features and functions for communication via voice or data.

Our digital mobile service allows customers to send and receive voice and data calls. We also offer our mobile customers additional services, including:

  MessageBank;
  Call Waiting;
  Call Forwarding;
  Calling Number Display;
  mobile facsimile and data services;
  Memo;
  Call Connect;
  International Roaming;
  SMS including PocketNews;
  SAM (short audio messages);
  WAP services, including content such as financial information, sports, e-mail, weather, flights and directories;
  packet data services using GPRS; and
  Other entertainment and information services available through telstra.com and communic8.

On 28 June 2002, we acquired PCCW's 40% interest in the joint venture, Joint Venture (Bermuda) No.2 Limited (known as Regional Wireless Company or RWC) - giving us 100% ownership of Hong Kong CSL Limited (CSL), a leading provider of mobile services in Hong Kong. CSL's pedigree of technical innovation in areas such as Multi Media Messaging (MMS) and Mobile Number Portability (MNP) provides great learning opportunities for us and will produce opportunities in the Australian and international markets.

GSM digital service

Our digital GSM network covers more than 95% of the Australian population. We have continued to expand our digital GSM coverage into regional centres and along highways that link regional centres. We have also focused on improving depth of coverage in major cities, particularly in-building and underground coverage. We offer international roaming in over 100 countries.

We offer our GSM customers a wide selection of products and services giving them maximum flexibility and choice. Customers are rewarded for their usage and loyalty through prices that reduce the more time they spend on calls, and through monthly loyalty bonuses (on member plans) that may be used to repay a handset or reduce their monthly bill.

CDMA digital service

Our CDMA network offers the largest cellular mobile phone coverage in Australia, reaching more than one million square kilometres using an external antenna, covering more than 97% of the population. The CDMA network has 2,192 base stations. CDMA has a number of advantages over GSM in some applications for users who require wider service coverage, and faster data speed than circuit-switched GSM. Customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of the mobile business.

Telstra Mobile Satellite

In fiscal 2002 we launched Telstra Mobile Satellite, which is a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system, which provides global mobile satellite phone coverage. We have signed a service partner agreement to sell the Iridium service including handsets, antennas and airtime.

Data and internet services

We provide new generation data and internet services such as:

  internet access (Telstra's ISP service - BigPond Home, BigPond Business, BigPond Broadband and Internet Direct);
  IP Solutions including Private IP, Wideband IP and Dial IP;
  domestic and international frame relay; and
  domestic and international ATM, and global private IP.

We also provide traditional data services such as:

  dedicated network solutions including digital data services, voice grade dedicated lines, packet switched services, media, audio and video network services; and
  ISDN for entry level data networks, including tails to Wide Area Networks and dial up data solutions for internet access and teleworking.

Our strategy for data and internet services is:

  improved service delivery of traditional data services;
  leveraging existing customer relationships with a view to migrating customers from traditional data services to new generation data and internet services;
  developing innovative new generation IP and internet services;
  enhancing our services in storage, hosting, virus protection, firewall, WAN/LAN, IMS, iTrust; and
  developing integrated managed solutions.

We are also leveraging off our strong position as a provider of data and IT products and our existing competencies in supplying corporations' outsourcing requirements to provide managed storage systems and managed hosting solutions.

Telstra dial IP enables customers to remotely access their office network at anytime over any standard telephone line (PSTN/ISDN) from Australia, or other countries. Our private IP solutions offer networking which enables businesses to access their network via frame relay, ISDN, ATM, ADSL, secure dial up or via wireless access, as suited to the requirements of each site and application. Customers can rely on the built-in intelligence and security of our IP network to manage the routing and delivery of their valuable data. Our wideband IP service offers bandwidth-ondemand access dynamically controllable through a secure, personalised web page. This enables local area networking (LAN) interworking between offices to be extended on demand to accommodate applications such as large file transfers or video conferencing.

Telstra BigPond Direct provides larger corporate, Government and wholesale customers with high quality dedicated internet access within Australia at transmission rates up to 155 Mbps via ATM. In addition, we offer a range of internet products and packages under our BigPond brands. Telstra BigPond Home and Business offer dial-up modem and ISDN internet services to residential and business users across Australia through over 100 different points of presence (PoPs). Telstra BigPond Broadband provides broadband internet services to consumer and business customers via hybrid fibre coaxial cable, satellite or ADSL access technologies.

We also provide our MegaPoP product which allows dial IP access for ISPs and carrier service providers to support public dial up internet access from PSTN/ISDN.

In May 2002 we launched a new fast internet access product called Broadband Regional Connect which is a reliable and affordable internet access alternative to two way satellite and ADSL. Broadband Regional Connect combines two widely available technologies, namely ISDN and Satellite - to deliver dedicated 400 kbps downstream and dedicated 64 kbps upstream internet connection.

Satellite is universally available in Australia and ISDN can be accessed by 96% of the population, including 65% of farmers. Apart from the benefits of faster internet access, the digital line into the home allows normal telephone and fax calls to be made at the same time as accessing the internet or sending data.

Transaction services

We, in partnership with Keycorp Ltd, carry EFTPOS transactions from retail outlets to their acquiring financial institutions. These services are provided over secure dial and dedicated networks. We offer a range of electronic commerce services such as electronic data interchange-based trading networks and business-to-consumer applications to support online payments and general insurance products.

Other data services

We offer other data services, in some cases with business partners, including:

  games-based entertainment, children's education and online music services;
  conferencing services that provide audio, video and internet conferencing, which includes the Conferlink product range;
  V-commerce services based on interactive voice response technology; and
  administration and support services to funds managers for their back office administration and asset management operations.

Text services

Our text services consist mainly of facsimile products and services marketed under our FaxStream brand name.

Online services

In March 2000, we announced the availability of our online communications hub, telstra.com. Since this launch, the communications hub has grown substantially, from around 565,000 subscribers in June 2000 to more than 1,274,000 subscribers at 30 June 2002.

telstra.com provides access to a number of services and features, including:

  information about our products and services;
  current Telstra corporate and investor relations information;
  access to online messaging applications such as web-based email and online SMS;
  the ability to view and pay Telstra accounts online, as well as order Telstra products and services; and
  acting as a springboard to our ISP business - Telstra BigPond.

Extensive work will be undertaken in fiscal 2003 to further develop telstra.com to further enhance it as an effective channel to market for our products and services.

Advertising, Information and Directory services

We are the main provider of advertising directory services in Australia through our advertising business and wholly owned subsidiary Sensis Pty Ltd, previously called Pacific Access Pty Ltd. The former Pacific Access was rebranded "Sensis" on 19 August 2002.

Sensis is a leading provider of advertising, information and directory solutions to small and medium enterprises (SMEs), corporations, consumers and Government.

The directory and advertising services we offer include printed White Pages directories and Yellow Pages directories, which are also available through voice and online media. The White Pages directories are also available on CD-Rom. Each telephone subscriber receives one free listing of name, address and telephone number in the White Pages directories and may purchase special listings, such as bolded printing. Businesses may list their business details in our Yellow Pages directories free of charge, or purchase premium advertising and promotional space.

During fiscal 2002 Sensis acquired the online city guide business, CitySearch Australia Pty Ltd (CitySearch). The acquisition provides Sensis with additional traffic and content which expands its internet user base.

We operate five internet sites that are among the most frequently visited Australian internet sites:

  the Yellow Pages OnLine site (www.yellowpages.com.au);
  the White Page OnLine site (www.whitepages.com.au);
  the GOeureka site (www.goeureka.com.au);
  the location and navigation site Whereis (www.whereis.com.au); and
  the CitySearch site (www.citysearch.com.au) we recently acquired.

Although most commonly known for its directory advertising through the White Page and Yellow Pages print and online directories, Sensis' business scope also extends to non-directory advertising such as internet media sales through Sensis MediaSmart, Sensis WebWorks, and CitySearch online, and business services and applications such as Whereis location and navigation solutions, Electronic White Pages, Macromatch and an electronic catalogue solution to be launched in October 2002. One of the company's most significant assets is its comprehensive content across business, consumer, geographic and lifestyle markets.

Sensis' media sales business (Sensis MediaSmart) manages online advertising campaigns across all of Sensis' online sites, as well as on telstra.com, Telstra BigPond and a range of third party sites. As a result of the recent acquisition of BMC Media's Web Ad Sales business, Sensis MediaSmart is now placed among Australia's top four internet media sales companies.

Customer Premises Equipment

We provide telephones, facsimile machines and other telecommunications equipment for rental or sale to our customers. Prior to the sale of our PABX business in the first half of fiscal 2002 we also maintained PABX systems for our customers and charged a maintenance fee for this service.

Intercarrier services

We provide telecommunication services to other carriers or carriage service providers. During the three-year period many new competitors have entered the Australian telecommunications market, and as the Australian telecommunications market expands demand for our intercarrier services may increase. The prices we charge other carriers and carriage service providers are regulated.

Inbound calling products

We offer:

  inbound call services including Freecall 1800, which is a reverse charge call service used widely by large and small businesses to extend their market reach and attract sales;
  Priority One3 shared cost services, 6 digit one national number used by larger businesses as a front door to their call centres and franchise operations for service calls;
  Priority 1300 services, 10 digit number, similar to Priority One3 service, used when short number format is not required;
  call centre products such as network-based services for business call centres that include interactive voice response and online customer selection menus; and
  InfoCall 190 - telephone premium rate services, where we bill the calling customers for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also supply a range of products to our consumer and business customers that offer alternative billing options, including prepaid cards, automated reverse charging and calling cards. Our inbound calling products also form part of our Contact Centre Solutions offerings to enterprise and corporate customers.

Solutions management

We provide management of all or part of a business customer's IT and telecommunications services including management of each of the following:

  managed voice services: our network based enhanced voice and data switching products and IP-VPN products and the provision of related professional services;
  managed data services: our core data products including IP-based network solutions, ATM, frame relay, ISDN, ADSL and dedicated data network, equipment and the provision of professional services;
  managed contact services: a customer's call or contact centre including network services, equipment and third party hardware/applications and professional services;
  managed mobility services: fleet management of mobile phone networks and new wireless based technologies such as wireless LANs;
  managed IT services: IT based products and services including firewalls, desktops, peripheral services and application service products; and
  whole of business solutions: complex once off or whole of business solutions incorporating a range of the above services.

Other sales and services

Our other sales and services mainly include payphones, domestic information and connection services, video and teleconferencing, and audio and video services.

We provide information and connection services through a number of call centres in Australia and through White Pages OnLine and Yellow Pages OnLine. We provide voice recognition technology to allow the automation of the 2,200 most frequently requested numbers. In fiscal 2002, we responded to over 276 million calls with the majority of these basic operator services being provided without charge to the customer. For the last three years we have charged for directory assistance services provided to mobiles and business customers. We cannot charge or amend charges for our directory assistance services without the approval of the Communications Minister.

Payphones

We are the leading provider of payphones in Australia. As at 30 June 2002 we operated approximately 34,000 public payphones. Other private operators have approximately 38,000 payphones that are connected to a payphone access line provided by us. Our Universal Service Obligation (USO) requires us to make payphone services reasonably accessible throughout Australia, including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

Wholesale services

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

  interconnection services including originating and terminating access to our fixed and mobile networks, preselection services, and access to our network facilities such as ducts, towers and exchange space;
  domestic and international transmission services, including leased lines;
  Broadband, IP backbone and traditional data services; and
  mobile telecommunications services.

Wholesale manages and delivers a full range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer.

Pay television

We own 50% of FOXTEL with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of pay TV services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL has entered into various programme supply arrangements, including some with minimum subscriber fee commitments.

We are the exclusive long-term supplier of cable distribution services for FOXTEL's cable pay television services in our cabled areas and we receive a share of FOXTEL's cable pay television revenues. We have agreed with FOXTEL that we will not supply pay television distribution services on our broadband cable network to anyone else unless we are required to do so by law. In addition, we can independently, or through partnerships and alliances, provide a broad range of other communications, data and information services using our broadband network. Under arrangement with the FOXTEL partners, FOXTEL may provide, in addition to pay TV services, a limited range of information and other services, but it may not supply telephony services. Within cabled areas, there are limitations on FOXTEL's ability to provide services, including online services. Outside cabled areas, FOXTEL may decide to provide a range of information and other services, including online services, but must give preference to us in partnering to develop those services.

In fiscal 1999, FOXTEL introduced a commercial satellite service which enables pay television to be delivered to approximately two million homes not passed by our broadband cable, excluding homes in areas serviced by the Australian pay TV provider, Austar. FOXTEL has licensed movie programming to Austar for satellite delivery in areas serviced by Austar on an exclusive basis, with the effect that FOXTEL may not provide a satellite service containing this programming in those areas.

FOXTEL has the exclusive pay TV rights to the Australian Football League (AFL) matches. The AFL is a major component of sports viewing in Australia. Under the terms of the agreement negotiated with the AFL in 2001, FOXTEL has acquired the exclusive pay TV rights to all AFL matches for a term of five years commencing in 2002. The agreement also obliges FOXTEL to offer some form of AFL to the other pay TV operators, namely Austar and Optus Vision. However, FOXTEL is free to set the charge for such a service.

On 5 March 2002 we and FOXTEL announced an agreement which, subject to regulatory review and content supplier consents, is proposed to commence in the first half of fiscal 2003. If approved this will enable us to bundle FOXTEL's pay TV service with telephone and internet services, and charge customers for them on a single Telstra bill.

Also on 5 March 2002, FOXTEL and SingTel Optus announced that they have entered into an agreement, which is subject to regulatory review and the various consents of content providers. This agreement would allow SingTel Optus to resell FOXTEL pay TV channels on the Optus Vision cable network. Under this agreement, FOXTEL would assume some of Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL would also supply some Optus Vision content over the FOXTEL platforms. If approved the FOXTEL service to be received by SingTel Optus customers is expected to commence on 1 November 2002 and run until 2010.

Recently the ACCC indicated that it believes the agreement for the supply of FOXTEL programming to SingTel Optus mentioned above would result in a lessening of competition. Subsequently, we and FOXTEL offered draft undertakings to the ACCC that are designed to overcome their concerns. These are currently under consideration by the ACCC. The draft undertakings include an access regime that will allow third parties to gain access for their programming to the Telstra cable and the FOXTEL set top units.

International investments

A component of our strategy is to expand our business activities outside Australia, through investment, acquisition and alliance opportunities generally, particularly in the areas of mobile, data and internet, in the Asia Pacific region. Our most significant international investments include:

  REACH, a 50:50 joint venture with PCCW and one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region. In December 2001 REACH agreed to acquire the Asian assets of Level 3 Inc. That acquisition provides REACH with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and Korea;
  RWC which owns one of Hong Kong's leading mobiles businesses, Hong Kong CSL Limited ("CSL"). CSL is the second largest mobile operator in Hong Kong with over one million customers and a market share of around 20%. CSL was the first company in Asia to launch the Multi Media Messaging service (MMS) on its GPRS (2.5G) network in March 2002, and had successfully conducted a MMS roaming trial with China Mobile. CSL was awarded one of the four licences to operate a 3G network in Hong Kong in October 2001. On 28 June 2002 we acquired PCCW's 40% interest in RWC, giving us 100% ownership of the company; and
  TelstraClear which is the second largest full service carrier in New Zealand, providing innovative voice, data, internet, mobile, managed services and cable TV products and services to more than 11% of the New Zealand market. New Zealand is a strategically important market for our Trans-Tasman customers, and this acquisition enables these important customers to receive the same end-to-end services that we provide, in a seamless way. In December 2001 we increased our holding in TelstraClear (formerly TelstraSaturn Limited) by 8.43%. Our 58.43% interest represents a controlling interest in this company. At the same time we acquired CLEAR Communications Limited.

We also have a number of smaller offshore investments and joint ventures, which include:

  a 35% equity interest in the satellite communications operator, Xantic (formerly Station 12 B.V.) in the Netherlands; and
  a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, based in Bermuda.

We are also currently investigating opportunities in China and South East Asia. For example, subsequent to the initial co-operation agreement with China Unicom in March 2001, we signed an extended Memorandum of Understanding with China Unicom in November 2001, to jointly explore business partnerships and opportunities in China. We are also building on our successful experience in providing telecommunications for the Sydney Olympics and endeavouring to work closely with the Beijing Organising Committee for the 2008 Olympic Games.

Network and systems

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic. This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan which enables network management to be transferred to an alternate location in the event of an unforeseen disaster.

Ongoing substantial investment of both capital and resource is required to ensure that we maintain this leading position from both a technology and industry position. An example of how this requirement has been effectively met through fiscal 2002 is Telstra's investment in the Voice on Packet Core technology. This network investment will see the first deployment of telephony servers and media gateways into our core transmission network for the carriage of traditional voice traffic. This technology allows us to convert traditional circuit switched voice traffic into data packets and carry it much more cost effectively across the network.

Research and development

Telstra reviews its project expenditure at the end of each financial year to determine actual spend on research and development, and our reviews show that we spent A$160 million in fiscal 2002, A$217 million in fiscal 2001 and A$158 million in fiscal 2000 on research and development.

Transmission infrastructure

Our domestic inter-exchange transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.4 million kilometres of optical fibre and approximately 2,260 digital radio systems. Our major transmission routes incorporate synchronous digital hierarchy technology. We have implemented more Wave Division Multiplexing (WDM) technology with another system built between Melbourne and Sydney, increasing the total length of the network by 2,000km to 22,000 kilometres. A further 8,177kms is under construction and will be completed in fiscal 2003.

In addition we are seeking tenders from suppliers for the provision of 10G/Bit Dense WDM systems from Perth to Adelaide, Adelaide to Melbourne, Melbourne to Sydney and Sydney to Brisbane.

Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data / IP system. REACH operates the largest and most highly meshed IP backbone network in Asia and has investment interests in more than 50 submarine cable systems worldwide. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible, and to provide route diversity and circuit redundancy as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia's geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to over 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH's international gateway switches, and our intelligent network (IN) platforms provide advanced services including tollfree and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and this technology will soon be used to provide telephony access for customers to whom traditional copper pair access is unavailable or impracticable. Application of such technologies is aimed to provide economic solutions to formerly difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products, and the rapid growth in popularity of the internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term, one of which was formerly reserved solely for data applications. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These could include products like Homeline Features such as Call Waiting, Call Return, Abbreviated Dialling, and Virtual Private Networks. New types of telephones and customer premise equipment which make these features more accessible and easy to use are continually entering the market.

The PSTN also supports many operator assisted service products such as directory assistance, and CallConnect. We are seeking to enhance these services by automating them with new voice recognition technology.

Integrated Services Digital Network (ISDN)

ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, internet access and EFTPOS.

The ISDN network is available to 96% of the Australian population. ISDN provides an end to end digital connection that allows Telstra to deliver 64kbps connections to customers.

Intelligent network platforms

We operate a number of IN platforms that support a range of advanced services including:

  inbound services such as Freecall 1800,Priority One3, Priority 1300 and InfoCall 190;
  calling card (Telecard);
  prepaid card (Phoneaway, Say G'Day);
  information services numbers;
  number portability;
  advanced network routing; and
  screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

We also operate two additional IN platforms, one that provides the full range of enhanced features which support our Telstra Mobile products, and the other that provides a selected range of IN services supported by TelstraClear Limited.

Data networks

We operate a number of data networks, including:

  our switched data network (SDN);
  a national transaction switching network;
  our digital data network; and
  our dial IP platform.

Our SDN is comprised of 450 switches, linked to access multiplexers at more than 1,200 sites around Australia. Fiscal 2001 saw the first deployment of 2.5Gbps interstate transmission for the backbone of the SDN, which was carrying all traffic by the end of calendar 2002. The SDN provides:

  public packet switching data services suitable for a wide range of data applications;
  site-to-site and multi-site WAN connectivity;
  national coverage for frame-relay data services from 64 kbps up to 45 Mbps;
  national coverage for ATM data services, supporting access rates from two Mbps to 622 Mbps; and
  IP-VPN services, supporting a range of access types and value-add features.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 34Mbps, and we expect to grow this to a full STM-1 line rate early in fiscal 2003. In addition, we are upgrading our customer reporting capabilities, to be able to monitor customer specific service level agreements in relation to ATM and frame relay.

Our wholesale customers use the SDN as a key element of their own retail offerings. Increasingly, we are using the SDN as a building block for other services, including dial IP, ADSL, our mobile networks, and for connecting regional centres to our national internet backbone network via MegaPoP.

Our national transaction switching network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions. Our digital data network provides dedicated site to site DDS, at speeds of up to two megabits per second. This network has extensive coverage across Australia.

Our dial IP platform supports dial-up access from the ISDN or public switched telephone networks to LANs, WANs, and online data applications.

Fiscal 2003 will see the first large scale deployment of a data network carrying voice calls from the public telephone network. The initial deployment will potentially see thousands of interstate voice calls carried over ATM connections.

Internet Protocol (IP) networks

We operate a national internet backbone network. It is a fully IP-routed network, which provides the backbone for all our Telstra Internet Direct services, all Telstra BigPond internet offerings, as well as Telstra Wholesale's internet products.

Our internet backbone network connects to the rest of the internet via the international links provided by REACH, and connects domestically via peering links with Australia's other main ISPs.

We operate two major internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including email, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested internet content so that customers receive faster web page delivery and we are able to contain our internet traffic costs.

We have a platform supporting Telstra Wholesale and Telstra internet services. This has been used to provide a Telstra BigPond Home product with universal local call access across Australia. Telstra BigPond Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our Wideband IP and Telstra Ethernet Metropolitan Area Network services through ethernet switches located in customer buildings and interconnected by a high speed network.

We have also implemented a core, carrier grade IP network known as the Routed Data Network (RDN). It consolidates 26, mostly small, IP networks used for customer traffic and internal purposes.

Broadband network

Telstra delivers broadband capability through a variety of technologies, using cable modem, ADSL and satellite services.

Our hybrid fibre co-axial cable broadband network passes 2.5 million homes. Approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with nodes capable of serving up to 1,200 customers each.

We designed the cable network to provide two way transmission for interactive services and high speed data transfer. The cable network provides pay television services, and in most of the coverage areas, also supports cable modems delivering broadband internet access.

ADSL is a broadband access technology using existing PSTN access infrastructure. We have three very fast broadband service options available to customers in ADSL enabled areas in Australia:

  an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up the phone line or needing an additional line;
  an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and
  a service for ISPs to provide their customers with ADSL internet access.

Since August 2000 we have been rolling out our broadband services, and we have achieved our target coverage for fiscal 2002 of 804 ADSL enabled exchanges. We also offer broadband services via both a two way satellite service and a satellite download/dialup backchannel, in areas of Australia unable to access broadband via cable modem or ADSL.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 97.5% of the Australian population. We serve over 5.9 million services in operation (SIOs) with these networks. Through our investment in RWC, we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2002, our GSM digital network in Australia had 56 mobile switches and base station controllers and 3,650 base stations. We are continuing to expand the capacity of the GSM network and the 295 new base stations established in fiscal 2002 provide additional capacity and enhance depth of coverage, whilst retaining our lead in breadth of coverage.

The GPRS service is available in the vast majority of our GSM network and provides "always on data" access to WAP and internet information services, as well as access to corporate customers' LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage around double the area of the GSM network. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2002, there were 2,192 CDMA base stations nationally.

We also have a mobile radio packet data network operating to the Motorola DataTac protocol in major capital cities and in some large regional centres. This network services mobile electronic funds transfer systems and specialised data applications by allowing data to be sent to and received from large mainframe computer systems.

Electromagnetic energy

Certain reports have suggested that electromagnetic energy (EME) emissions from mobile phone base stations and radio communications facilities, including handsets, may have adverse health consequences for users and the community.

We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and its employees.

We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and their base stations when used in accordance with applicable standards.

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program.

Our expertise in the area of RF Dosimetry (the measurement of radio frequency energy) is now acknowledged as the best in Australia. We are leveraging such expertise to actively support independent research and are currently providing test equipment to the Centre for Immunology at St Vincent's Hospital, Sydney for a study into cell DNA and simulated GSM mobile phone transmissions

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-Map software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-Map software to national and international health authorities as well as community and government organisations reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Telstra, the World Health Organisation and the Australian Department of Health recently conducted a specialised EME training course for the Philippines Government as part of an international EME training program using our EME RF-Map software. Australian carriers have also chosen our EME rooftop management process for an industry trial to standardise EME management and ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

  introducing new products to the market faster;
  further integrating our customer access technology and systems across channels; and
  reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

  sales and marketing;
  customer ordering and provisioning;
  online access for customers;
  billing and credit management;
  service assurance;
  workforce management; and
  back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers we will focus on driving efficiency and adaptability across our delivery systems.

Information technology alliances

We have a 22.6% equity interest in IBM Global Services Australia Limited (IBM GSA), also owned by IBM Australia (54.4%) and Lend Lease (23%). We have outsourced our data centre mainframe and midrange operations and a proportion of our applications maintenance and enhancement activities to IBM GSA for a 10 year period from July 1997. In March 2001 we entered into major IT applications development outsourcing agreements with EDS Australia in relation to billing activities and shared databases, and with Deloitte Consulting in relation to our enterprise resource planning stream which encompasses finance, personnel and administrative IT systems. In August 2002, Telstra entered into a strategic relationship with Sun Microsystems for the supply of core online platforms and systems to create a single online operating environment.

Property, plant and equipment

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own approximately 5,369 freehold sites and occupy approximately 6,402 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes.

In August 2002, as a part of our comprehensive property strategy review, we sold seven office properties for A$570 million. We have entered into long term operating leases in relation to these properties.

Competition and Regulation

Competition

Overview

Competition in Australia's telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra's services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Proprietary Limited, ("Optus") won the second carrier licence, enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime, which allows for open competition in Australia's telecommunications industry. Since then there has been a significant increase in the number of carriage service providers that have entered the Australian telecommunications market. At 30 June 2002, we supplied services to over 100 wholesale customers who compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to overall market telecommunication services growth. We expect both these trends to continue but at a lesser rate.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (fixed) and Primus (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business' telecommunications traffic to their own networks, including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

As a result of an ACCC declaration, we are required to offer unconditioned local loop (ULL) services at prices, terms and conditions that can be arbitrated by the ACCC. This may provide a range of additional advantages to our competitors. In addition, the release of spectrum in the 3.4GHz band offers an alternative to fixed line delivery of telephony and data services. This auction, as well as prior auctions of mobile services spectrum, was subject to intense bidding by current and prospective competitors. The Communications Minister may make rules that limit our ability or the ability of others to participate in these auctions.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

Carriage service providers must provide their customers with call-by-call selection or "override" dialling and default choice or "preselection" in respect of national long distance, international calls and fixed-to-mobile calls all of which further assist other carriage service providers to compete.

Wholesale originating and terminating access and transmission services are important for facilities-based provision of national long distance and international telephony services. The pricing of these services influences the development of some of the retail offerings of our competitors.

Competition already exists in the wholesale provision of transmission services on major domestic and international routes. The pricing of these services is dictated by commercial negotiation and is falling as new competitors enter the wholesale market. The regulatory processes also provide a framework to determine terms, conditions and pricing of transmission services, particularly on routes that are not fully competitive.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration at 30 June 2002 was approximately 66%. As this level of market saturation increases, we expect the rate of further market penetration to slow.

The Commonwealth Government mandated mobile number portability from 25 September 2001. This has allowed customers to change mobile service carriers while retaining their numbers.

Data services

Competition in growth markets such as frame relay and ATM networks is intense, both at retail and wholesale levels. While we are the clear market leader, there are typically 20 general and niche players operating in competition with us.

For more traditional data and leased line products operating in mature markets, competition is less intense, and we offer both retail and wholesale products.

In addition, Telstra provides ADSL solutions for both its wholesale and retail customers.

Internet access services

For internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The internet service provider market in Australia is highly competitive, with approximately 560 competing service providers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors, including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.

We provide services under a range of brands including telstra.com, Yellow Pages, White Pages, GOeureka, Whereis and CitySearch.

Wholesale services

Telstra Wholesale currently has approximately 110 wholesale customers and 20 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for its customers such as PSTN interconnection, Local Carriage Service and a number of ADSL products.

Since June last year we have moved from around 20 arbitrations before the ACCC to only the two Pay TV arbitrations. These involved C7 and TARBS. At June 30 2002 there were no disputes concerning Telstra Wholesale. This is a demonstration of the significant progress made in negotiating wholesale deals commercially and expeditiously over this financial year.

Pay television

The pay TV services market is competitive. FOXTEL, of which we own 50%, is the leading pay TV provider in Australia with 798,709 subscribers, as at 30 June 2002. FOXTEL is well positioned to compete on the basis of its brand, diverse programme offerings and delivery over both cable (via Telstra) and satellite. FOXTEL continued its consistent history of annual growth with 7.2% growth in subscribers in fiscal 2002.

FOXTEL and Optus Vision are the main providers of pay TV services over cable in largely overlapping areas. FOXTEL also provides satellite services to homes not passed by our cable network.

Austar distributes pay TV through wireless and satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and Austar compete only in limited areas. While there are no restrictions on FOXTEL entering the Austar territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the Austar territory. Also, FOXTEL has licensed some programming to Austar on an exclusive basis and FOXTEL may not provide a satellite service containing this programming in areas serviced by Austar. Other pay TV operators offer limited services.

Pay TV providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programmes.

Competition is currently based on a number of factors including programming, brand, price, marketing and service support, means and geographic scope of service delivery. FOXTEL has historically experienced high customer churn rates. Churn rates over the past year have been at historically low levels and we attribute some of this to the introduction of the AFL service via the launch of the Fox Footy channel on a 24 hour basis.

In September 1999 the ACCC declared an analogue cable subscription television broadcast carriage service. Several potential subscription television competitors have sought access under the declaration. We continue to be engaged in arbitration with these access seekers. The ACCC has not declared a digital service.

In March 2002 FOXTEL concluded a series of agreements one of which was with Optus Vision to provide FOXTEL programming to Optus for retransmission on their service. Under this agreement FOXTEL will take over the responsibility for paying the program content obligations of Optus. The ACCC initial review of the agreement resulted in a determination that the agreement would likely result in a substantial lessening of competition. Telstra and FOXTEL have since presented a number of undertakings to the ACCC to resolve the areas of concern and these continue to be under review by the ACCC.

Also in March 2002 FOXTEL agreed to supply its service to Telstra in order for Telstra to resell the service as part of its bundled offerings along with its consumer telecommunications products. Telstra has subsequently obtained a broadcast licence via a wholly owned subsidiary and has notified the ACCC of a technical third line force caused by selling a bundle of telecommunications services directly along with the Pay TV service via a subsidiary. This notification is with the ACCC for consideration at this time. The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the number of companies offering a retail pay TV product (including Telstra) and much of this will be the FOXTEL product either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of pay TV.

Provided the March 2002 agreements are approved, we anticipate that in the course of fiscal 2003 FOXTEL and Telstra will undertake the digitisation of the HFC network and this will lead to a further expansion of the pay TV product offering.

Advertising, Information and Directory Services

We compete with a variety of domestic and international companies. We expect increasing competition in our advertising directory services business as we continue to maintain the integrated public number database for use by eligible carriage service providers and others wishing to offer competitive advertising directory services, particularly in the online arena. Public number directory publishers may also seek access to the database. We have already experienced increased competition in this business from regional competitors.

Our print directories (White Pages and Yellow Pages directories) are key advertising outlets for governments and businesses (in particular, small and medium enterprises) across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other media (newspapers, direct marketing and trade publications, among others), which also target a similar customer base.

Payphones

In our payphones business, we expect increasing competition due to new market entrants and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

  industry specific competition regulation;
  extensive industry specific consumer protection regulation;
  industry codes and standards under a self-regulatory regime;
  no limits on the number of carriers;
  carriage service providers with many of the same access rights and obligations as carriers; and
  limited carrier land access rights and statutory immunities.

Reviews have been undertaken in fiscal 2001 and 2002 on some specific telecommunications regulations with the most significant having been the Productivity Commission's review of telecommunications competition regulation. Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation. The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.

The ACCC administers the Trade Practices Act (TPA), regulates competition generally and protects consumers and also includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and our retail price caps and price control arrangements.

The Australian Communications Authority (ACA) is responsible for regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

  carrier licensing;
  technical regulation;
  quality of service;
  the customer service guarantee (CSG);
  preselection, numbering and number portability;
  the USO;
  the DDS obligation;
  spectrum management; and
  industry codes and standards.

The ACA may give written directions to carriers, carriage service providers and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licences, conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

Both the ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, carriage service providers and other industry participants. These activities mainly relate to matters affecting:

  consumers;
  inter-carrier operations;
  interconnection and performance of networks;
  radio;
  environmental issues; and
  customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act and direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or carriage service provider does not comply, they may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant agreed, which include non-monetary "public censure" sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA at 30 June 2002 are for:

  the handling of life threatening and unwelcome calls;
  call charging and billing accuracy;
  end-to-end network performance;
  preselection;
  commercial churn;
  calling number display;
  complaint handling;
  customer information on prices, terms and conditions;
  billing;
  credit management;
  customer transfer;
  mobile number portability;
  unconditioned local loop service network deployment rules;
  integrated public number database, data provider, data user and IPND manager;
  emergency call services; and
  provision of assistance to national security, enforcement and government agencies.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most carriage service providers unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, carriage service provider and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence.

A carriage service provider supplies a telecommunications service to the public using network infrastructure owned by a carrier.

A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or carriage service provider must not engage in anti-competitive conduct in breach of the competition rule. A carrier or a carriage service provider may breach the competition rule if it:

  contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or
  has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or a carriage service provider has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms, but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or carriage service provider.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with, or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or carriage service provider for penalties or damages.

To issue a competition notice (Part A or Part B) the ACCC need only have a reason to believe that there is a breach of the competition rule, rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier's or carriage service provider's competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued. A carrier or a carriage service provider may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

  it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and
  the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or carriage service provider a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or carriage service provider does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at the same time as, or after, a part A competition notice. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or a carriage service provider to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or carriage service provider complies with the advisory notice. Also, a court may have regard to the ACCC's opinion in determining whether a carrier or a carriage service provider is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

On 6 September 2001, we were issued with a Part A competition notice in relation to the price at which we offer our wholesale ADSL service, Flexstream. The ACCC withdrew the competition notice on 15 May 2002.

No competition notices remain in force against Telstra.

Information gathering powers

The ACCC may seek information from carriers or carriage service providers with substantial market power in the telecommunications industry concerning charges for products and services, including in our case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place new financial record-keeping rules. These accounting rules require detailed six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services. The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules, but only in relation to retail services.

2000 review

The Productivity Commission commenced a review of the industry specific competition regulation in the TPA in June 2000 and submitted its final report to the Minister (the Treasurer) in late calendar 2001. In its final report, the Productivity Commission recommended the retention of the telecommunications-specific competition regulation only on the basis that a review of the ACCC's decision to issue a competition notice was subject to merits review. In addition the Productivity Commission recommended certain changes to the telecommunications access regime under Part XIC, much of which was designed to encourage the speedy resolution of arbitration decisions.

On 24 April 2002, the Communications Minister announced a series of additional regulatory measures would be introduced in response to the Productivity Commission's report. The Minister said that the Government will be requiring accounting separation of Telstra's wholesale and retail arrangements in order to ensure Telstra's wholesale arm treats all retail providers in an equitable fashion. Further, in August 2002 the Government announced the establishment of an independent panel to assess the telecommunications services in regional, rural and remote Australia. The panel's report may help the Government decide whether to sell its remaining 50.1% shareholding in Telstra.

The Minister also announced that the Government is proposing to remove Telstra's merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings. ACCC decisions in relation to undertakings and final arbitral determinations have previously been subject to appeal on merits to the Australian Competition Tribunal.

On 25 September 2002 the Telecommunications Competition Bill 2002 was introduced into Federal Parliament. The bill contains a number of provisions that will be of longer term benefit for Telstra. In particular:
(i) a number of amendments that will allow carriers such as Telstra to obtain certainty as to the 3rd party access arrangements that will be imposed upon it prior to rolling out new investments;
(ii) sunset provisions on declarations that should result in some wind-back of the current scope of regulation over time; and
(iii) a number of process changes to the operation of the competition notice regime that impose the first real constraints on the way the regulator utilises this power.

The Bill also contains the mechanism that will allow the Government to implement accounting separation. How this power will be implemented in detail and hence its implications for Telstra will only become completely clear once the direction is issued to the ACCC after the Bill's passage into law.

The Bill also removed Telstra's rights of merits appeal on access arbitrations and requires the ACCC to issue benchmark terms and conditions. The implications of this for Telstra are uncertain and depend upon how the ACCC intends to utilise its powers

Retail price restrictions

The Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005.

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly. Previously this cap was set at CPI less 5.5% and the group of services was much broader and included connections, line rental, mobile calls and leased line charges.

Telstra has scope to increase its line rental charges by up to CPI+4%. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that Telstra should be permitted to increase the line rental charge to cover costs whilst at the same time reducing call prices which have, in the past, subsidised the below cost line rental.

Connection services continue to be capped so that the charge for them increases by no more than the CPI. The ACCC has powers to monitor and report on our compliance with price controls.

On 23 September 2002, the Australian Labor Party (ALP) moved a motion in the Senate to disallow the Price Control Determination 2002 (which governs the CPI-X or CPI+X price restrictions above). The motion is due for debate in the Senate on 13 November 2002. If carried, the motion would effect the revival from that date of certain provisions of the previous Price Control Determination. The impact of any revival would depend on how the revived

Determination is applied and is not yet certain.

Local call charges

We and other carriage service providers must offer untimed local calls to:

  residential and charity customers for all local calls; and
  business customers for local voice calls.

We are not permitted to charge more than 40 cents (incl. GST) for a local call from a public payphone. We are not permitted to charge more than 22 cents (incl. GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We currently offer the HomeLine Budget Plan with a line rental of $17.50 ($4.40 less than the standard line rental) and a local call price of 30 cents. The plan suits customers who make very few calls.

We also offer reduced rates for local calls with some of our service plans and discounted neighbourhood call rates.

We continue to be obliged to ensure that:

  our average price for untimed local calls provided to residential/charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and
  our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999 we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Declaration of services

The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be "declared services". Carriers and carriage service providers have a qualified right to acquire declared services from other carriers and carriage service providers.

Carriers and carriage service providers must comply with "standard access obligations"

Unless exempted by the ACCC, carriers and carriage service providers who supply declared services to themselves or anyone else must comply with "standard access obligations". They must provide the declared services to carriers, carriage service providers or content service providers who require them in order to provide telecommunications services or content services to end users.

Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The ACCC has issued statements listing the following as declared services:

  originating and terminating access for domestic PSTN and ISDN, GSM and CDMA mobile telecommunications networks;
  transmission capacity on all routes (except links between mainland capital cities) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher megabits per second;
  digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);
  conditioned local loop service (a bundled service for the supply of unswitched voice transmission capacity in the local loop);
  the diversion of calls made to disused analogue numbers to the customers' new GSM-based numbers;
  an ULL service using unconditioned copper wire in our local loop;
  local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);
  local carriage services (in effect, this is local call resale);
  analogue cable subscription television broadcast carriage service; and
  the spectrum sharing service (also known as "line sharing") announced on 30 August 2002.

Terms and conditions of access

A carrier or carriage service provider may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking, including the relevant terms and conditions, has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra's supply of its telephony services. The only two arbitrations in which Telstra is currently involved concern analogue Pay TV services. However, it may be that in the future some of Telstra's wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service. The ACCC has wide discretion in access disputes to deal with any matter relating to access to the declared service and may terminate an arbitration in certain circumstances.

ACCC decisions in relation to undertakings and final arbitral determinations are currently subject to appeal on the merits to the Australian Competition Tribunal. However, on 24 April 2002, in his press release advising of the Government's proposed response to the Productivity Commission, the Minister announced that the Government is proposing to remove merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings.

In September 2001, several amendments to the arbitration process were made. These amendments were designed to streamline the way in which the ACCC deals with arbitrations.

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less "average retail" (or avoidable) costs in any access dispute.

PSTN originating/terminating access

The ACCC has made final determinations on PSTN access price for two arbitrations. We appealed these decisions with the Australian Competition Tribunal in September 2000, seeking to have our view of the appropriate price payable for the service considered by the Tribunal. These proceedings have since been settled through commercial agreement.

The ACCC's view on PSTN access costs will also directly impact its view on the cost of provision of ULL and other PSTN based services.

GSM and CDMA termination

The ACCC has issued final pricing principles for GSM termination. These principles tie reductions in the GSM termination rate to downward movements in mobile services retail prices. The ACCC has indicated that the same principles will apply for CDMA termination.

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN Termination to non-dominant Carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC, and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of Telstra's TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles.

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or "line sharing") on 30 August 2002. Telstra is unaware of the approach that will be used by the ACCC in determining the appropriate price for the service. Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

  its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;
  information relating to the operation of its networks; and
  its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are collocated on towers and in underground ducts, unless the ACA finds that collocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network, but has not done so to date.

Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence is currently A$10,000 plus a pro-rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently requires us to:

  provide operator and directory assistance services;
  annually produce, publish and provide an alphabetical telephone directory;
  establish and maintain an integrated public number database and provide access to the database to all carriage service providers;
  ensure reductions in connection and annual charges for certain basic telecommunications services of at least specified amounts if a customer does not rent a handset from us for use with that service;
  have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;
  provide resale (for a limited time) of, and/or roaming on, our analogue service to the operators of proposed new digital mobile networks on commercially negotiated or arbitrated terms and conditions; and
  extend an equivalent mobile service to those areas previously served by the analogue network. We are providing this through our CDMA network.

Carriage service provider obligations

A carriage service provider that provides certain basic telecommunications services must provide or arrange for the provision of:

  itemised billing services;
  operator services; and
  directory assistance services to end users.

We must provide operator and directory assistance services to carriage service providers on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A carriage service provider must supply information for the integrated public number database.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

  the power to inspect the land to determine whether the land is suitable for the carrier's purposes;
  the power to install a facility on the land; and
  the power to maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

  the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;
  the facility has been determined to be a "low impact facility" by the Communications Minister (for example, specified types of underground conduit and cable); or
  the facility is a temporary defence facility.

If we engage in these activities, we must restore land and are liable to pay compensation to land owners for financial loss or damage caused by our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities' installation activities.

Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.

No limitation of tort liability

The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.

Number portability

Number portability allows customers to switch certain services to another carriage service provider but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

  local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;
  Inbound Number Portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and
  mobile number portability become available from 25 September 2001.

Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which carriage service providers supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or carriage service provider should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC's final report on mobile number portability pricing principles only allows us to recover from other carriers or carriage service providers our efficiently incurred transit costs of providing mobile number portability from other carriers or carriage service providers.

Preselection and override codes

Preselection allows customers, while connected to a carriage service provider, to specify another carriage service provider to provide some telecommunications services. Override codes allow a customer to select a different carriage service provider on a call-by-call basis.

Currently, carriage service providers must provide for the preselection of one carriage service provider for the following voice calls:

  national long distance calls;
  fixed to mobile calls;
  international calls; and
  some operator services.

An override function for these voice calls must also be provided.

The terms and conditions for provision of preselection are as agreed between the carriage service providers. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Analogue network closure

In compliance with a direction by the Communications Minister, aimed at encouraging greater competition, we closed down the analogue AMPS cellular mobile network in the first half of fiscal 2001. The replacement digital CDMA network now covers over 50% more land area than the previous AMPS network. It is notable that, following a detailed independent review, the ACA itself has publicly acknowledged that the CDMA network equals, and in many cases exceeds, the coverage performance of AMPS.

Interception

Carriers are required by law to cooperate with law enforcement agencies in Australia. They must, unless exempted by the Communications Minister, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services can be made interceptable. Moreover, carriers are required to bear the capital and ongoing costs of implementing interception capability in their networks. The Telecommunications Act requires a review to be undertaken of the longer-term cost-effectiveness of telecommunications interception. This review was conducted by the ACA. The report is being considered by the Government and may lead to some changes to industry obligations to assist law enforcement agencies.

Universal service and digital data service (DDS) obligations

Except for two pilot areas where USO contestability is being trialed (see below), we are currently the national universal service provider for the whole of Australia. This means that we must ensure that standard telephone services and payphones are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business, and that any additional carriage services that might be prescribed by regulation are provided. As part of this obligation, we must make prescribed equipment and services available for persons with a disability for use in connection with a standard telephone service. The current standard telephone service is primarily a carriage service for the purposes of voice telephony that passes a connectivity test. However, although this has not been done to date, additional purposes for the standard telephone service may be prescribed by regulation. If such regulations were made, this would be likely to result in substantial additional costs.

We have also been declared a DDS provider which requires us to ensure that all people in Australia have reasonable access on a commercial basis to a 64 kilobits per second ISDN service. Currently, 96% of the Australian population can access ISDN. For the remaining 4% of the population we are required to provide access to a satellite downlink service, with broadly comparable data speed to ISDN, through the special digital data service (SDDS) obligation. These customers may be entitled to a rebate of up to 50% of the price of purchasing and installing the necessary satellite receiving equipment.

In our roles as the national universal service provider, DDS provider and SDDS provider, we are required to submit plans to the Communications Minister on how we will progressively fulfil our USO, DDS and SDDS obligations. The Minister has approved our Policy Statement and Marketing Plan and DDS plans for ISDN and satellite.

The Communications Minister may determine a system to select carriers to be national universal service providers or a regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy in the course of fulfilling the USO and DDS obligation are required to be shared among all carriers. The Telecommunications Act provides that a universal service provider's net universal service cost as assessed by the ACA is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a Universal Service Reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit. However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999, the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance - he recently determined costs for fiscal 2002 as $240million, fiscal 2003 as $234.1million, fiscal 2004 as $231.7million, and is currently in the process of making a determination for fiscal 2005. As provider of the USO, we receive no contribution from other carriers for any non-recognised USO costs.

USO contestability

The Telecommunications (Consumer Protection and Service Standards) Act 1999 provides for contestability in the supply of the USO, with multiple service providers (authorised by the ACA) entitled to compete for customers in defined geographic areas and to receive a per-customer subsidy. These arrangements commenced on 1 July 2001 in two pilot regions, with individual subsidies ranging from A$120 to A$1,920 per annum per service in fiscal 2002. The legislation contains many Ministerial and regulatory agency discretions. These discretions may have a material impact on the nature of the USO, the determined cost of the USO, our share of that cost and industry funding requirements. To date, no carrier (apart from Telstra) has registered to take part in the pilots. As provided for in the Telecommunications (CPSS) Act 1999, the Department is currently conducting a review of the pilot arrangements.

Customer service guarantee

At the direction of the Communications Minister, the ACA has made mandatory standards for carriage service providers in relation to the connection and restoration of basic telephone services and enhanced call-handling features and the keeping of appointments with customers related to these specific activities. These customer service standards have been in effect since 1 January 1998. Following a direction by the Communications Minister, the ACA issued in May 2000, a new CSG standard that came into effect in July 2000. The new standard only applies to eligible customers with five or less specified telephone services and tightens some connection and restoration timeframes.

The damages payable under the new standard are:

  for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and
  for a delayed connection or repair, A$12 for residential customers and A$20 for business customers for each working day of delay up to five working days and A$40 per working day of delay after that.

However, damages cannot exceed A$25,000 per customer for each contravention.

From August 2000, if a carriage service provider has reason to believe that an event has occurred that is reasonably likely to result in it being liable to pay damages to a customer for a breach of a standard, the carriage service provider must notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period, whether or not the customer has claimed those damages.

In September 2001 the ACA made some minor amendments to the CSG standard. These included a changed definition of interim services (eg. a fixed mobile service or satellite service) and new provisions which enable a carriage service provider to extend such offers to include other alternative services such as call diversion. The ACA conducted a review of the CSG Standard in September 2001. This review focussed on a number of recommendations made in the report to Government by the Telecommunications Service Inquiry (Besley Inquiry). Telstra made a detailed submission to the ACA which has now made recommendations to the Communications Minister. The Minister is currently considering the ACA recommendations.

In February 2002 the ACA also made a formal Telecommunications (Performance Standards) Determination under the CSG standard which sets out how offers of alternative services are to be made including information to be given to customers as part of such offers.

Supply terms and conditions

Under a determination made by the ACA, carriage service providers that formulate a standard form of agreement relating to the supply to an ordinary customer by the provider of designated goods and services have been required since March 2000 to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Offshore Expansion

We own 50% of REACH which, through its wholly owned subsidiary REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

Telstra also owns 100% of Joint Venture (Bermuda) No 2 Limited which, through its wholly owned subsidiary Hong Kong CSL conducts a cellular mobile business in Hong Kong. Hong Kong CSL holds a Public Radiocommunication Service licence, which covers the establishment, maintenance and operation of a cellular network in Hong Kong. Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and Hong Kong CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally based on the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of internet services.

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 under the Telecommunications Ordinance and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance.

The TA's powers include:

  issuing licences;
  making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes; and
  requiring a licensee to comply with the terms of its license and any applicable legislation, and to suspend or revoke licenses as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world.

Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions, which are being gradually phased out.

There is a proposal to regulate the acquisition of carriers in Hong Kong. On 17 May 2002, the Telecommunications (Amendment) Bill 2002 was introduced to the House Committee of the Legislative Council of Hong Kong. The purpose of that Bill is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to control changes in control (etc) to a carrier licensee which have, or are likely to have, the effect of substantially lessening competition in a telecommunications market. In light of submissions received, the House Committee agreed to form a Bills Committee to study that Bill in detail.

Third generation mobile services licence

Hong Kong CSL is one of 4 successful bidders for a third generation mobile services licence at the reserve price.

Investments in controlled entities

Below is a list of our investments in controlled entities
Name of Entity	Country of Incororation	% of equity held by immediate parent
Parent entity Telstra Corporation Limited	Australia	-
Controlled entities
Telecommunications Equipment Finance Pty Ltd(1)
Telstra Finance Limited
Telstra Corporate Services Pty Ltd
Transport Communications Australia Pty Ltd
Telstra ESOP Trustee Pty Ltd
Telstra Growthshare Pty Ltd
On Australia Pty Ltd
Telstra Media Pty Ltd
Telstra Multimedia Pty Ltd
Telstra International Limited	Australia Australia Australia Australia Australia Australia Australia Australia Australia Australia	100 100 100 100 100 100 100 100 100 100
Telstra OnAir Holdings Pty Ltd - Telstra OnAir Infrastructure Holdings Pty Ltd - Telstra 3G Spectrum Holdings Pty Ltd	Australia Australia Australia	100.0 100.0 100.0
Telstra New Wave Pty Ltd (formerly Telstra R and D Management Pty Ltd) - Hypertokens Pty Ltd	Australia Australia	100.0 100.0
Telstra Holdings Pty Ltd
- Beijing Australia Telecommunications Technical Consulting Services Company Limited
- Telstra Holdings (Bermuda) No 2 Limited
   - Joint Venture (Bermuda) No. 2 Limited
     - Bestclass Holdings Ltd
       - Hong Kong CSL Limited
         - Integrated Business Systems Limited
         - One2Free Personalcom Limited
         - CSL Limited
     - RWC, HK Limited
- Telstra Holdings (Bermuda) No 1 Limited
- Telstra International HK Limited (formerly Telstra Retail (HK) Limited
- Telstra IDC Holdings Limited
- Telstra Japan Retail K.K.
- Telstra Wholesale Inc.
- Mobitel ( Pvt) Limited
- Telstra New Zealand Limited (2)
- Telstra Limited
- Telstra Global Limited
   - Telstra Europe Limited
   - PT Telstra Nusantara
- Telstra Inc
   - North Point Telecommunications Inc.
   - Telstra eConnect LLC(3)
   - Telstra Wholesale Trading Inc
- Telstra Vishesh Communications Private Limited
- Telstra South Asia Holdings Limited(4)
- Telstra India Private Limited
- TelstraClear Limited (formerly TelstraSaturn Limited)
   - Saturn Communications Limited
   - Paradise.Net Limited
   - Kiwi Cable Company Limited
   - Netlink Limited
   - TelstraSaturn Holdings Limited
     - CLEAR Communications Limited
   - CLEAR Communications (Australia) Pty Limited
   - ZFREE Limited
   - ZTALK Limited
Telstra Communications Limited
- Telecom Australia (Saudi) Company Limited(5)
Telstra Rewards Pty Ltd
- Telstra Visa Card Trust (6)
- Qantas Telstra Card Trust (6)
- Telstra Visa Business Card Trust (6)
Australia
China
Bermuda
Bermuda
British Virgin Islands
Hong Kong
Hong Kong
Hong Kong
Hong Kong
Hong Kong
Bermuda
Hong Kong
Bermuda
Japan
United States
Sri Lanka
New Zealand
New Zealand
United Kingdom
United Kingdom
Indonesia
United States
United States
United States
United States
India
Mauritius
India
New Zealand
New Zealand
New Zealand
New Zealand
New Zealand
New Zealand
New Zealand
Australia
New Zealand
New Zealand
Australia
Saudi Arabia
Australia
Australia
Australia
Australia	100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
60.0
100.0
100.0
100.0
100.0
100.0
100.0
-
-
-
-
100.0
100.0
58.4
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
50.0
100.0
100.0
100.0
100.0

  We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. As we have effective control over this entity through economic dependency we have consolidated it into the group financial report. This company does not have any significant assets or liabilities.
  In voluntary liquidation
  Liquidated on 19 December 2001
  Liquidated on 18 June 2002
  In voluntary liquidation
  Telstra's involvement with these trusts will be dissolved during fiscal 2003
Telstra Media Holdings Pty Ltd
- Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd)
- Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd)
Telstra CB Holdings Limited
- Telstra CB.net Limited
- Telstra CB.Com Limited
- Telstra CB.fs Limited
   - Keycorp Limited
     - Technical Parts & Services Pty Ltd
     - Keycorp Solutions Limited
     - Electronic Financial Technologies Pty Ltd
     - Sparad (No.31) Pty Ltd
     - Keytec (No.2) Pty Ltd
     - Budbade Pty Ltd
     - Keytec Pty Ltd
     - Keycorp USA Limited
     - Tillsmith Systems, INC
   - Keycorp Investments Pty Ltd
     - E-Point Pty Ltd
     - Keycorp Technologies Pty Ltd
     - Nobil I.T. Australia Pty Ltd
     - Keycorp (Asia) Pty Ltd
     - Nobil Information Technology Corporation Inc Canada
         - Nobil IT Canada Corporation
     - Tillsmith Systems Inc.
     - Keycorp (NZ) Limited
         - Keycorp (NZ) Finance Limited
         - IDL (NZ) Limited
     - Nobil IT (NZ) Limited
     - Keycorp Systems Limited
   - KYC Pty Ltd
     - Camtech Asia IT and T Sdn Bhd
     - Camtech R and D Pty Ltd
   - InsNet Pty Ltd
     - Australasian Insurance Systems Pty Ltd
     - TRC Computer Systems Pty Ltd
     - DBA Limited
         - Brokerlink Pty Ltd
         - DBA Computer Systems Pty Ltd
           - Brokerlink Pty Ltd
           - Unilink Group Pty Ltd
Pacific Access Pty Ltd
- CitySearch Australia Pty Ltd
   - CitySearch Canberra Pty Ltd
- Telstra Retail Pty Ltd
- Telstra Retail Services Pty Ltd
- Pacific Access Enterprises Pty Ltd
- WorldCorp Holdings (S) Pte Ltd
   - WorldCorp Publishing Pte Ltd
Network Design and Construction Limited
- NDC Global Holdings Pty Ltd
   - NDC New Zealand Limited
   - NDC Telecommunications India Private Limited
   - PT NDC Indonesia
   - NDC Global Philippines, Inc
   - NDC Global Services (Thailand) Limited
   - NDC Global Holdings (Thailand) Limited
     - NDC Global Services (Thailand) Limited
- NDC Global Services Pty Ltd	Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
United States
United States
Australia
Australia
Australia
Australia
Hong Kong
Canada
Canada
Canada
New Zealand
New Zealand
New Zealand
New Zealand
United Kingdom
Australia
Malaysia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Australia
Singapore
Singapore
Australia
Australia
New Zealand
India
Indonesia
Phillipines
Thailand
Thailand
Thailand
Australia	100.0
100.0
100.0
100.0
100.0
100.0
100.0
47.9
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
100.0
100.0
100.0
100.0
81.3
100.0
18.7
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
100.0
95.0
100.0
49.0
90.4
51.0
100.0

Directors and Management

Directors

As at 15 October 2002, our directors were as follows:
Name	Age	Position	Year of initial appointment	Year last re-elected(1)	Year appointment expires
Robert C Mansfield John T Ralph Zygmunt E Switkowski Samuel H Chisholm Anthony J Clark John E Fletcher Belinda J Hutchinson Catherine B Livingstone Charles Macek Donald G McGauchie William A Owens John W Stocker	51 69 54 62 63 51 49 46 55 52 62 57	Chairman Deputy Chairman Chief Executive Officer and Managing Director Director Director Director Director Director Director Director Director Director	1999 1996 1999 2000 1996 2000 2001 2000 2001 1998 2001 1996	- 2000 - - 1999 - - - - 2001 - 2001	2002 2003 - 2003 2002 2003 2004 2003 2004 2004 2004 2004

(1) Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year Elizabeth Nosworthy, Ross Adler and Malcolm Irving retired during 2001, and Belinda Hutchinson, Charles Macek and William Owens were appointed to the board on 16 November 2001.

A brief biography for each of the directors is presented below.

Robert C Mansfield - AO, BCom, FCPA
Age 51
Chairman
Director since November 1999 and Chairman since January 2000
Chairman, CDS Technologies Pty Ltd; Director, Datacraft Asia Ltd, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Ltd, Wormald International Ltd, Optus Communications Ltd and John Fairfax Holdings Limited. He is also Chairman of the Starlight Children's Foundation Australia.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Age 69
Deputy Chairman
Director and Deputy Chairman since October 1996 Chairman, Commonwealth Bank of Australia; Director, BHP Billiton Ltd and BHP Billiton plc; Chairman, Australian Foundation for Science; Member, Board of Melbourne Business School.

Zygmunt E Switkowski - BSc (Hons), PhD
Age 54
Chief Executive Officer and Managing Director
Managing Director and Chief Executive Officer since March 1999 Dr Switkowski has been Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd. He is a Director of REACH Ltd, FOXTEL and the Business Council of Australia.

Samuel H Chisholm
Age 62
Director since November 2000
Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director of Australian Wool Services Ltd. He was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FCPA, FAICD
Age 63
Director since October 1996
Chartered Accountant; formerly Managing Partner KPMG NSW (1992 - 1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher - FCPA
Age 51
Director since November 2000
Managing Director and Chief Executive Officer of Coles Myer Ltd from 10 September 2001. Former Chief Executive and Managing Director, Brambles Industries Ltd (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson - BEc, FCA
Age 49
Director since November 2001
Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Ltd, St Vincent's and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry. Ms Hutchinson has been associated with the Macquarie Bank since 1993 and was an Executive Director of Macquarie Bank. Ms Hutchinson was previously a Vice President of Citibank Ltd.

Catherine B Livingstone - BA (Hons), FCA
Age 46
Director since November 2000
Chairman, CSIRO and the Australian Business Foundation; Director, Goodman Fielder Ltd, Rural Press Ltd and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; former Managing Director, Cochlear Ltd.

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 55
Director since November 2001
Chairman, Sustainable Investment Research Institute Pty Ltd, Australian Focus Funds Management Pty Ltd, Centre for Eye Research Australia Ltd; Director, Famoice Technology Pty Ltd, Wesfarmers Ltd and I00F Holdings Ltd; Member, Financial Reporting Council; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 52
Director since September 1998
Senior Partner, C&E McGauchie - Terrick West; Deputy Chairman, Australian Wool Testing Authority Ltd; Director, Reserve Bank of Australia, Ridley Corporation Ltd, National Foods Ltd, GrainCorp Ltd, Australian Centre for International Agricultural Research and International Policy Council Agriculture Food and Trade.

William A Owens - BS Maths, BA, MA, MBA (Hons)
Age 62
Director since November 2001
Vice Chairman and Co-Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Ltd; Director, Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc and Metal Storm Ltd, BAT Ltd, Biolase Inc, Cray Inc, Lucent Networks, IDT Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 57
Director since October 1996
Chairman, Grape and Wine Research and Development Corporation and Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd; former Chief Scientist, Commonwealth of Australia.

Senior management

The executive officers who are not directors are:
Name	Position	Year appointed to position	Year appointed to Telstra
Bruce Akhurst Douglas Campbell David Moffatt Ted Pretty Michael Rocca Bill Scales Dick Simpson David Thodey	Group Managing Director, Telstra Wholesale, Media, Legal & Regulatory and Group General Counsel Group Managing Director, Telstra Country Wide, Head, Networks & Technology Group Group Managing Director, Finance & Administration and Chief Financial Officer Group Managing Director, Telstra Retail Group Managing Director, Infrastructure Services Group Managing Director, Corporate and Human Relations, Chief of Staff President, Telstra International Group Managing Director, Telstra Mobile	1999 2000 2002 2001 2000 2002 2002 2001 2001	1996 1989 2001 1997 1968 2000 1999 2001

A brief biography of each of the executive officers who are not directors, is as follows:

Bruce J Akhurst - BEc (Hons), LLB,
Mr Akhurst assumed responsibility for Telstra Wholesale in 2001. In addition, he retains responsibility for Telstra's digital media strategy (including our investment in FOXTEL) and for Legal and Regulatory. He is a director of FOXTEL and Hong Kong CSL. He joined Telstra as General Counsel in 1996 and became Group Managing Director, Legal & Regulatory in 1999. Before joining Telstra, he was managing partner at a national law firm.

Douglas C Campbell - BEng, FAICD
Mr Campbell has 30 years experience in the telecommunications industry. He was formerly Group Managing Director, Wholesale & International and Group Managing Director, Network and Technology of Telstra. He was appointed as Head of the Networks & Technology Group in August 2002. He has also been the Deputy Managing Director of Telecom and President of Canadian National Communications. He is a Fellow of the Australian Institute of Company Directors.

David Moffatt - BBus (Mgt), FCPA
Prior to joining Telstra, Mr Moffatt was Chief Executive Officer, General Electric - Australia and New Zealand. Prior to that, he was CEO, GE Capital - Australia and New Zealand, where he planned and managed GE Capital's entry into Australia and New Zealand. Before joining GE, Mr Moffatt was the Chief Financial Officer of Palmer Tube Mills. He has also held leadership positions with Citibank and Bain & Company.

Ted N Pretty - BA, LLB (Hons)
Prior to joining Telstra, Mr Pretty was a director of Optus Communications and an adviser to BellSouth Corporation. Mr Pretty was previously a partner in one of Australia's leading telecommunications, regulatory and media law firms. Mr Pretty was initially appointed to the position of Managing Director of the International Division of Telstra, responsible for Telstra's investments and operations worldwide and then Group Managing Director, Convergent Business.

Michael Rocca - DipEng, MBA, AICD
Mr Rocca was appointed to the position of Group Managing Director of Telstra's Infrastructure Services in August 2002, responsible for the daily strategic management of Telstra's service delivery to more than 10 million customers nationwide. Prior to his current assignment Mr Rocca held a range of posts during his 34 year career with Telstra including being managing director of a number of engineering and service organisations within the company.

Bill Scales - AO
Mr Bill Scales joined Telstra in November 2000 as Managing Director Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations in August 2002 responsible for the management of Human Resources, Corporate and Political Relations, Employee Communications and Chief of Staff to the CEO. Prior to joining Telstra, Mr Scales was Secretary of the Victoria Department of Premier and Cabinet. He was for 6 years Chairman and CEO of the Industry Commission, and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, he held general management positions in the manufacturing sector.

Dick Simpson
Before joining Telstra, Mr Simpson held a range of senior executive positions in three different industry segments. He started his 20 years in the IT industry with IBM culminating with the post of MD of Unisys in Australia and New Zealand. During this time he was also Vice Chairman and then Chairman of AIIA. Mr Simpson then joined Optus shortly after it started, running their lines of business and then the residential division which also included Optus Vision. Immediately before joining Telstra, Mr Simpson served as Chief Operating Officer at NRMA. He joined Telstra as Group Managing Director for the Mobiles division in 1999. International was added to his portfolio in 2000 and he moved to Hong Kong in 2001.

David Thodey - BA
David Thodey joined Telstra in 2001 after a distinguished 22 year career with IBM. He was formerly CEO and Managing Director of IBM Australia/New Zealand and held a variety of senior management positions with the company both in Australia and abroad. Mr Thodey is Chairman of the Information Technology and Telecommunications Industry Training Board and IT Skills Hub as well as holding a board position at the Australian Mobile Telecommunications Association (AMTA). As Group Managing Director of Telstra Mobile he is responsible for the company's voice and data wireless business, the Telstra Shop chain and Telstra's extensive national network of mobile phone dealers.

In July 2002 Gerry Moriarty, former Group Managing Director, Infrastructure Services completed service with us.

Business address

The business address for each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia.

Legal Proceedings

Legal Proceedings

General

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings. However, we do not consider that there are any current proceedings which could materially adversely affect our overall business or financial position.

Legal proceedings settled

In July 2001, the ACCC commenced court action against Telstra in the Federal Court, alleging we made misleading statements to former One.Tel next generation mobile customers concerning the liability of those customers to pay termination or disconnection fees to One.Tel if they moved to a service provider other than Telstra. The proceedings were settled between the parties in December 2001, without any material adverse effect upon Telstra's business or its financial position.

In 1998 and 1999 AAPT and Primus notified a dispute to the ACCC in relation to the amount payable by them to Telstra for PSTN Originating and Terminating Access. Telstra filed an appeal from the subsequent ACCC decisions to the Australian Competition Tribunal, claiming that AAPT and Primus should pay an increased amount for the relevant services. The proceedings were settled in April 2002 and did not have a material adverse effect on our financial results or position.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders, including the Commonwealth is, in general, regulated by the Australian Corporations Act, the ASX listing rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of fiscal 2002, the Commonwealth owned 50.1% of our shares after reducing its shareholding by 16.6% in the first half of fiscal 2000. The Telstra Act precludes any reduction in the Commonwealth's voting rights, paidup capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth's ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result. Whilst the current Government has stated that it favours the eventual full privatisation of Telstra, it is not currently considering passing enabling legislation. The main opposition party, the Australian Labor Party, has stated that it is opposed to further privatisation of Telstra.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

  annual provision of our three-year corporate plan;
  interim financial statements, if requested by the Communications Minister; and
  reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary Committees.

The Communications Minister has the power, under the Telstra Act, to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act.

The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth, as holder of more than 50% of our shares, like any other majority shareholder in an Australian company, has the ability to control us. This includes the power to pass any resolution at a shareholders' meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

  the Telstra Act;
  the Telecommunications (Consumer Protection and Service Standards) Act 1999;
  the Trade Practices Act; and
  the Telecommunications Act.

The Commonwealth's role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry. We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its approximate recent annual expenditures on our services have been around A$387 million. The Commonwealth, as a result of telecommunications liberalisation, is moving towards a whole-of-government approach to the purchase of telecommunications services and will increasingly seek to take advantage of open competition when purchasing telecommunications services. This has resulted, and may continue to result, in a reduction of business being awarded to us.

Capitalisation and indebtedness

The following table shows our capitalisation in accordance with Australian GAAP as at 30 June 2002:
As at 30 June 2002 (A$M)
Short term debt(1)	1,866
Long term debt
Telecom/Telstra bonds (unsecured)	2,605
Loans (unsecured)	9,234
Finance leases	21
Total long term debt	11,860
Total debt	13,726
Shareholders' equity
Ordinary shares (12,866,600,200 fully paid ordinary shares issued)	6,433
Reserves	14
Retained profits	7,661
Minority interests	(2)
Total shareholders' equity	14,106
Total capitalisation(2)	27,832

(1) Includes the current portion of long-term debt.
(2) Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests.
(3) As at 30 June 2002 had net debt of A$11,553 million after deducting cash of A$311 million, other interest bearing financial assets of A$1,631 million and loans to employees of A$230 million.
(4) Borrowings outstanding are unsecured, except for finance leases which are secured, as the rights to the leased asset revert to the lessor in the event of a default, and except for bank loans of A$519 million held by non-Australian controlled entities, which are secured against certain fixed and floating assets of those entities.
(5) No borrowings are guaranteed by third parties.
(6) As Australian law has abolished the concept of authorised share capital, there is no limit on the number of shares we may issue (subject to the Telstra Corporation Act which requires the Commonwealth to retain 50.1% ownership of us). In Australia, there is also no longer any concept of a par or nominal value for a share. This means that we may issues shares at any price. Our issued share capital is fully paid up.
(7) Details of our contingent liabilities and guarantees as at 30 June 2002 are shown in the section headed "Contingent Liabilities and Guarantees". As at 30 June 2002, the total amount of indemnities, performance guarantees and financial support referred to in the section headed "Contingent Liabilities and Guarantees" was $A3,234 million, excluding the cross guarantees under the class order agreement and indemnities to Telstra Growthshare Pty Ltd which cannot be reliably quantified.
(8) There has been no material change in indebtedness, capitalisation, contingent liabilities or guarantees and no reduction in shareholders' equity of the Telstra Group since 30 June 2002.

Contingent liabilities and Guarantees

We detail below information extracted from our audited financial statements for fiscal 2002 on contingent liabilities. The details of these contingent liabilities generally show, where reasonable estimates may be made, the maximum amount of contingent liability. Where the contingent liability refers to a legal action we have made estimates and approximations of the contingent liability

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. Management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

  Indemnities to financial institutions to support bank guarantees to the value of $311 million in respect of the performance of contracts.
  Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $219 million.
  Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $nil and a requirement that the entity remains our controlled entity.
  Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $422 million.
  Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to $1,256 million (US$709 million).
  During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, $142 million of the $210 million guarantee facility remains unused.
  Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $58 million.

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the next five years.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed). However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $30 million (US$17 million). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $120 million (US$68 million) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $850 million (US$480 million) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $175 million (US$99 million). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures.

ASIC deed of cross guarantee

The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

Telstra Corporation Limited, Telstra Holdings Pty Ltd, Telstra International Limited, Telstra Communications Limited, Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd), Telstra Multimedia Pty Ltd, On Australia Pty Ltd, Telstra Media Holdings Pty Ltd, Network Design and Construction Limited, Pacific Access Pty Ltd, Telstra CB Holdings Limited, Telstra CB.net Limited, Telstra CB.Com Limited, Telstra CB.fs Limited, InsNet Pty Ltd, Australasian Insurance Systems Pty Ltd, TRC Computer Systems Pty Ltd, DBA Limited, Brokerlink Pty Ltd, DBA Computer Systems Pty Ltd, Unilink Group Pty Ltd, Telstra Media Pty Ltd, Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd), Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd), NDC Global Holdings Pty Ltd and Telstra Finance Limited (as trustee to the deed of cross guarantee).

Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up.

Selected Financial Information

This section contains certain information from our(1) audited consolidated financial information for fiscal 1998 to fiscal 2002.

The table below shows historical profit and loss information from our audited statutory financial statements adjusted where necessary to conform with presentation in fiscal 2002.

Financial data
	2002	2001	2000	1999	1998
in millions (except per share amounts)
	A$	A$	A$	A$	A$
Statement of Financial Performance Data Amounts in accordance with Australian GAAP:
Revenue from ordinary activities (excluding interest revenue)	20,802	22,983	20,505	18,171	17,239
Expenses from ordinary activities (excluding depreciation, amortisation and interest expense)(4)	11,319	13,149	11,942	9,820	9,864
Depreciation and amortisation	3,267	2,871	2,646	2,502	2,322
Profit before income tax expense	5,446	6,297	5,349	5,320	4,468
Net profit	3,650	4,061	3,673	3,488	3,000
Net profit available to Telstra Entity shareholders	3,661	4,058	3,677	3,486	3,004
Earnings per share(2)	0.29	0.32	0.29	0.27	0.23
Dividends provided for or paid(3)	2,830	2,445	2,316	4,247	1,802
Dividends per share(2)	0.22	0.19	0.18	0.33	0.14
Statement of Financial Position Data (at year end) Amounts in accordance with Australian GAAP:
Total assets	37,597	37,473	30,339	27,682	26,470
Current interest-bearing liabilities	1,866	2,604	3,316	2,265	2,935
Non-current interest-bearing liabilities	11,860	11,386	6,505	4,946	4,787
Shareholders' equity/net assets	14,106	13,722	11,602	10,294	11,079

(1) Refers to Telstra Corporation Limited and its controlled entities as a whole. A controlled entity is one in which the Telstra Group is able to dominate decision making, directly or indirectly, in relation to the financial and operating policies of that entity to enable that other entity to operate with Telstra in pursuing the objectives of the Telstra Group.
(2) Calculated based on 12,866,600,200 shares. Basic earnings per share for each year was the same as earnings per share fully diluted.
(3) During the year ended 30 June 2002, we paid dividends of A$2,831 million (2002 interim dividend plus 2001 final dividend). During the year ended 30 June 2001, we paid dividends of A$2,316 million (2001 interim dividend plus 2000 final ordinary dividend). During the year ended 30 June 2000, we paid dividends of A$4,375 million (2000 interim dividend, 1999 final ordinary dividend plus 1999 final special dividend).
(4) Includes our share of equity accounted net losses of associates.

Terms and Conditions of the Notes

The following are the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be endorsed on each Note in definitive bearer form, or incorporated by reference in or otherwise apply to each Note in registered form, issued under the Program. The terms and conditions applicable to any notes in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under "Summary of provisions of Euro Notes while in Global Form" below.

Part 1 Introduction

1 Introduction

1.1 Program

Telstra Corporation Limited (ABN 33 051 775 556) ("Issuer") has established a debt issuance program for the issuance of up to euro 8,000,000,000 (or equivalent in other currencies) in aggregate principal amount of Notes. This limit may be increased from time to time.

1.2 Pricing Supplement

Notes issued under the Program are issued in Series. Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the first payment of interest). Each Tranche is the subject of the Pricing Supplement which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement prevails.

1.3 Issue documentation

Subject to applicable Directives, the Issuer may issue Notes under the Program in any applicable country including Australia, New Zealand and countries in Europe and Asia (but not the United States). Notes issued in bearer form into capital markets outside Australia, New Zealand and the United States will be issued under the Euro Fiscal Agency Agreement and have the benefit of the Deed of Covenant. Notes issued in registered form into the Australian and New Zealand capital markets will be issued under the Australian Note Deed Poll and the New Zealand Note Deed Poll respectively. Notes issued in other jurisdictions outside the United States will be made pursuant to such documentation as the Issuer considers appropriate and in agreement with the Program Documents and relevant Directives.

1.4 The Notes

All subsequent references in these Conditions to "Notes" are to the Notes which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Noteholders during normal business hours at the Specified Office of the Issuer or the relevant Agent.

1.5 Summaries

Certain provisions of these Conditions are summaries of the Euro Fiscal Agency Agreement, the Australian Registry Services Agreement, the New Zealand Registry Services Agreement and other Program Documents and are subject to their detailed provisions. The Noteholders and Couponholders are bound by, and are taken to have notice of, all the provisions of the relevant Agency Agreement applicable to them. A copy of the relevant Agency Agreement is available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Issuer and the relevant Agents.

1.6 Interpretation

Defined terms and interpretation provisions are set out in Condition 32 ("Interpretation").

Part 2 Form, Denomination and Title

2 Form

2.1 Bearer or registered The Notes are issued as Bearer Notes or Registered Notes as specified in the applicable Pricing Supplement.

2.2 Definitive Bearer Notes Definitive Bearer Notes are serially numbered and (other than in the case of Zero Coupon Notes) are issued:

(a) with Coupons attached;
(b) if specified in the relevant Pricing Supplement, with Talons for further Coupons attached; and
(c) if repayable in instalments, with Receipts for the payment of the instalments of principal (other than the final instalment) attached.

2.3 Registered Notes and Global Notes

Registered Notes and Global Notes do not have Coupons, Talons or Receipts attached on issue.

2.4 Zero Coupon Notes

In these Conditions in relation to Zero Coupon Notes, references to interest (other than in relation to interest due after the Maturity Date), Coupons, Couponholders and Talons are not applicable.

2.5 Exchange of Bearer Notes and Registered Notes not permitted

Bearer Notes may not be exchanged for Registered Notes and vice versa.

3 Denomination

The Notes may be issued (in the case of Bearer Notes) in one or more Specified Denominations and (in the case of Registered Notes) must be issued in a single Specified Denomination.

Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

4 Currency The Notes may be denominated in any Specified Currency, subject to compliance with all applicable legal, regulatory and central bank requirements.

5 Status

5.1 Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Condition 6 ("Negative Pledge")) unsecured obligations of the Issuer.

5.2 Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

6 Negative pledge

6.1 Negative pledge

So long as any Notes of any Series remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:

(a) Relevant Indebtedness; or
(b) guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:

  (i) at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or
  (ii) granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes of all Series as may be approved by an Extraordinary Resolution of the Noteholders.

6.2 Associated definitions

In Condition 6.1:

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

7 Title

7.1 Scope of this condition

This Condition 7 ("Title"), does not apply to Australian Domestic Notes or New Zealand Domestic Notes.

7.2 Bearer Notes

Title to Bearer Notes, Receipts and Coupons passes by delivery.

7.3 Recognition of interests

Subject to Condition 7.4 ("Global Notes"), and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Bearer Note, Receipt or Coupon as the absolute owner of the Bearer Note, Receipt or Coupon.

This Condition applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

7.4 Global Notes

For so long as a Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:

(a) for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and
(b) for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.

Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes, except in the case of manifest error.

8 Title to Australian and New Zealand Domestic Notes

8.1 Defined terms In this Condition 8, "Note" means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

8.2 Registered form

Each Note takes the form of an entry in the Register. No certificate will be issued in respect of it, unless the Issuer determines that certificates should be made available or that they are required by law.

8.3 Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:

(a) a separate and individual acknowledgment to the Noteholder by the Issuer of the indebtedness of the Issuer to that Noteholder;
(b) an unconditional and irrevocable undertaking by the Issuer to the Noteholder to make all payments of principal and interest in respect of the Note in accordance with these Conditions; and
(c) an entitlement to the other benefits given to the Noteholders under these Conditions in respect of the relevant Note.

8.4 Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note, subject to correction for fraud or error.

8.5 Non-recognition of interests

Except as required by law, neither the Issuer nor the Registrar is required to recognise:

(a) a person as holding a Note on any trust; or
(b) any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.

8.6 Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Issuer is not bound to register more than four persons as joint holders of a Note.

Part 3 Transfers

9 Transfers of Australian and New Zealand Domestic Notes

9.1 Defined terms

In this Condition 9, "Note" means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

9.2 Transfers in whole

Notes may be transferred in whole but not in part.

9.3 Compliance with laws

Notes may only be transferred if:

(a) in the case of Australian Domestic Notes, the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors pursuant to Part 6D.2 of the Corporations Act; and
(b) the transfer complies with any other applicable Directives.

9.4 Transfer procedures

Unless Notes are entered in the Austraclear System or the Austraclear New Zealand System, as the case may be, application for the transfer of Notes must be made by the lodgment of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be:

(a) duly completed;
(b) accompanied by any evidence as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note; and
(c) signed by both the transferor and the transferee.

Notes entered in the Austraclear System or the Austraclear New Zealand System, are transferable only in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

Part 4 Interest

10 Fixed Rate Notes

10.1 Application

This Condition 10 ("Fixed Rate Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

10.2 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, as specified in Condition 13.2 ("Interest Rate")) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrears on each Interest Payment Date, subject as provided in Condition 16.4 ("Payments on business days").

10.3 Fixed Coupon Amount

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on that date will amount to the Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, will amount to the Fixed Coupon Amount for the relevant Specified Denomination.

10.4 Calculation of interest payable

The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified is calculated by applying the Interest Rate to the principal amount of the Notes, multiplying the product by the relevant Day Count Fraction.

11 Floating Rate Note and Variable Interest Notes

11.1 Application

This Condition 11 ("Floating Rate Note and Variable Interest Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

11.2 Interest on Floating Rate Notes and Variable Interest Notes

Each Floating Rate Note and Variable Interest Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrear:

(a) on each Interest Payment Date; or
(b) if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date, or, in the case of the first Interest Payment Date, after the Interest Commencement Date, subject, in each case, as provided in Condition 16.4 ("Payments on business days").

11.3 Interest Rate

The Interest Rate payable in respect of a Floating Rate Note and Variable Interest Notes must be determined in the manner specified in the applicable Pricing Supplement.

11.4 ISDA Determination

If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate. For the purposes of this condition, "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement;
(b) the Designated Maturity is a period specified in the relevant Pricing Supplement; and
(c) the relevant Reset Date is either:
(i) if the relevant Floating Rate Option is for a currency other than Sterling, the second London business day before the first day of that Interest Period; or
(ii) in any other case, as specified in the relevant Pricing Supplement.

For the purposes of this definition, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

11.5 Screen Rate Determination

If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time. However:

(a) if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the Screen Rate is the rate calculated by the Calculation Agent as the arithmetic mean of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or, in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or
(b) if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but there is an obvious error in that rate, Screen Rate means:
(i) the rate the Calculation Agent calculates as the arithmetic mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date; or
(ii) where the Calculation Agent is unable to calculate a rate under sub-paragraph (b)(i) because it is unable to obtain the necessary number of quotes, the rate the Calculation Agent calculates is the arithmetic mean of the rates (being the nearest equivalent to the Reference Rate) in respect of an amount that is representative for a single transaction in that market at that time quoted by two or more institutions chosen by the Calculation Agent in the Relevant Financial Centre at the Relevant Time on the date on which those banks would customarily quote those rates for a period commencing on the first day of the Interest Period to which the relevant Interest Determination Date relates for a period equivalent to the relevant Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith at approximately 11:00am on that day and in an amount that is representative for a single transaction in the market at that time; or
(c) if the relevant Pricing Supplement specifies an alternate method for the determination of the Screen Rate Determination, then that alternate method will apply.

11.6 Index Linked Interest Notes

If the Index Linked Interest Note Provisions are specified in the relevant Pricing Supplement as being applicable, the Interest Rate(s) applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

11.7 Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, then the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

11.8 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable on or after determining the Interest Rate in relation to each Interest Period, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each Floating Rate Note and Variable Interest Note. The amount of interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount by the applicable Day Count Fraction.

11.9 Calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

11.10 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the relevant Registrar, the relevant Agent and the relevant Noteholders and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed as soon as possible of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and
(b) any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this Condition 11.10 as soon as practicable after such determination but (in the case of each Interest Rate, the amount of interest payable and Interest Payment Date) in any event not later than the fourth day of the relevant Interest Period. Notice must also be given promptly to Noteholders.

The Calculation Agent may amend any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed and the Noteholders after doing so.

11.11 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions (including the Interest Rate for any Interest Period and the amount of interest payable for any Interest Period in respect of any Note) is, in the absence of manifest error, final and binding on the Issuer, each Noteholder, the relevant Registrar, the relevant Agent and the Calculation Agent.

12 Dual Currency Notes

12.1 Application

This Condition 12 ("Dual Currency Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

12.2 Interest Rate

If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable must be determined in the manner specified in the applicable Pricing Supplement.

13 Partly Paid Notes

13.1 Application

This Condition 13 ("Partly Paid Notes") applies to the Notes only if the relevant Pricing Supplement states that it applies.

13.2 Interest Rate

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest accrues on the paid up principal amount of those Notes as specified in the applicable Pricing Supplement.

14 General provisions applicable to interest

14.1 Late payment of Notes (other than Zero Coupon Notes)

Interest ceases to accrue as from the due date for redemption of a Note (other than a Zero Coupon Note) unless upon due presentation (in the case of a Bearer Note) or demand (in the case of a Registered Note) payment of the Redemption Amount is not made, in which case interest continues to accrue on it (both before and after any demand or judgment) at the rate then applicable to the outstanding principal amount of the Note or any other default rate specified in the relevant Pricing Supplement until the date whichever is the earlier of:

(a) the date on which the relevant payment is made to the relevant Noteholder; or
(b) the seventh day after the date on which the relevant Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.2 Late payment of Zero Coupon Notes

If the Redemption Amount payable in respect of any Zero Coupon Note is not paid when due, the Redemption Amount is an amount equal to the sum of:

(a) the Reference Price; and
(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of:
(i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and
(ii) the day on which the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

14.3 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);
(b) all amounts denominated in any currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards (save in the case of Japanese Yen which will be rounded down to the nearest Yen);
(c) all figures must be rounded to five significant figures (with halves being rounded up); and
(d) all amounts that are due and payable must be rounded to the nearest sub-unit (with halves being rounded up). In this Condition 14.3, "sub-unit" means, in the case of any currency other than euro, the lowest amount of that currency available as legal tender in the country of that currency and, in the case of euro, means one cent.

Part 5 Redemption and purchase

15 Redemption

15.1 Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:

(a) the Note has been previously redeemed; or
(b) the Note has been purchased and cancelled; or
(c) the Pricing Supplement states that the Note has no fixed maturity date.

15.2 Early redemption for taxation reasons

The Issuer may redeem the Notes in a Series in whole (but not in part) before their Maturity Date at their Early Redemption Amount (Tax) if the Issuer is required under Condition 20.2 ("Withholding Tax") to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:

(a) if the Issuer has given at least 30 days' (and no more than 60 days') notice to the Principal Paying Agent and the Noteholders (which notice is irrevocable); and
(b) if, before the Issuer gives the notice under paragraph (a), the Principal Paying Agent has received:
(i) a certificate signed by two authorised officers of the Issuer; and
(ii) an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer, that the Issuer would be required under Condition 20.2 ("Withholding Tax") to increase the amount of the next payment due in respect of the Notes of that Series; and
(c) if the Notes are Fixed Rate Notes, no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due; and
(d) if the Notes to be redeemed are Floating Rate Notes or Variable Interest Notes:
(i) the proposed redemption date is an Interest Payment Date; and
(ii) no notice of redemption may be given more than 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes were then due.

15.3 Early redemption at the option of the Issuer (Issuer call)

If the Pricing Supplement states that the Issuer may redeem all or some of the Notes before their Maturity Date under this Condition 15.3, the Issuer may redeem so many of the Notes specified in the Pricing Supplement at their Early Redemption Amount (Call).

However, the Issuer may only do so if:

(a) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the relevant Pricing Supplement) notice to the Principal Paying Agent and the Noteholders; and
(b) the proposed redemption date is an Early Redemption Date (Call). If only some of the Notes in the Series are to be redeemed, the Notes to be redeemed ("Redeemed Notes") will be selected no later than 30 days before the date fixed for redemption ("Selection Date"):
(i) in the case of Redeemed Notes represented by Definitive Bearer Notes, individually by lot in such European city as the Euro Fiscal Agent specifies or identified in such other manner or in such other place as the Euro Fiscal Agent may approve and deem to be appropriate and fair;
(ii) in the case of Redeemed Notes represented by a Global Note, in accordance with the rules of the relevant Clearing System; and
(iii) in the case of Australian Domestic Notes and New Zealand Domestic Notes, in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices and the need to ensure that the prepaid amount of any redeemed Notes must be an integral multiple of the Specified Denomination, subject always to compliance with applicable laws and the requirements of any relevant listing authority, stock exchange and/or quotation system.

In the case of Redeemed Notes represented by Definitive Bearer Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 28.1(a) not less than 15 days (or such shorter period as is specified in the applicable Pricing Supplement) before the date fixed for redemption.

No exchange of the relevant Global Note is permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption under this Condition 15.3. The Issuer must notify the Noteholders of this restriction at least five days (or such shorter period as is specified in the relevant Pricing Supplement) before the Selection Date.

15.4 Early redemption at the option of Noteholders (investor put)

If the relevant Pricing Supplement states that the Noteholder may require the Issuer to redeem all or some of the Notes before their Maturity Date at their Early Redemption Amount (Put) under this Condition

15.4, the Issuer must do so if the following conditions are satisfied.

The conditions are:

(a) the Noteholder has given at least 45 days' notice to the Issuer;
(b) if the Notes to be redeemed are Definitive Bearer Notes, they are to be redeemed in whole;
(c) if the Notes to be redeemed are Registered Notes, the amount of Notes to be redeemed is, or is a multiple of, their Specified Denomination;
(d) if the Notes to be redeemed are Bearer Notes, the Noteholder has delivered, to the specified office of the Principal Paying Agent during normal business hours:
(i) if the Notes are in Definitive Bearer Form, the Notes to be redeemed; and
(ii) a completed and signed redemption notice (in the form obtainable from the specified office of the Principal Paying Agent, any Paying Agent or the Registrar); and
(e) the notice referred to in paragraph (d)(ii) specifies:
(i) a bank account to which the payment should be made or an address to where a cheque for payment should be sent; and
(ii) if the Notes to be redeemed are Registered Notes, the Early Redemption Amount (Put) at which those Notes are to be redeemed.

A Noteholder may not exercise its option under this Condition 15.4 in respect of any Note which is the subject of an exercise by the Issuer of its option to redeem such Note under Condition 15.2 ("Early redemption for taxation reasons") or Condition 15.3 ("Early redemption at the option of the Issuer (Issuer call)").

15.5 Calculation of Early Redemption Amounts

Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption at any time before the Maturity Date of:

(a) a Note (other than a Zero Coupon Note and a Variable Redemption Note but including any Instalment Note or Partly-Paid Note) is an amount equal to the sum of the outstanding principal amount and interest (if any) accrued on it;
(b) a Zero Coupon Note is an amount equal to the sum of:
(i) the Reference Price; and
(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable; and
(c) a Variable Redemption Note is an amount determined by the Calculation Agent that would on the due date for redemption have the effect of preserving for the Noteholder the economic equivalent of the obligations of the Issuer to make payment of the Final Redemption Amount on the Maturity Date.

Where the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 15.5.

15.6 Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. In the case of early redemption, the Early Redemption Amount will be determined under Condition 15.5 ("Calculation of Early Redemption Amounts").

15.7 Partly Paid Notes

Partly Paid Notes will be redeemed at maturity in accordance with the provisions of the applicable Pricing Supplement. In the case of Early Redemption, the Early Redemption Amount will be determined under Condition 15.5 ("Calculation of Early Redemption Amounts").

15.8 Effect of notice of redemption

Any notice of redemption given under this Condition 15 ("Redemption") is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

15.9 Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

15.10 Cancellation

All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under Condition 15.9 ("Purchase") (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.

Part 6 Payments

16 Payments

16.1 Method of payment

Except to the extent these Conditions provide otherwise:

(a) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the Principal Financial Centre of the country of such Specified Currency; and
(b) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

16.2 Payments in U.S. dollars

Despite any Condition, if any amount of principal or interest in respect of Bearer Notes is payable in U.S. dollars, those U.S. dollar payments of principal or interest in respect of those Notes may be made at the Specified Office of a Paying Agent in the United States if:

(a) the Issuer has appointed Paying Agents with Specified Offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such Specified Offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;
(b) payment of the full amount of that principal and interest at all those Specified Offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and
(c) the payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

16.3 Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 20 ("Taxation").

16.4 Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.

17 Payments in respect of Definitive Bearer Notes

17.1 Presentation of Definitive Bearer Notes, Receipts and Coupons

Payments of:

(a) principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note;
(b) interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon;
(c) instalments of principal in respect of a Definitive Bearer Note, other than the final instalment, will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt and the presentation of the Definitive Bearer Note to which it appertains; and
(d) the final instalment of principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note.

Each Definitive Bearer Note, Receipt, and Coupon which is required to be presented under these Conditions must be presented at the Specified Office of any Paying Agent outside the United States.

17.2 Validity of Receipts

Receipts presented without the Definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

17.3 Unmatured Receipts

When a Definitive Bearer Note becomes due and repayable, all unmatured Receipts relating to it (whether or not attached) are void and no payment is required to be made in respect of them.

17.4 Fixed Rate Notes and unmatured Coupons

Fixed Rate Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them (including Coupons falling to be issued on exchange of matured Talons). If any unmatured Coupons are not presented for payment in accordance with this Condition 17.4:

(a) the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and
(b) each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under Condition 21 ("Time limit for claims")) or, if later, five years from the date on which that Coupon would otherwise have become due.

17.5 Fixed Rate Notes and unmatured Talons

If a Fixed Rate Note in definitive bearer form becomes due and repayable before its Maturity Date, all unmatured Talons appertaining to it are void and no further Coupons will be issued in respect of them.

17.6 Other Definitive Bearer Notes and unmatured Coupons and Talons

When any Floating Rate Notes or Variable Note in definitive bearer form becomes due and repayable, all unmatured Coupons and Talons relating to it (whether or not attached) are void and no payment or, as the case may be, exchange for further Coupons may be made in respect of them.

If the due date for redemption of any Definitive Bearer Note is not an Interest Payment Date, any interest accrued in respect of that Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date is payable only against presentation and surrender of the relevant Definitive Bearer Note.

18 Payments in respect of Global Notes

18.1 Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:

(a) against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and
(b) otherwise in the manner specified in the relevant Global Note.

18.2 Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is prima facie evidence that the payment in question has been made.

18.3 Holders of Global Notes entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:

(a) the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and
(b) each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream Luxembourg, as the case may be, for that person's share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.

19 Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes

19.1 Defined terms

In this Condition 19, Note means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

19.2 Registrar is principal paying agent

The Registrar will act as principal paying agent for Notes under the Registry Services Agreement.

19.3 Method of payment - Notes in a Clearing System

If Notes are held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made by crediting on the relevant payment date the amount then due to the account of the Noteholder in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

19.4 Method of payment - Notes not in a Clearing System

If Notes are not held in the Austraclear System or the Austraclear New Zealand System, payments of principal and interest will be made to the persons registered at the close of business on the relevant Record Date as the holders of such Notes, subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made :

(a) by cheques despatched by post on the relevant payment date at the risk of the Noteholder; or
(b) at the option of the Noteholder by the Registrar giving irrevocable instructions for the effecting of a transfer of the relevant funds to an account in Australia or New Zealand, as the case may be, specified by the Noteholder to the Registrar; or
(c) in any other manner in which the Registrar and the Noteholder agree.

In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Registrar gives irrevocable instructions for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Registrar is shown, to the satisfaction of the Registrar, not to have reached the Noteholder and the Registrar is able to recover the relevant funds, the Registrar may make such other arrangements as it thinks fit for the effecting of the payment.

20 Taxation

20.1 No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law or authorised by Condition 20.4 ("New Zealand resident withholding tax exemptions").

20.2 Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:

(a) the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and
(b) subject to Condition 20.3 ("Withholding tax exemptions"), if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph (b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.

20.3 Withholding tax exemptions

Condition 20.2(b) will not apply in relation to any payments in respect of any Note:

(a) to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories, other than:
(i) the mere holding of such Note; or
(ii) receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or
(b) more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Condition 20.2(b) on presenting the same, or making demand, for payment on the last day of the period of 30 days; or
(c) on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or
(d) on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where (in the case of Bearer Notes) the relevant Note is presented for payment or (in the case of Registered Notes) where the demand for payment is made; or
(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or
(f) which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU; or
(g) in such other circumstances as may be specified in the Pricing Supplement.

20.4 New Zealand resident withholding tax exemptions

Each holder of a New Zealand Domestic Note who holds a certificate of exemption from New Zealand resident withholding tax under section NF 9 of the Income Tax Act 1994 (N.Z.) must provide to the Issuer or the New Zealand Registrar either the original or a certified copy of that certificate, unless the holder is a registered bank under the Reserve Bank of New Zealand Act 1989.

The Issuer and the New Zealand Registrar may treat the holder of a New Zealand Domestic Note as not holding a certificate of exemption if:

(a) the holder fails to comply with the above; or
(b) the Issuer is otherwise not satisfied that the holder holds such a certificate.

21 Time limit for claims

21.1 Time limit

A claim against the Issuer for a payment under a Note, Receipt or Coupon (which in this Condition 21.1, does not include a Talon) is void unless presented for payment within 10 years (in the case of principal) and 5 years (in the case of interest) from the Relevant Date.

21.2 Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of a Registered Note to the extent that:

(a) the relevant Registered Note certificate (if any) has not been surrendered to the Registrar within; or
(b) a cheque which has been duly despatched in the Specified Currency remains uncashed at the end of the period of:

10 years (in the case of principal) and 5 years (in the case of interest) from the Relevant Date.

21.3 Void payments

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void under these Conditions.

Part 7 Default

22 Events of Default

22.1 Event of Default

An Event of Default occurs in relation to a Series of Notes if:

(a) (payment default) the Issuer does not pay any amount in respect of the Notes of the relevant Series or any of them within five Business Days of the due date for payment; or
(b) (other default) the Issuer does not comply with its other obligations under or in respect of the Notes of the relevant Series and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or
(c) (cross default) any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:
(i) its due date; or
(ii) the end of any applicable period of grace,
whichever is the later; or
(d) (representation or warranty) a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or
(e) (insolvency) an Insolvency Event occurs in respect of the Issuer; or
(f) (administration) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or
(g) (obligations unenforceable) any of the Notes, the Deed of Covenant, the Australian Note Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.

22.2 Associated definition

In Condition 22.1 ("Events of Default"): "Insolvency Event" means the happening of any of these events:

(a) except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or
(b) the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or
(c) the Issuer is or states that it is unable to pay its debts when they fall due; or
(d) execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.

22.3 Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes of any Series or any of them, a Noteholder in that Series may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its Final Redemption Amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.

Part 8 General

23 Agents

23.1 Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

23.2 Appointment and replacement of Agents

The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. Subject to Condition 23.3 ("Required Agents"), the Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or Calculation Agent and additional or successor paying agents.

23.3 Required Agents

The Issuer shall:

(a) at all times maintain a Euro Fiscal Agent and (for so long as there are any Australian Domestic Notes Outstanding) an Australian Registrar and (for so long as there are any New Zealand Domestic Notes Outstanding) a New Zealand Registrar;
(b) if a Calculation Agent is specified in the relevant Pricing Supplement, at all times maintain a Calculation Agent;
(c) if and for so long as the Notes are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act and to trading on the London Stock Exchange and admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, maintain a Paying Agent having its Specified Office in London and/or in such other place as may be required by such listing authority, stock exchange and/or quotation system; and
(d) if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, maintain a Paying Agent in an EU member state that will not be obligated to withhold or deduct tax pursuant to any EU Directive on the taxation savings implementing such conclusions or any law implementing or complying with, or introduced to confirm to, such EU Directive. Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

24 Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of:

(a) the Euro Fiscal Agent; and
(b) if the Notes are then listed on any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

25 Meetings of Noteholders

25.1 Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Noteholders of any Series to consider any matter affecting their interest, including the modification of these Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

25.2 Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders of any Series is binding on all Noteholders of such Series, whether or not they are present at the meeting, and on all Couponholders relating to Notes of such Series.

26 Variation

26.1 Variation of Notes and Conditions

The Notes, these Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

26.2 Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:

(a) it is of a formal, minor or technical nature; or
(b) it is made to correct a manifest error; or
(c) it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

26.3 Notice

Notice of any amendment or variation of the Notes, these Conditions or any Program Document shall promptly be given to the Noteholders.

27 Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of any particular Series.

28 Notices to Noteholders

28.1 Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and:

(a) if the Note is a Bearer Note, it may be given, and as long as the Notes are listed on the London Stock Exchange it will be given, in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe or (if permitted by the relevant listing authority, stock exchange and/or quotation system) in the case of Notes represented by a Temporary Global Note or Permanent Global Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes; or
(b) if the Note is an Australian Domestic Note, it may be given in an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or
(c) if the Note is a New Zealand Domestic Note, it may be given in an advertisement published in each of the New Zealand Herald and The Dominion Post or any other newspaper or newspapers circulating in New Zealand generally; or
(d) if the Note is a Registered Note (including an Australian Domestic Note or a New Zealand Domestic Note) by being sent by prepaid post (airmail if appropriate) or left at the address of each Noteholder or any relevant Noteholder as shown in the relevant Register at the close of business on the day which is 3 Business Days prior to the dispatch of the relevant notice or communication; or
(e) if the Pricing Supplement for the Note specifies an additional or alternate newspaper then by publication in that newspaper.

28.2 When effective

A notice given in accordance with Condition 28.1 ("Form") will be taken to be duly given:

(a) in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or
(b) in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery; or
(c) in the case of Registered Notes:
(i) in the case of a letter, on the fifth day after posting; and
(ii) in the case of a facsimile, on receipt by the sender of a successful transmission report; and
(iii) in the case of publication in a newspaper, on the date of publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

28.3 Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

29 Redenomination, renominalisation and reconventioning

29.1 Application

This Condition 29 ("Redenomination, renominalisation and reconventioning") applies to the Notes only if the relevant Pricing Supplement states that it applies.

29.2 Notice of redenomination

If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders on giving at leat 30 days' prior notice to the Noteholders and the Paying Agents, designate a date ("Redenomination Date"), being an Interest Payment Date under the Notes falling on or after the date on which such country becomes a Participating Member State.

29.3 Redenomination

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(a) the Notes are taken to be redenominated into euro in the denomination of euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into euro at the rate for conversion of such currency into euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations). However, if the Issuer determines, with the agreement of the Euro Fiscal Agent that the then market practice in respect of the redenomination into euro 0.01 of internationally offered securities is different from that specified above, such provisions will be taken to be amended so as to comply with such market practice and the Issuer must promptly notify the Noteholders, each stock exchange (if any) on which the Notes are then listed and the Paying Agents of such deemed amendments;
(b) if Notes have been issued in definitive form:
(i) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date ("Euro Exchange Date") on which the Issuer gives notice ("Euro Exchange Notice") to the Noteholders that replacement Notes and Coupons denominated in euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;
(ii) the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 29) shall remain in full force and effect; and
(iii) new Notes and Coupons denominated in euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and
(c) all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in euro by cheque drawn on, or by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any Member State of the European Communities.

29.4 Interest

Following redenomination of the Notes pursuant to this Condition 29, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

29.5 Interest Determination Date

If the Floating Rate Note Provisions are specified in the relevant Pricing Supplement as being applicable and Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination Date shall be taken to be the second Target Settlement Day before the first day of the relevant Interest Period.

30 Governing law and jurisdiction

30.1 Governing law

The Bearer Notes are governed by, and shall be construed in accordance with, English law. The Australian Domestic Notes are governed by and shall be construed in accordance with the law of the Australian Capital Territory. The New Zealand Domestic Notes are governed by and shall be construed in accordance with the law of New Zealand (each of these laws being the law of a "Relevant Jurisdiction").

30.2 Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the courts of the Relevant Jurisdiction have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

30.3 Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of the Relevant Jurisdiction being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

30.4 Process agent - England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer's behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

30.5 Process agent - New Zealand

The Issuer agrees that the process by which any Proceedings in New Zealand are begun may be served on it by being delivered to General Counsel, Telstra Clear Limited, Smales Farm Office Park, corner Northcote and Taharato Road, Takapuna, Auckland or any other manner permitted by the laws of New Zealand.

30.6 Non-exclusivity

The submission to the jurisdiction of the courts of a Relevant Jurisdiction does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

31 Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

32 Interpretation

32.1 Definitions

In these Conditions, the following expressions have the following meanings:

Accrual Yield has the same meaning as in the relevant Pricing Supplement.

Additional Business Centre(s) means each city specified as such in the relevant Pricing Supplement.

Additional Financial Centre(s) means each city specified as such in the relevant Pricing Supplement.

Agency Agreement means:

(a) the Euro Fiscal Agency Agreement;
(b) the Australian Registry Services Agreement;
(c) the New Zealand Registry Services Agreement; and
(d) such other agency agreement as the Issuer may enter into in relation to an issue of Notes under the Program.

Agent means the Euro Fiscal Agent, each Registrar, each Paying Agent, each Calculation Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Austraclear means Austraclear Limited (ABN 94 002 060 773). Austraclear New Zealand Regulations means the regulations known as the "Austraclear New Zealand System Rules" established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System.

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system. Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Australian Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under the Australian Note Deed Poll, the details of which are recorded in, and evidenced by, inscription in, the Australian Note Register.

Australian Note Deed Poll means the deed poll in relation to Australian medium term registered debt obligations executed by the Issuer on 31 October 2001 as amended and restated on or about 15 October 2002.

Australian Register means a register, including any branch register, of Noteholders of Australian Domestic Notes established and maintained by or on behalf of the Issuer. Australian Registrar means in relation to Australian Domestic Notes Austraclear Services Limited ABN 28 003 284 419 or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain the relevant Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.

Australian Registry Services Agreement means the agreement titled "Agency and Registry Services Agreement" between the Issuer and Austraclear Services Limited dated 31 October 2001 in relation to the Australian Domestic Notes.

Bearer Note means a Note which is in bearer form.

Business Day means: (a) in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and
(b) in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement, in relation to any date applicable to any Note, have the following meanings:
(a) Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;
(b) Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day;
(c) Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day;
(d) FRN Convention, Floating Rate Convention or Eurodollar Convention means that the date which numerically corresponds to the preceding date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding date occurred, provided however:
(i) if there is no such numerically corresponding day in the calendar month in which that date should occur, then that date is the last day which is a Business Day in that calendar month;
(ii) if any such date would otherwise fall on a day which is not a Business Day, the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which case the date is brought forward to the first preceding day which is a Business Day; and
(iii) if the preceding date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and
(e) No Adjustment means that the relevant date shall not be adjusted in accordance with any Business Day Convention.

Calculation Agent means the Euro Fiscal Agent or any other person specified in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and , the amount of interest payable in respect of that Note for that Interest Period or such other amount(s) as may be specified in the relevant Pricing Supplement.

Clearing System means Euroclear, Clearstream, Luxembourg, the Austraclear System, the Austraclear New Zealand System and any other clearing system designated as such in a relevant Pricing Supplement.

Clearstream, Luxembourg means Clearstream Banking, societe anonyme.

Common Depositary means, in relation to a Series of Notes, the common depositary for Euroclear and Clearstream, Luxembourg.

Condition means the correspondingly numbered condition in these terms and conditions. Corporations Act means the Corporations Act 2001 of Australia.

Coupon means a bearer interest coupon appertaining to a Definitive Note (other than a Zero Coupon Note) in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Couponholders means, in respect of a Series, the holders of the Coupons and includes, where applicable, the Talonholders.

Day Count Fraction means, in respect of the calculation of an amount for any period of time ("Calculation Period"), the day count fraction specified in these Conditions or the relevant Pricing Supplement and:
(a) if "Actual/Actual (ISMA)" is so specified, means:
(i) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and
(ii) where the Calculation Period is longer than one Regular Period, the sum of:
(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and
(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;
(b) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:
(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and
(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);
(c) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;
(d) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;
(e) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months unless:
(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or
(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);
(f) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of' February is not considered to be lengthened to a 30-day month);
(g) if "RBA Bond Basis" or "Australian Bond Basis" is so specified, means one divided by the number of Interest Payment Dates in a year; and
(h) any other Day Count Fraction specified in the relevant Pricing Supplement. Deed of Covenant means the deed so entitled executed by the Issuer on 31 October 2001. Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons, Talons or Receipts attached on issue in definitive form.

Directive means:
(a) a law; or
(b) a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

Dual Currency Note means a Note in respect of which payments of principal or interest or both are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases as indicated in the applicable Pricing Supplement.

Early Redemption Amount (Call) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Put) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Amount (Tax) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Early Redemption Date (Call) means the date so described in the relevant Pricing Supplement.

Early Redemption Date (Put) means the date so described in the relevant Pricing Supplement.

Early Termination Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing

EU means the European Union.

Euro Fiscal Agency Agreement means the euro fiscal agency agreement so entitled dated 31 October 2001 as amended and restated on 15 October 2002 between the Issuer and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A..

Euro Fiscal Agent means, in relation to any Notes, the person appointed to act as issuing and principal paying agent, or any successor issuing and principal paying agent appointed, under the Euro Fiscal Agency Agreement and/or such other issuing and paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Event of Default means an event so described in Condition 22.

Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.

Final Redemption Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement.

Financial Services and Markets Act means the Financial Services and Markets Act 2000 of the United Kingdom.

Fixed Coupon Amount has the meaning given in the relevant Pricing Supplement.

Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrears on a fixed date or fixed dates in each year and on redemption or on such other dates as indicated in the applicable Pricing Supplement.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of such other period or on such date(s) as specified in the applicable Pricing Supplement.

Global Note means a Temporary Global Note or, as the context may require, a Permanent Global Note. Index Linked Interest Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Index Linked Note means an Index Linked Interest Note or an Index Linked Redemption Amount Note, as the case may be.

Index Linked Redemption Amount Note means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index or a formula or both as specified in the applicable Pricing Supplement.

Instalment Amount means the amount so described in the relevant Pricing Supplement.

Instalment Date means the date so described in the relevant Pricing Supplement.

Instalment Note means a Note in respect of which the principal amount is payable in one or more instalments, as specified in the applicable Pricing Supplement.

Interest Commencement Date means the Issue Date of the Notes or any other date so described in the relevant Pricing Supplement.

Interest Determination Date means the date so described in the relevant Pricing Supplement.

Interest Payment Date means each date so described in, or determined in accordance with, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:
(a) as adjusted in accordance with the relevant Business Day Convention; or
(b) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case).

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:
(a) the first Interest Period commences on (and includes) the Interest Commencement Date; and
(b) the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means each rate of interest (expressed as a percentage per annum) payable in respect of the Notes specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions or the relevant Pricing Supplement.

ISDA Definitions means the 2000 ISDA Definitions (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) published by the International Swaps and Derivatives Association, Inc..

Issue Date means the date on which a Note is, or is to be issued, as specified or determined in accordance with the relevant Pricing Supplement.

Issue Price means, in respect of a Note, the price at which such Note is issued as agreed between the Issuer and the relevant Dealers.

Issuer means Telstra Corporation Limited (ABN 33 051 775 556).

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means, in relation to a Note, the date specified in the relevant Pricing Supplement as the date for redemption of that Note or, in the case of an amortising Note, the date on which the last instalment of principal is payable.

Maximum Redemption Amount has the meaning given in the relevant Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or such other Program Document as is specified from time to time.

Minimum Redemption Amount has the meaning given in the relevant Pricing Supplement.

New Zealand Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under, the New Zealand Note Deed Poll, the details of which are recorded and evidenced by inscription in, the New Zealand Register.

New Zealand Note Deed Poll means any deed poll in relation to New Zealand medium term registered debt obligations executed by the Issuer on or about 15 October 2002.

New Zealand Register means a register, including any branch register, of Noteholders of New Zealand Domestic Notes established and maintained by or on behalf of the Issuer.

New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain the relevant Register in relation to New Zealand Notes and perform such payment and other duties as specified in that agreement.

New Zealand Registry Services Agreement means the agreement between the Issuer and the New Zealand Registrar in relation to New Zealand Domestic Notes, titled "New Zealand Registry Services Agreement" executed on or about 15 October 2002.

Note means an Australian Domestic Note, a New Zealand Domestic Note, or any negotiable bearer or registered bond, note or other debt instrument issued, or to be issued, under the Program. Noteholder means, in respect of a Note:
(a) the bearer for the time being of an outstanding Bearer Note, Coupon, Talon or Receipt; or
(b) the person whose name is entered in the Register as the holder of a Registered Note; or
(c) where there are joint holders of a Registered Note, the persons whose names appear in the Register as joint holders of the Note; or
(d) for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or the Common Depositary, as the case may be.

Outstanding means in relation to the Notes of all or any Series, all of the Notes of such Series other than:
(a) Notes which have been redeemed or satisfied in full by the Issuer; or
(b) Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or
(c) Notes which have been purchased or cancelled in accordance with Condition 15.10 ("Cancellation"); or
(d) Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of Condition 21 ("Time limit for claims"); or
(e) those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under Condition 24 ("Replacement of lost or damaged Notes and Coupons"); or
(f) any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Conditions or any relevant Program Document.

Participating Member State means a Member State of the EU which adopts the euro as its lawful currency in accordance with the Treaty.

Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.

Paying Agent means, in relation to any Notes, the Euro Fiscal Agent, the Australian Registrar, the New Zealand Registrar and any person appointed to act as paying agent, or any successor paying agent, appointed under the Agency Agreement and such other paying agent in relation to any Notes as may from time to time be appointed by the Issuer.

Payment Business Day means: (a) if the currency of payment is euro, any day which is:
(i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in euro; and
(ii) a TARGET Settlement Day and a day on which dealings in euro may be carried on in each (if any) Additional Financial Centre; or
(b) if the currency of payment is not euro, any day which is:
(i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and
(ii) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre.

Permanent Global Note means a Global Note in permanent global form representing Bearer Notes of one or more Tranches of the same series in or substantially in the form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.

Pricing Supplement means, in respect of a Tranche, a pricing supplement specifying the relevant issue details in relation thereto.

Principal Financial Centre means, in relation to any currency, the principal financial centre for that currency and:
(a) in relation to euro, it means the principal financial centre of the Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and
(b) in relation to Australian dollars, it means either Sydney or Melbourne as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and
(c) in relation to New Zealand dollars, it means either Wellington or Auckland as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent. Principal Paying Agent means, in relation to any Notes, the person specified as such in the relevant Pricing Supplement.

Program means the program for the issuance of Notes established by the Issuer and described in Condition 1.1 ("Program").

Program Documents means:
(a) each Agency Agreement;
(b) the Deed of Covenant;
(c) the Australian Note Deed Poll;
(d) the New Zealand Note Deed Poll,
and any other agreement, deed or document which the Issuer acknowledges in writing from time to time to be a Program Document.

Receipt means a payment receipt relating to the payment of principal on a Note in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Receiptholder means, in respect of a Series, the holders of the Receipts.

Record Date means, in the case of payments of interest or principal, the close of business in the place where the relevant Register is maintained on the eighth calendar day before the relevant date for payment or any date so described in the relevant Pricing Supplement.

Redemption Amount means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Early Redemption Amount (Call), the Early Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement.

Reference Banks means the institutions so described in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.

Reference Price has the meaning given in the relevant Pricing Supplement.

Reference Rate means the rate so described in the relevant Pricing Supplement.

Register means:
(a) in relation to Australian Domestic Notes, the Australian Register; and
(b) in relation to the New Zealand Domestic Notes, the New Zealand Register.

Registered Note means an Australian Domestic Note, a New Zealand Domestic Note or such other Note issued in registered form which is specified as such in the applicable Pricing Supplement.

Registrar means:
(a) in relation to Australian Domestic Notes, the Australian Registrar; and
(b) in relation to New Zealand Domestic Notes, the New Zealand Registrar.

Registry Services Agreement means:
(a) in the case of Australian Domestic Notes, the Australian Registry Services Agreement; and
(b) in the case of New Zealand Domestic Notes, the New Zealand Registry Services Agreement.

Regular Period means:
(a) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;
(b) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and
(c) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where

"Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

Relevant Date means, in relation to any payment, whichever is the later of:
(a) the date on which the payment in question first becomes due; and
(b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Relevant Financial Centre has the meaning given in the relevant Pricing Supplement.

Relevant Screen Page means:
(a) the page, section or other part of a particular information service (including, without limitation, the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement; or
(b) any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Time means the time so described in the relevant Pricing Supplement.

Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.

Series means each original issue of a Tranche of Notes, together with the issue of any further Tranche of Notes, expressed to form a single Series with the original issue and the Notes comprising such Tranches being identical in every respect except for the Issue Date, Issue Price and Interest Commencement Date of the Tranche and, in respect of the first interest payment (if any). A Series may comprise Notes in more than one denomination.

Specified Currency means the currency specified in the relevant Pricing Supplement including Australian Dollars ("AUD"), Canadian Dollars ("CAD"), Euro ("Euro"), euro ("euro"), Hong Kong Dollars ("HKD"), Japanese Yen ("JPY"), New Zealand Dollars ("NZD") Singapore Dollars ("SGD"), Sterling ("GBP"), and United States dollars ("USD")), or any other freely transferable and freely convertible currency.

Specified Denomination has the meaning given in the relevant Pricing Supplement.

Specified Office means, in relation to a person, the office specified in the most recent Information Memorandum for the Program as such other address as is notified to Noteholders from time to time.

Specified Period has the meaning given in the relevant Pricing Supplement.

Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Talons means the bearer talons (if any) appertaining to, and exchangeable in accordance with their provisions for the further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note) in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent. Talonholders in respect of a Series, means the holders of the Talons.

TARGET Settlement Day means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Tax Act means the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the context requires.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).

Temporary Global Note means a Global Note in temporary global form representing Bearer Notes of one or more Tranches of the same Series, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Tranche means a tranche of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise Notes in more than one denomination).

Treaty means the Treaty establishing the European Communities, as amended by the Treaty on European Union.

Variable Interest Note means an Index Linked Interest Note or any other variable interest rate note other than a Floating Rate Note.

Variable Note means a Variable Redemption Note and Variable Interest Note.

Variable Redemption Note means an Index Linked Redemption Note or Dual Currency Note.

Coupon Note means a Note which does not carry an entitlement to periodic payment of interest prior to the redemption date of such Note and which is issued at a discount to its face value.

32.2 References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:
(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;
(b) anything (including an amount) is a reference to the whole and each part of it;
(c) a document (including these Conditions) includes any variation or replacement of it;
(d) law means common law, principles of equity, and laws made by any parliament and regulations and other instruments under those laws and consolidations, amendments, reenactments or replacements of any of them);
(e) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;
(f) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority; and
(g) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

32.3 Number

The singular includes the plural and vice versa.

32.4 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

32.5 References

Unless the contrary intention appears, in these Conditions:
(a) a reference to a Noteholder is a reference to the holder of Notes of a particular Series and includes Couponholders, Talonholders and Receiptholders (if any);
(b) a reference to a Note is a reference to a Note of a particular Series and includes:
(i) any Coupon, Receipt or Talon in relation to that Note; and
(ii) any replacement Note, Coupon, Receipt or Talon issued under the Conditions;
(c) if Talons are specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Coupons are taken to include references to Talons; and
(d) if Talons are not specified in the relevant Pricing Supplement as being attached to the Notes at the time of issue, references to Talons are not applicable.

32.6 References to principal and interest

Unless the contrary intention appears, in these Conditions:
(a) any reference to "principal" is taken to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 20 ("Taxation"), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;
(b) any reference to "interest" is taken to include any additional amounts in respect of interest which may be payable under Condition 20 ("Taxation") and any other amount in the nature of interest payable in respect of the Notes under these Conditions; and
(c) if an expression is stated as having the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "Not Applicable" then such expression is not applicable to the Notes.

Taxation and Approvals

Australian Taxation

The following is a summary of the Australian taxation treatment at the date of this Information Memorandum of payments of interest (as defined for the purposes of the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities). Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers.

An exemption from Australian interest withholding tax is available in respect of the Notes under section 128F of the Income Tax Assessment Act 1936 of Australia ("Australian Tax Act") if the following conditions are met:
(a) the Issuer is a resident of Australia when it issues the Notes and when interest is paid;
(b) the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:
(i) offers to 10 or more unrelated financiers or securities dealers;
(ii) offers to 100 or more investors;
(iii) offers of listed Notes;
(iv) offers via publicly available information sources; and
(v) offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;
(c) the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an associate of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes); and
(d) at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an associate of the Issuer.

The Issuer intends (unless otherwise specified) to issue Notes in a manner which will satisfy the public offer test (or the requirements for a global bond) and which otherwise meets the requirements for section 128F of the Australian Tax Act.

Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent on the payment of interest on bearer debt securities (other than certain promissory notes) if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of Notes satisfied the requirements of section 128F of the Australian Tax Act or where interest withholding tax is payable. The Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia.

As set out in more detail under Condition 20 of the Notes, if the Issuer should at any time be compelled by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the jurisdiction in which the Issuer is incorporated, it shall, subject to certain exceptions set out in Condition 20, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding shall equal the respective amounts which would have been receivable had no such deduction or withholding been required.

General Tax

The Issuer has been advised under Australian laws as presently in effect:
(A) assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest to a Noteholder who is a non-resident of Australia and who, during the taxable year, has not engaged in trade or business through a permanent establishment within Australia will not be subject to Australian income taxes;
(B) a Noteholder who is a non-resident of Australia and who, during the income year, has not engaged in trade or business at or through a permanent establishment within Australia, and who has never used the Notes in carrying on a business through such a permanent establishment will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of a Note by a non-Australian resident holder to another non-Australian where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source;
(C) there are specific rules that can apply to treat a portion of the purchase price of the Notes as interest for withholding tax purposes (which portion is not covered by the exemption in section 128F of the Australian Tax Act) when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on trade or business at or through a permanent establishment outside Australia) or a nonresident (who acquires them in the course of carrying on trade or business at or through a permanent establishment in Australia);
(D) no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death; and
(E) no ad valorem stamp, issue, registration or similar taxes that are payable in Australia on the issue of any Notes or the transfer of any Notes outside Australia (except in certain circumstances where the transfer occurs in Australia otherwise than for full market value); and
(F) section 12-140 of the Taxation Administration Act 1953 of Australia ("TAA") imposes a type of withholding tax at the rate of (currently) 48.5 per cent on the payment of interest on certain securities unless the holder has quoted a tax file number ("TFN"), an Australian Business Number ("ABN") (if the holder has an ABN) or proof of some other exemption; and

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes in registered form, these rules should not apply to payments to a holder of registered Notes who is not a resident of Australia for tax purposes and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Withholdings may be made from payments to holders of registered Notes who are residents of Australia or non-residents carrying on business at or through a permanent establishment in Australia but who do not quote a TFN or provide proof of an appropriate exemption. For the avoidance of doubt, these provisions will also not apply to Notes in bearer form.

New Developments

A number of significant changes to Australia's tax laws have been effected as part of the Australian Federal Government's tax reform measures, including the New Business Tax System (Thin Capitalisation) Act 2001 of Australia ("Thin Cap Act"), which applies from the 2001/2002 income year, and the New Business Tax System (Debt and Equity) Act 2001 of Australia ("Debt/Equity Act"), which took effect from 1 July 2001. These changes include new tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend and interest withholding tax.

The Issuer intends to issue Notes which are to be characterised as "debt interests" for the purposes of the tests introduced by the Debt/Equity Act and the returns paid on the Notes are to be "interest" for the purpose of section 128F of the Australian Tax Act.

The Debt/Equity Act and Thin Cap Act are unlikely to affect holders of Notes other than Australian residents and non-residents that carry on business in Australia.

Prospective holders of the Notes who are Australian residents and non-residents that carry on business in Australia should seek independent advice on the tax implications of an investment in the Notes in their particular circumstances.

In addition, the Federal Government announced, in a press release on 29 August 2001, proposed amendments to section 128F of the Australian Tax Act that will:
(a) remove on-shore associates from the associates test in that section. On-shore associates are associates that are Australian residents or non-residents carrying on business at or through a permanent establishment in Australia; and
(b) provide that the section 128F exemption from Australian interest withholding tax will not be lost if an onshore associate purchases debt securities of a related Australian issuing company.

The press release stated that the amendments would have immediate effect from 29 August 2001. On 19 September 2002, the Australian Federal Government introduced the Taxation Laws Amendment Bill (No. 6) 2002 into Parliament to implement these changes. There is no assurance that the Bill will be enacted in its current form.

No Australian approvals are currently required for or in connection with the issue of the Notes by the Issuer or for or in connection with the performance and enforceability of such Notes, Coupons, Receipts or Talons (if any). However, the specific approval of the Reserve Bank of Australia must be obtained in connection with certain payments to and transactions having a prescribed connection with countries and entities designated from time to time by the Reserve Bank of Australia for the purposes of the Banking (Foreign Exchange) Regulations (currently the Federal Republic of Yugoslavia (Serbia and Montenegro), Iraq, Libya, the Taliban (Islamic Emirate of Afghanistan) and the National Union for the Total Independence of Angola (UNITA)) and certain named individuals or organisations associated with terrorism.

New Zealand Taxation

The following is a summary of the New Zealand taxation treatment at the date of the Information Memorandum of payments of interest on New Zealand Domestic Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of holders of New Zealand Domestic Notes. Prospective holders of New Zealand Domestic Notes who are in any doubt as to their tax position should consult their professional advisers.

Under section NF 1(2) of the New Zealand Income Tax Act 1994 ( "New Zealand Tax Act"), the resident withholding tax ("RWT") rules potentially apply to all "interest" paid to New Zealand residents (or non-residents engaged in business in New Zealand through a fixed establishment in New Zealand). Any payment of interest on New Zealand Domestic Notes to a New Zealand resident (or such non-resident with a branch in New Zealand) will be resident withholding income which is subject to the RWT rules.

Under section NF 9 of the New Zealand Tax Act, certain categories of persons can apply for certificates of exemption from RWT. "Interest" paid to holders of valid certificates of exemption is not subject to the RWT rules. For the Issuer to be satisfied that this exemption applies to the payment of interest on a New Zealand Domestic

Note:
(a) the Issuer must be satisfied that the holder of the New Zealand Domestic Note is a registered bank under the Reserve Bank of New Zealand Act 1989; or
(b) the Issuer must have seen a copy of a certificate of exemption issued to the holder.

If the Issuer is not satisfied that the holder has a valid certificate of exemption, the Issuer will deduct RWT from the payment of interest on the New Zealand Domestic Notes. The rate of RWT deducted from the interest will normally be 19.5 per cent (provided the holder has furnished its tax file number) but recipients can elect for a higher rate to be deducted.

If the holder is neither resident in New Zealand nor engaged in business in New Zealand through a fixed establishment, the Issuer must deduct non-resident withholding tax ("NRWT") from the interest paid on the New Zealand Domestic Notes. If the interest is non-resident withholding income, it is excluded from resident withholding income and RWT does not have to be deducted.

As set out in more detail in Condition 20 of the Notes, if the Issuer at any time is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer shall make such deductions and there will be no grossing-up of the payment.

The Issuer has been advised that under New Zealand laws as presently in effect:
(A) assuming the holder of a New Zealand Domestic Note is a New Zealand tax resident (or is engaged in business in New Zealand through a fixed establishment in New Zealand) and is the holder of a certificate of exemption from RWT, payment of principal and interest to that holder will not be subject to deduction of New Zealand resident withholding tax. However, such a holder will be subject to income tax, under the financial arrangements "accrual rules" in Part EH of the New Zealand Tax Act, in respect of any accruing (or realised) gains arising from investment in (or sale of) the New Zealand Domestic Note;
(B) in the case of a holder of a New Zealand Domestic Note who is neither tax resident in New Zealand nor engaged in business in New Zealand through a fixed establishment in New Zealand, payment of interest will be subject to deduction of NRWT. That NRWT will be a final tax applied by New Zealand in respect of interest derived by such a holder. Such a holder may be, but is unlikely to be, subject to New Zealand income tax on any other gains derived from holding the Note, such as gains on sale;
(C) as New Zealand does not impose any stamp duty (or similar issue or registration tax) and does not impose death duties, no New Zealand stamp duty or death duty will apply to any New Zealand Domestic Note or any holder of a New Zealand Domestic Note; and
(D) New Zealand goods and services tax will not apply in respect of any payments made on a New Zealand Domestic Note.

The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross.

Proposed European Union Directive on the Taxation of Savings

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payment.

Clearing and Settlement

Euroclear

The Euroclear System was created in 1968 to hold securities for participants in Euroclear ("Euroclear Participants") and to effect transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear System is operated by Euroclear Bank S.A./N.A. ("Euroclear Operator"). Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the terms and conditions governing use of Euroclear, the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the "Euroclear Terms and Conditions"). The Euroclear Terms and Conditions govern transactions of securities and cash within Euroclear, withdrawal of securities and cash from the system and receipts of payments with respect to securities in the system. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to interests in Global Notes held through Euroclear will be credited to the Euroclear cash accounts of Euroclear Participants to the extent received by the Euroclear Operator's depositary, in accordance with the Euroclear Terms and Conditions. The Euroclear Operator will take any other action permitted to be taken by a holder of any Global Notes on behalf of a Euroclear Participant only in accordance with the Euroclear Terms and Conditions.

Clearstream, Luxembourg

Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg") is incorporated under the laws of Luxembourg as a professional depositary and provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg holds securities for its participating organisations ("Clearstream, Luxembourg Participants") and facilitates the clearance and book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg Participants are recognised financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporation and certain other organisations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg, Participant, either directly or indirectly.

Austraclear Australian System

Austraclear Limited began operation of the Austraclear Australian System in 1984. Austraclear Limited is an unlisted public company owned by financial institutions and other market participants. It operates the national central securities depositary to the Australian money market and registry for semi-government and private sector debt securities lodged with the Austraclear Australian System. Through its proprietary Financial Transactions Recording and Clearance Systems (FINTRACS) software, the Austraclear Australian System electronically clears and settles most debt securities traded in the Australian money market and capital market, excluding those issued by the Commonwealth Government.

The rights and obligations of Austraclear Limited and participants under the Austraclear Australian System are created by contract, as evidenced through the Austraclear System Regulations and Operating Manual, User Guides and instructions and directions contained within the Austraclear Australian System ("Austraclear Australia Rules"). Under the Austraclear Australian System, a wide range of eligible debt instruments may be "lodged" with Austraclear Limited and either immobilised in its vaults which are located in Austraclear Limited's branch offices in Sydney and Melbourne (if they are in physical form), or recorded on an electronic register. Through the Austraclear Australian System, ownership of these "physical" or "discount" debt instruments (Paper Securities) and "non-physical" or "fixed interest" debt instruments (Non-Paper Securities) is transferred electronically via bookentry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a real-time gross settlement ("RTGS") system, operated by the Reserve Bank of Australia ("RBA") and developed by Austraclear Limited.

The Austraclear Australian System relies upon both parties to a transaction entering trade details into computer terminals that the System then matches before effecting settlement. As well as facilitating securities settlements the Austraclear Australian System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.

As transactions currently processed through the Austraclear Australian System are made on a RTGS basis, all highvalue and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a real time gross basis through institutions' exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBA. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.

Austraclear New Zealand System

Since 1990, the Reserve Bank of New Zealand ("RBNZ") has operated the Austraclear New Zealand System in New Zealand out of its Financial Services Group through a software licensing agreement with Austraclear Limited (Australia). The Austraclear New Zealand System electronically clears and settles most debt securities issued by the New Zealand Government, local authorities and other public and private sector issuers traded in the New Zealand money market and capital market.

The rights and obligations of the RBNZ as operator of the Austraclear New Zealand System and participants under the Austraclear New Zealand System are created by contract, as evidenced through the Austraclear New Zealand System Rules and the Austraclear New Zealand Operating Guidelines ("Austraclear New Zealand Rules"). Under the Austraclear New Zealand System, a wide range of eligible New Zealand dollar-denominated securities (debt instruments and equities) may be "lodged" with New Zealand Central Securities Depositary Limited ("NZCSD"), a custodian that is fully owned by the RBNZ, and recorded on an electronic register. Through the Austraclear New Zealand System, ownership of these debt instruments is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a RTGS system, operated by the RBNZ.

The Austraclear New Zealand System relies upon both parties to a transaction entering trade details into computer terminals that the Austraclear New Zealand System then matches before effecting settlement. As well as facilitating securities settlements, the Austraclear New Zealand System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer. As transactions currently processed through the Austraclear New Zealand System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a RTGS basis through the institutions' Austraclear New Zealand System cash account that clears through their respective banks' exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBNZ. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate. The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross. As described in more detail above, under "New Zealand Taxation", interest paid to holders of valid certificates of exemption is not subject to the New Zealand RWT rules. In order for this exemption to apply to the payment of interest on a New Zealand Domestic Note, the New Zealand Registrar must have seen a copy of a certificate of exemption issued to the holder or if the New Zealand Domestic Note is held through a nominee member of the Austraclear New Zealand System, to the nominee. However, the RBNZ will allow a member of the Austraclear New Zealand System that is non-resident in New Zealand and does not hold a certificate of exemption from RWT to hold only New Zealand government securities.

Accordingly, in practice:
(i) a holder of a New Zealand Domestic Note lodged in the Austraclear New Zealand System must provide evidence to the RBNZ that it is the holder of a certificate of exemption from RWT; or
(ii) the holder must hold the New Zealand Domestic Note through a nominee member of the Austraclear New Zealand System that has itself provided that evidence to the RBNZ; or
(iii) (where New Zealand Domestic Note are traded from the Austraclear New Zealand System to either Euroclear or Clearstream, Luxembourg, in which case the New Zealand Domestic Note remains within the Austraclear New Zealand System (see below)). Westpac Nominees - NZ - Limited ("Westpac Nominees"), which acts as agent for Euroclear, and ANZ Nominees Limited ("ANZ Nominees"), which acts as agent for Clearstream, Luxembourg, manages any related interest withholding tax that is legally required in relation to the relevant payment; in this case, each of Euroclear and Clearstream, Luxembourg is responsible for advising to Westpac Nominees or ANZ Nominees, as the case may be, of the tax status of its holder as the beneficial owner of the New Zealand Domestic Note.

Cross-market trading - Austraclear Australian System

The Austraclear Australian System is a participant in the Euroclear System and the Clearstream, Luxembourg (each a "Clearance and Settlement System") and consequential changes to the Austraclear Australia's Rules have been made. The amendments provide for members of the Austraclear Australian System to lodge, take out ("uplift") and record transactions in respect of entitlements to certain bonds, notes, certificates of deposit and commercial paper issued in the Euromarkets ("Eurosecurities"). Members of the Austraclear Australian System will acquire an equitable interest (a "Euroentitlement") in the rights which the Austraclear Australian System acquires to the relevant Eurosecurities. A Euroentitlement will be lodged in the Austraclear Australian System by the member arranging for the transfer of the Eurosecurities to the account of Austraclear Australian System with the relevant Clearance and Settlement System. It will not be possible for members to subscribe for a Eurosecurity through the Austraclear Australian System. Once a Euroentitlement is lodged with the Austraclear Australian System the member can deal with the Euroentitlement in much the same way as other securities lodged with the Austraclear Australian System.

The Austraclear Australian System will establish a separate account in Australia through which it will receive and disburse payments to members who hold Euroentitlements. Payments received by the Austraclear Australian System in respect of Eurosecurities relating to Euroentitlements will be paid by the Austraclear Australian System to the relevant member for value on the same day that payment is made by the issuer of the related Eurosecurities.

Euroentitlements will be able to be uplifted from the Austraclear Australian System by the Austraclear Australian System transferring the related Eurosecurity to the account of another participant in the relevant Clearance and Settlement System.

At present the provisions do not provide for a two-way link. The provisions will only apply to securities issued in the Euromarkets. Accordingly, the new arrangements will not apply to instruments issued in the Australian domestic markets.

Cross-market trading - Austraclear New Zealand System

Westpac Nominees acts in New Zealand as the agent for Euroclear, and ANZ Nominees as the agent for Clearstream, Luxembourg for New Zealand dollar-denominated fixed interest and registered discount securities issued in the New Zealand domestic markets and initially lodged with the Austraclear New Zealand System. Unlike the Austraclear Australian System, the RBNZ is not a participant in Euroclear or Clearstream, Luxembourg. If a security is traded from the Austraclear New Zealand System into Euroclear or Clearstream, Luxembourg, the security is transferred from the account of the relevant member of the Austraclear New Zealand System into the pool account of Euroclear or Clearstream, Luxembourg, as the case may be, within the Austraclear New Zealand System. Legal ownership of the security remains with NZCSD and only the beneficial entitlements to the security changes. That is, the security always remains lodged within the Austraclear New Zealand System and is not "uplifted" into Euroclear or Clearstream, Luxembourg. The relevant participant in Euroclear or Clearstream, Luxembourg acquires an equitable interest in the rights which Euroclear or Clearstream, Luxembourg acquires to the relevant security.

On advice from Euroclear or Clearstream, Luxembourg, Westpac Nominees or ANZ Nominees, as the case may be, enters and settles transactions in the Austraclear New Zealand System with its New Zealand member, then advises Euroclear or Clearstream, Luxembourg electronically via SWIFT. Any payments of funds are cleared by Euroclear's or Clearstream, Luxembourg's New Zealand bank.

At present, the Austraclear New Zealand System does not provide for a two-way link with Euroclear and Clearstream, Luxembourg. The Austraclear New Zealand System enables New Zealand Domestic Notes initially lodged within the Austraclear New Zealand System to be traded to Euroclear and Clearstream, Luxembourg accounts through their respective New Zealand agents. It is not possible at present for New Zealand dollardenominated Eurosecurities initially lodged within Euroclear and/or Clearstream, Luxembourg to be traded into the Austraclear New Zealand System or to be subscribed through the Austraclear New Zealand System.

Summary of provisions relating to Euro Notes while in Global Form

This summary relates to the issue by the Issuer of Notes in bearer form ("Euro Notes") pursuant to the Euro Fiscal Agency Agreement dated 31 October 2001 as amended and restated on 15 October 2002 between the Issuer and the Fiscal Agent and having the benefit of the Deed Of Covenant dated 31 October 2001 executed by the Issuer. All capitalised terms that are not defined in this summary have the meaning given to them in the "Terms and Conditions of the Notes".

1 Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg ("Common Depositary"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount for which it has subscribed and paid. Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

2 Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

3 Payments

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interest in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, have given a like certification (based on the certifications it has received) to the Fiscal Agent. Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

4 Exchange

4.1 Temporary Global Notes

Each Temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Euro Fiscal Agency Agreement for interests in a Permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Bearer Notes.

If:
(a) a Permanent Global Note has not been delivered or its principal amount increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or
(b) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Note has requested exchange of the Temporary Global Note for Definitive Notes; or
(c) a Temporary Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of a Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligations to deliver a Permanent Global Note or increase the principal amount thereof or deliver Definitive Notes, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of
(c) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under a deed of covenant dated 31 October 2001 ("Deed of Covenant") executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.2 Permanent Global Notes

Each Permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes", in part for Definitive Notes:
(a) by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due;
(b) if the relevant Pricing Supplement provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; and
(c) otherwise, (i) if the Permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (ii) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

If:
(a) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Note has duly requested exchange of the Permanent Global Note for Definitive Notes; or
(b) a Permanent Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Permanent Global Note in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights under it (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Deed of Covenant). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

4.3 Partial exchange of Permanent Global Notes

For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such Permanent Global Note will be exchangeable in part on one or more occasions for Definitive Notes (a) if principal in respect of any Notes is not paid when due or (b) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Pricing Supplement) relating to Partly Paid Notes.

4.4 Delivery of Notes

On or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part of it to be exchanged, the Issuer will deliver, or procure the delivery of, a Permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a Temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a Permanent Global Note to reflect such exchange. In this Information Memorandum, "Definitive Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the schedules to the Euro Fiscal Agency Agreement. On exchange in full of each Permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

4.5 Exchange Date

"Exchange Date" means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

5 Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

6 Conditions applicable to Global Notes

Each Global Note contains provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:
(a) Meetings: The holder of a Permanent Global Note shall (unless such Permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, the holder of a Permanent Global Note shall be treated as having one vote in respect of each minimum Denomination of Notes for which such Global Note may be exchanged.
(b) Cancellation: Cancellation of any Note represented by a Permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant Permanent Global Note.
(c) Purchase: Notes represented by a Permanent Global Note may be purchased by the Issuer or any of its Subsidiaries at any time in the open market or otherwise and at any price.
(d) Issuer's call options: Any option of the Issuer provided for in the Conditions of the Notes while such Notes are represented by a Permanent Global Note shall be exercised by the Issuer giving notice to the holders within the time limits set out in and containing the information required by the Conditions, except that the notice is not required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes is required. If any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes are governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).
(e) Investors' put option: Any option of the holders provided for in the Conditions of any Notes while such Notes are represented by a Permanent Global Note may be exercised by the holder of such Permanent Global Note, giving notice to the Principal Paying Agent within the time limits relating to the deposit of Notes with the Principal Paying Agent substantially in the form of the notice available from the Principal Paying Agent or any Paying Agent, except that the notice is not required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting for notation the Permanent Global Note to the Fiscal Agent.

7 Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Information Memorandum, but will be contained in the relevant Pricing Supplement and accordingly in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for any interest in a Permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

Sale and Subscription

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated 31 October 2001 as amended and restated on 15 October 2002 ("Dealer Agreement") between the Issuer, the Arranger and the Dealers, the Notes will be offered by the Issuer to the Dealers. The Notes may be resold at prevailing market prices, or at related prices, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that may be jointly and severally underwritten by two or more Dealers. The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes and to pay the Dealers certain fees and commissions. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States of America

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in the preceding sentence have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes,
(a) as part of their distribution at any time or
(b) otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer shall notify each such Dealer when all such Dealers have so certified), within the United States or to or for the account or benefit of U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the relevant distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to or for the account or benefit of U.S. persons.

Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of Index Linked Interest Notes and Dual Currency Notes is subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers agree as a term of the issue and purchase of such Notes, which additional selling restrictions will be set out in the applicable Pricing Supplement. The Dealers have agreed that they will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented, warranted and agreed that:
(a) No offer to public - listed Notes: with respect to Notes which have a maturity of one year or more and which are to be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 ("FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;
(b) No offer to public - unlisted Notes: with respect to Notes which have a maturity of one year or more and which are not be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of such Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
(c) General compliance: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the any Notes in , from or otherwise involving the United Kingdom; and
(d) Financial promotion: it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan ("Securities and Exchange Law") and, accordingly, each Dealer has agreed that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Federal Republic of Germany

Each Dealer has represented and agreed that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (Wertpapierverkaufsprospktgesetz) of 13 December 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale securities.

The Republic of France

Each of the Dealers has represented and agreed that it will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and that offers and sales of Notes in the Republic of France will be made in accordance with article L. 411-2 the Code Monetaire et financier, as amended and Decree no. 98-880 dated 1 October 1998 relating to offers to a limited number of investors and/or qualified investors.

In addition, each of the Dealers has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Information Memorandum or any other offering material relating to the instruments other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

Switzerland

Each Dealer has agreed that any issue of Notes denominated in Swiss Francs will be in compliance with the guidelines of the Swiss National Bank regarding issues of Swiss Franc denominated debt securities.

Commonwealth of Australia

Each Dealer has acknowledged and agreed that no prospectus or other disclosure document in relation to the Program or the Notes has been or will be lodged with the Australian Securities and Investments Commission. Each Dealer has represented and agreed that, unless the relevant Pricing Supplement provides otherwise, it:
(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and
(b) it has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Notes in Australia, unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 or its equivalent (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, and (ii) such action complies with all applicable laws and regulations.

In addition, each Dealer has represented and agreed that, it will not sell the Notes to any person who is known by such Dealer to be an associate of the Issuer for the purposes of section 128F of the Income Tax Assessment Act 1936 of Australia.

New Zealand

Each Dealer has represented and agreed that:
(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and
(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes, in each case in New Zealand other than:
(i) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or
(ii) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:
(1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the "SFA");
(2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or
(3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the relevant Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Information Memorandum. No action has been taken or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution or making available of the Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes or makes available the Information Memorandum, any other offering material or any Pricing Supplement and the Issuer nor any other Dealer shall have responsibility for them.

With regard to each Tranche, the relevant Dealer(s) will comply with such other additional restrictions as the Issuer and the relevant Dealer(s) agree and are set out in the relevant Pricing Supplement.

Form of Pricing Supplement

Set out below is a proforma pricing supplement which, subject to completion and amendment, will be issued in respect of issues of Notes under the Program. Text in this section appearing in italics does not form part of the form of the Pricing Supplement but denotes directions for completing the Pricing Supplement.

Pricing Supplement dated [ ]
Telstra Corporation Limited
(ABN 33 051 775 556)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the euro 8,000,000,000
Debt Instrument Program

This document constitutes the Pricing Supplement relating to the issue of Notes described in it. Terms used in this Pricing Supplement are deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [ ] 2002. This Pricing Supplement must be read in conjunction with such Information Memorandum.

[In connection with this issue, the Stabilising Manager or any person acting on its behalf may over-allot or effect transactions outside Australia with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Manager or any agent acting on its behalf to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules. Such stabilising activities are not permitted in Australia.]1

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1 Issuer: Telstra Corporation Limited

2 (i) Series Number: [ ]
(ii) Tranche Number: (if fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)][ ]
3 Specified Currency or Currencies: [ ]
4 Aggregate Nominal Amount:
(i) Series: [ ]
(ii) Tranche: [ ]
5 (i) Issue Price: [ ] per cent of the Aggregate Nominal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]
(ii) Net proceeds: [ ] (Required only for listed issues)
6 Specified Denomination(s): [ ] [If the Tranche is to be issued in Australia, note that the denominations can be any value but the purchase price payable by each purchaser must be at least A$500,000 or otherwise be offered in a manner that does not require disclosure under Part 6D.2 of the Corporations Act 2001 of Australia]
1 Applies where a Stabilising Manager is appointed.
7 (i) Issue Date: [ ]
(ii) Interest Commencement Date (if different from the Issue Date): [ ]
8 Maturity Date: [Fixed rate - specify date
Floating rate - specify Interest Payment Date falling in the relevant month and year]
9 Interest Basis: [Fixed Rate]
[Floating Rate]
[Zero Coupon]
[Index Linked Interest]
[specify other]
(further particulars specified below)
10 Redemption/Payment Basis: [Redemption at par]
[Index Linked Redemption]
[Dual Currency]
[Partly Paid]
[Instalment]
[specify other]
11 Change of Interest or Redemption/Payment
Basis: [Specify details of any provision for change of Notes into another interest or redemption/payment basis]
12 Put/Call Options: [Investor Put]
> [Issuer Call]
[(further particulars specified below)]
13 Listing: [London/Australia/other (specify)/None]
14 Method of distribution: [Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15 Fixed Rate Note Provisions [Applicable/Note Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Fixed Rate[(s)] of Interest: [ ] per cent. per annum [payable annually/semiannually/quarterly/monthly] in arrear]
(ii) Interest Payment Date(s): [ ] in each year
(iii) Fixed Coupon Amount[(s)]: [ ] [per Note of [ ] Specified Denomination]
(iv) Fixed Day Count Fraction: [30/360]/[Actual/Actual (ISMA)] specify other/ [If neither of these options applies, given details]
(v) Broken Amount(s): [Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amounts]
(vi) Business Day Convention: [Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other) (unless "No Adjustment" is stated or the ISDA Rate applies) if nothing is specified in relation to Interest Payment Dates, the Modified Following Business Day Convention will apply. Care should be taken to match the maturity date (as well as other key dates) of the Notes with any underlying swap transaction. Since maturity dates do not automatically move with business day convention under ISDA, it may be necessary to specify "No Adjustment" in relation to maturity date of the Notes to disapply the Applicable Business Day Convention]
(vii) Day Count Fraction: [ ]
(viii) Other terms relating to the method of calculating interest for Fixed Rate Notes:
[Not Applicable/give details] (Consider if day count fraction, particular for euro denominated issues, should be on an Actual/Actual (ISMA) basis.)

16 Floating Rate Note Provisions [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate) (i) Period(s)/ Interest Payment Date(s): [ ]
(ii) Business Day Convention: [Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other) (unless "No Adjustment" is stated or the ISDA Rate applies) if nothing is specified in relation to Interest Payment Dates, the Modified Following Business Day Convention will apply. Care should be taken to match the maturity date (as well as other key dates) of the Notes with any underlying swap transaction. Since maturity dates do not automatically move with business day convention under ISDA, it may be necessary to specify "No Adjustment" in relation to maturity date of the Notes to disapply the Applicable Business Day Convention]
(iii) Additional Business Centre(s): [Not Applicable/give details]
(iv) Manner in which the Rate(s) of Interest is/are to be determined:
[Screen Rate Determination/ISDA Determination/
(specify other)]
(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Fiscal Agent]):
[[Name] shall be the Calculation Agent (no need to specify if the Fiscal Agent is to perform this function)]
(vi) Screen Rate Determination:
- Reference Rate: [For example, LIBOR, EURIBOR or BBSW]
- Relevant Screen Page: [For example, Telerate page 3750/248]
- Interest Determination Date(s): [For example, second London business day prior to the start of each Interest Period of LIBOR other than sterling or euro LIBOR, first day of each Interest Period of sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period of EURIBOR or euro LIBOR.]
- Relevant Time: [For example, 11.00am London time/Brussels time]
- Relevant Finance Centre: [For example, London/Euro-zone (where Euro-zone means the region comprised of the countries whose lawful currency is the euro)]
(vii) ISDA Determination:
- Floating Rate Option: [ ]
- Designated Maturity: [ ]
- Reset Date: [ ]
(viii) Margin(s): [+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest: [ ] per cent. per annum
(x) Maximum Rate of Interest: [ ] per cent. per annum
(xi) Day Count Fraction: [ ]
(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:
[Not applicable/give details]

17 Zero Coupon Note Provisions
[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraph of this paragraph)
(i) Accrual Yield: [ ] per cent. per annum
(ii) Reference Price: [ ]
(iii) Any other formula/basis of determining amount payable:
[Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 15.5]

18 Index Linked Interest Note Provisions [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Index/Formula: [Give or annex details]
(ii) Calculation Agent responsible for calculating the interest due: [ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: [ ]
(iv) Specified Period(s)/Specified Interest Payment Dates: [ ]
(v) Business Day Convention: [Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other)]
(vi) Additional Business Centre(s): [ ]
(vii) Minimum Rate of Interest: [ ] per cent. per annum
(viii) Maximum Rate of Interest: [ ] per cent. per annum
(ix) Day Count Fraction: [ ]

19 Dual Currency Note Provisions [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Rate of Exchange/method of calculating Rate of Exchange: [Give details]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due: [ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: [ ]
(iv) Person at whose option Specified Currency(ies) is/are payable: [ ]

PROVISIONS RELATING TO REDEMPTION

20 Issuer Call Option [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Optional Redemption Date(s) (Call): [ ]
(ii) Optional Redemption Amount(s) (Call) and method, if any, of calculation of such amount(s): [ ]
(iii) If redeemable in part:
(a) Minimum Redemption Amount: [ ]
(b) Maximum Redemption Amount: [ ]
(iv) Notice period (if other than as set out in the Conditions): [ ]

21 Investor Put Option [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Optional Redemption Date(s) (Put): [ ]
(ii) Optional Redemption Amount(s) (Put) and method, if any, of calculation of such amount(s):
(iii) Notice period (if other than as set out in the Conditions): [ ]

22 Final Redemption Amount [Nominal Amount/(specify other)/see Appendix]

23 Early Redemption Amount
Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)
[Not Applicable/(if both the Early Redemption Amount (Tax) and the Early Termination Amount are the principal amount of the Notes specify the Early Redemption Amount (Tax) and/or the Early Termination Amount if different from the principal amount of the Notes)]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24 Form of Notes:
[Bearer Notes/Australian Domestic Notes (in registered form)/New Zealand Domestic Notes (in registered form)/[specify other]]
[Interests in a temporary global Note in bearer form are exchangeable for interests in a permanent global Note in bearer form; interests in a permanent global Note in bearer form are exchangeable for definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note.]
[Interests in a temporary global Note in bearer form are exchangeable for definitive Notes in bearer form]

25 Additional Financial Centre(s) or other special provisions relating to Payment Dates:
[Not Applicable/give details. Note that this item relates to the place of payment, and not interest period end dates, to which item 16(iii) relates]

26 Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):
[Yes/No. If yes, give details]

27 Details relating to Partly Paid Notes:
amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:
[Not Applicable/give details] [Attach further provisions as necessary]

28 Details relating to Instalment Notes:
amount of each instalment, date on which each payment is to be made:
[Not Applicable/give details]

29 Notices:
[specify any other means of effective communications]

30 Governing law:
[English law/Australian Capital Territory law/New Zealand law/specify other]

31 Other terms or special conditions:
[Not Applicable/give details]

32 Calculation Agent: [ ]

33 Redenomination, renominalisation and reconventioning provisions:
[Not applicable/The provisions in [Condition 29/ annexed to this Pricing Supplement] apply]

DISTRIBUTION

34 (i) If syndicated, names of Managers: [Not Applicable/give names]
(ii) Stabilising Manager (if any): [Not Applicable/give name]

35 If non-syndicated, name of Dealer: [Not Applicable/give name]

36 Additional selling restrictions: [Not Applicable/give details]

OPERATIONAL INFORMATION

37 ISIN Code: [ ]

38 Common Code: [ ]

39 Austraclear [New Zealand] identification number: [ ]

40 Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):
[Not Applicable/give name(s) and number(s)]

41 Delivery: Delivery [against/free of] payment

42 Additional Payment Agent(s) (if any): [ ]

43 In the case of [Australian/New Zealand] Domestic Notes:
[- [Australian/New Zealand] Registrar:
[ ] of [address]]
[The Note will be eligible for lodgement into the Austraclear [New Zealand] System. Distributions of principal and interest with respect to Notes held through the Austraclear [New Zealand] System will be credited to the cash accounts of members of the Austraclear [New Zealand] System in accordance with the regulations and the operating manual applicable to the Austraclear [New Zealand] System. Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. [In such circumstances, Westpac Custodian Nominees Limited (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the Austraclear System. Austraclear Limited will be inscribed as the Holder of such Notes and will therefore be treated by the Issuer and the Australian Registrar as the absolute owner of such Notes for all purposes.] The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.]

44 Public Offer Test Compliant The Notes [are issued/are not issued] in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

LISTING APPLICATION

This Pricing Supplement comprises the details required for the issue of Notes described in it to be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange plc pursuant to the admission to listing and trading of the euro 8,000,000,000 Debt Issuance Program of Telstra Corporation Limited.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:__________________________.
Duly authorised officer

General Information

Listing

The admission of the Program to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange is expected to take effect on 15 October 2002. Any Tranche of Notes intended to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange will be so admitted to listing and trading upon submission to the UK Listing Authority and the London Stock Exchange of the relevant Pricing Supplement and any other information required by the UK Listing Authority and the London Stock Exchange, subject to the issue of the relevant Notes. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

However, Notes may be issued pursuant to the Program which will not be admitted to listing, trading and/or quotation by the UK Listing Authority or the London Stock Exchange or any other listing authority, stock exchange and/or quotation system or which will be admitted to listing, trading and/or quotation by such listing authority, stock exchange and/or quotation system as the Issuer and the relevant Dealer(s) may agree.

Authorisations

The establishment of the Program was authorised as part of the borrowing Program approved on 19 October 2001. The Issuer has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.

Clearing of the Notes

The Notes (other than Australian Domestic Notes and New Zealand Domestic Notes) have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Series will be specified in the Pricing Supplement relating thereto. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

US selling restrictions

Notes (other than Temporary Global Notes, Australian Domestic Notes and New Zealand Domestic Notes) and any Coupon appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a bearer Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such bearer Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

Settlement arrangements

Settlement arrangements will be agreed between the Issuer, the relevant Dealer and the Fiscal Agent (if relevant) in relation to each Tranche of Notes.

Legal proceedings

There are no legal, arbitration or administrative proceedings against or affecting the Issuer or any of its subsidiaries (and, so far as the Issuer is aware, no such proceedings are pending or threatened) that have or may have or have had during the twelve months prior to the date of this document, a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Financial information and accounts

Since 30 June 2002, the last day of the financial period for which the most recent audited financial statements of the Issuer have been prepared, there has, with the exception of disclosures made in the Information Memorandum, been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole.

Independent public auditors have audited the Issuer's financial statements for the three fiscal years ended 30 June 2002 and unqualified opinions have been received. While the auditor for Australian financial reporting purposes was the Australian National Audit Office for the three year period ending on 30 June 2002, the auditor for filings outside Australia has been Ernst & Young for fiscal years 2002, 2001 and 2000.

Program documents

For so long as the Program remains in effect or any Notes shall be outstanding, copies of the following documents may be inspected during normal business hours at the specified office of the Fiscal Agent, the Paying Agent, the Australian Registrar and from the principal office of the Issuer, namely:
(a) the constitution of the Issuer;
(b) the current listing particulars and any supplementary listing particulars in relation to the Program, together with any amendments;
(c) the Deed of Covenant;
(d) the Euro Fiscal Agency Agreement;
(e) the Dealership Agreement;
(f) the Australian Registry Services Agreement;
(g) the New Zealand Registry Services Agreement;
(h) the Australian Note Deed Poll;
(i) the New Zealand Note Deed Poll;
(j) the most recent accounts and consolidated accounts of the Issuer beginning with the accounts for the years ended 30 June 2001 and 30 June 2002 together with any unaudited interim consolidated accounts of the Issuer beginning with the 31 December 2001 consolidated accounts; and
(k) any Pricing Supplement relating to Notes which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system. (In the case of any Notes which are not admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system, copies of the relevant Pricing Supplement will only be available for inspection by a Noteholder (including, for this purpose, any person holding an interest in a Global Note) in respect of such Note).

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC4Y 5AJ

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Commonwealth Bank of Australia
Level 12
385 Bourke Street
Melbourne Victoria 3000

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC4Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA

Royal Bank of Canada Europe Limited
71-71A Queen Victoria Street
London EC4V 4DE

UBS AG, acting through its business group
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Westpac Banking Corporation
60 Martin Place
Sydney NSW 2000

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020

AUTHORISED ADVISOR

J.P. Morgan Securities Ltd.
125 London Wall
London EC4Y 5AJ

LEGAL ADVISERS

to the Issuer as to Australian law
Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Victoria 3000

to the Dealers as to English law
Clifford Chance
200 Aldersgate Street
London EC1A 4JJ

to the Issuer as to New Zealand law
Bell Gully
IBM Centre
171 Featherson Street
Wellington

Telstra Corporation Limited

'02/03 First Quarter
Market Update

Steady First Quarter Result

Overview

Underlying (1) Sales Revenue for the three months ending 30 September 2002, increased 1.1% (2) to $4.9 billion, driven by growth in our new data services, the mobiles business, fixed to mobiles services and Sensis (Directory services) revenues.

Underlying Revenue increased 0.1% to $4.9 billion.

Reported Sales Revenue increased 3.7% to $5.0 billion, assisted by the inclusion of TelstraClear revenues in '02/03 only.

Reported Total Revenue which includes asset sales increased 15.3% to $5.7 billion, assisted by the sale of a number of commercial properties in August 2002.

The following commentary relates to the underlying revenues which management believe best reflect operating trends.

Basic Access, Local Calls, National Long Distance, and Fixed to Mobile and International Services

  Basic Access revenues grew 10.8% to $728 million, reflecting the continuation of access price rebalancing. The increases in our basic access fees have generally been offset by lower local call charges and some capped long distance calls. Local call revenue declined 8.1% to $477 million as a result of price rebalancing and lower call volumes and the impact of internet, data and mobiles substitution.
  National long distance revenue declined 7.5% to $272 million, from price rebalancing despite volumes marginally increasing driven by the price reductions.
  Fixed to Mobiles revenue continues to grow strongly, up 7.5% to $371 million with volumes increasing 8.1% due to continued growth in the total mobiles market.
  International services revenue has declined 10.2% to $97 million reflecting the continued competitive price pressure on calls with a 2.9% decline in international outgoing minutes.
  PSTN products subject to price rebalancing were up 1.1% to $1,945 million.

Mobiles

  Mobile revenues grew by 5.7% for the quarter.
  Mobile Services revenue grew by 2.9% to $817 million, driven by continued growth in wireless data revenues, up 47.9% with SMS volumes up 26.5%. Mobile Services in Operation (SIO's) grew 8.7% to 5.9 million with CDMA SIO's growing strongly, up 29% to 637,000. These numbers are net of 249,000 prepaid SIO's which were deactivated in the first quarter of 02/03, because the recharge period had expired.
  Telstra originating SMS volumes were in excess of 100 million messages for the month of September which was a record.
  Despite a 6.8% increase in minutes, the Mobile Services revenue growth rate has slowed since June 2002 due to a range of factors:
    the change in the mobiles business model replacing handset subsidies with the introduction of loyalty bonuses which reduced the revenue line by $13 million; and
    the increasing proportion of prepaid customers with 91% of first quarter net SIO growth being prepaid services.
  Mobile handset revenue has increased primarily as a result of the move away from handset subsidies.

Data and Internet

  Demand for new generation products and services remains strong with revenues up 27.6% to $296 million. This has been driven by Internet and ISP revenues with Broadband subscribers up 120% to 205,000 and Narrowband subscribers up 15.4% to 1.1 million;
  Whilst Traditional data revenues declined 7.5% to $520 million they have been stable at this new level for the past 3 quarters.
  Total data and internet continues to grow, up 2.8% to $816 million. Revenues have grown now for two consecutive quarters.

Sensis - Directory Services (e.g. Yellow Pages TM, White Pages TM)

Directories revenue increased 12.7% to $177 million driven by growth in online products, particularly YPOL (Yellow Pages TM online) and White Pages TM metro books which enjoyed growth due to a more focussed marketing campaign. New revenue was also generated by the acquisition of CitySearch.

Intercarrier Services

Intercarrier Services reversed the trend of recent quarters and increased 7.6% to $299 million driven mostly by growth in mobiles, SMS, interconnect International voice refile traffic and CDMA roaming volumes. PSTN/ISDN originating/terminating volumes also continue to grow with prices relatively stable in the quarter.

Inbound Calling Products (e.g. Freecall 1800, Priority 13/1300)

Inbound revenue declined 28.3% to $71 million as a result of customer loss and continuing competitive pricing following the introduction of Inbound Number Portability from November 2000.

Hong Kong Mobiles (CSL)

As with Telstra Mobiles, CSL is successfully managing for profitability and cash flows. Australian dollar revenues have declined 17.0% to $244 million reflecting reductions in handset sales, SIO's and ARPU's. Movement in the exchange rates contributed approximately $20 million to the revenue decline, but this is currently largely offset by favourable exchange rate movements across the Telstra Group.

Other Revenue

The decline in other revenue is driven by the recognition of Government tender revenues according to the achievement of contract milestones. In the first quarter of '01/02 two contract milestones were achieved and revenues recognised. In the first quarter of '02/03 there were no scheduled milestones for which revenues could be recognised.

Outlook

  There is no change to the previous Full Year guidance which foreshadowed subdued trading trends.
  Domestic Operating Capital expenditure is tracking below the levels for the same period last year with guidance on expenditure remaining around $3.5 billion.
  The company continues to generate strong free cash flow from cost control, capital management and the change in the mobile business model.
  Telstra's service levels remain high across Australia for our Urban, Rural and Remote customers and continue to improve as evident in the recent Australian Communications Authority report for the June 2002 quarter.

Market Update
for three months ending 30 September 2002

	Sep 2002 Reported	Sep 2002 Underlying(1)	Sep 2001 Reported	Sep 2001 Underlying(1)	Growth(2) Reported	Growth(2) Underlying(1)
Revenue
PSTN re-balanced products
Basic access	728	728	657	657	10.8%	10.8%
Local Calls	477	477	519	519	(8.1%)	(8.1%)
National long distance	272	272	294	294	(7.5%)	(7.5%)
Fixed to mobile	371	371	345	345	7.5%	7.5%
International telephone services	97	97	108	108	(10.2%)	(10.2%)
Total PSTN re-balanced products	1,945	1,945	1,923	1,923	1.1%	1.1%
Mobiles
Mobile services	817	817	794	794	2.9%	2.9%
Mobile handsets	69	69	44	44	56.8%	56.8%
Total Mobiles	886	886	838	838	5.7%	5.7%
Data and internet services
New Generation	296	296	232	232	27.6%	27.6%
Traditional	520	520	562	562	(7.5%)	(7.5%)
Total Data and internet services	816	816	794	794	2.8%	2.8%
Directory services	177	177	157	157	12.7%	12.7%
Customer premise equipment	54	54	52	52	3.8%	3.8%
Intercarrier services	299	299	278	278	7.6%	7.6%
Inbound calling products	71	71	99	99	(28.3%)	(28.3%)
Solutions management	87	87	77	77	13.0%	13.0%
Hong Kong Mobiles (CSL)(3)	244	244	294	294	(17.0%)	(17.0%)
TelstraClear	138	0	0	0
Various controlled entities - Other	87	87	120	109	(27.5%)	(20.2%)
Other sales and service	202	202	194	194	4.1%	4.1%
Sales revenue	5,006	4,868	4,826	4,815	3.7%	1.1%
Other revenue	712	54	132	100	439.4%	(46.0%)
Total revenue	5,718	4,922	4,958	4,915	15.3%	0.1%

Selected statistical data
Local calls (number of calls)	2,663	2,758	(3.4%)
National long distance minutes	2,290	2,214	8.1%
Fixed to mobile minutes	970	897	8.1%
Inbound calling minutes	709	937	(24.3%)
International outgoing minutes	199	205	(2.9%)
Mobile telephone minutes	1,518	1,422	6.8%
Network and Operations Data
Basic access lines in service (millions)	9.99	10.04	(0.5%)
ISDN access (basic lines equivalents) (thousands)	1,225	1,242	(1.4%)
Mobile services in operation (thousands) (4)	5,884	5,414	8.7%
Narrowband subscribers (thousands)	1,144	991	15.4%
Broadband subscribers (thousands)	205	93	120.4%
On-line subscribers (thousands)	1,349	1,084	24.4%
Broadband ADSL self install rate	54%

	4th QTR Underlying(1)	Growth(2)	1st QTR Underlying(1)	QTR PCP Growth(2)
	Jun-02	Jun-02	Sep-02	Sep-02
Revenue
PSTN re-balanced products
Basic access	709	15.1%	728	10.8%
Local Calls	464	-9.2%	477	-8.1%
National long distance	285	-5.6%	272	-7.5%
Fixed to mobile	358	9.5%	371	7.5%
International telephone services	97	-7.6%	97	-10.2%
Total PSTN re-balanced products	1,913	2.8%	1,945	1.1%
Mobiles
Mobile services	825	8.7%	817	2.9%
Mobile handsets	60	17.6%	69	56.8%
Total Mobiles	885	9.3%	886	5.7%
Data and internet services
New Generation	295	26.2%	296	27.6%
Traditional	508	-5.4%	520	-7.5%
Total Data and internet services	803	4.2%	816	20.1%
Directory services	267	9.9%	177	12.7%
Customer premise equipment	56	-12.5%	54	3.8%
Intercarrier services	280	-9.7%	299	7.6%
Inbound calling products	69	-24.2%	71	-28.3%
Solutions management	113	32.9%	87	13.0%
Hong Kong Mobiles (CSL)	N/A	N/A	244	-17.0%
TelstraClear	N/A	N/A	N/A	N/A
Various controlled entities - Other	229	0.0%	87	-20.2%
Other sales and service	91	33.8%	202	4.1%
Sales Revenue	4,706	3.8%	4,868	1.1%
Other revenue	85	7.6%	54	-46.0%
Total Revenue	4,791	3.9%	4,922	0.1%

Selected statistical data
Local calls (number of calls)	2,657	-3.6%	2,663	-3.4%
National long distance minutes	2,250	3.7%	2,290	3.4%
Fixed to mobile minutes	939	12.6%	970	8.1%
Inbound calling minutes	782	-17.9%	937	-24.3%
International outgoing minutes	197	4.8%	199	-2.9%
Mobile telephone minutes	1,455	11.3%	1,518	6.8%
Network and operations data
Basic access lines in service (millions)	10.01	-0.5%	9.99	-0.5%
ISDN access (basic lines equivalents) (thousands)	1,268	2.7%	1,225	-1.4%
Mobile services in operation (thousands) (4)	5,942	14.8%	5,884	8.7%
Narrowband subscribers (thousands)	1,108	24.5%	1,144	15.4%
Broadband subscribers (thousands)	168	115.4%	205	120.4%
On-line subscribers (thousands)	1,276	31.8%	1,349	24.4%

(1) Underlying numbers exclude TelstraClear, KeyCorp and asset sales.
(2) All percentages relate to growth on prior corresponding period.
(3) Hong Kong Mobiles (CSL) first quarter revenue '02/03 included foreign exchange deterioration of approximately A$20 million.
(4) Mobile Services in Operation (SIO's) are net of 249,000 prepaid customers deactivated during the first quarter '02/03.

For enquires on this announcement contact:

David Moffatt
Chief Financial Officer
Telstra Corporation Limited

Wayne Treeby
General Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

PRIVATE AND CONFIDENTIAL

Securities Registration Statement

Telstra Corporation Limited

(0266)

Form 7

SECURITIES REGISTRATION STATEMENT

To: Director of Kanto Local Finance Bureau

Date of filing: 11 October 2002
Date of filing of 1st amendment to SRS: 18 October 2002
Date of filing of 2nd amendment to SRS: 22 October 2002
Date of filing of 3rd amendment to SRS: 24 October 2002

Corporate Name:	Telstra Corporation Limited
Title and Name of Representative:	Dr. Zygmunt (Ziggy) Switkowski Chief Executive Officer and Managing Director
Location of the Registered Office:	242 Exhibition Street, Melbourne, Victoria 3000 Commonwealth of Australia
Name of the Attorney-in-Fact:	Ryu Umezu Attorney-at-Law
Signature of the Attorney-in-Fact:	/s/Ryu Umezu
Address or Location of the Attorney-in-Fact:	Anderson Mori Izumi Garden Tower 6-1, Roppongi 1-Chome Minato-ku, Tokyo Telephone: (03)6888-1000
Liaison Contact:	Shinji Nakamura
Place to Contact:	Same as above
Offering to be Registered hereunder:
Kind of Securities to be offered for Sale Amount of Offer	Australian Dollar Notes A$250 million (approximately JPY16,275 million) (Note)
(Note) The yen amount is calculated based on the TTM in Tokyo on 30 August, 2002 quoted by The Bank of Tokyo-Mitsubishi, Ltd. (A$1=JPY65.10).
Stabilization N/A
Place(s) at which copies of the Securities Registration Statement is Offered for Public Inspection N/A
(This document in Japanese consists of ___ sheets including this cover sheet.)

Notes:

  In this document, unless otherwise noted, the following terms shall have the meanings set forth below:
    "Issuer" Telstra Corporation Limited (ABN 33 051 775 556)
    "We", "the Company" or "Telstra" Unless the context otherwise indicates, Telstra Corporation Limited and its controlled entities as a whole
    "Notes" Notes to be offered by the Company hereunder
    "Noteholders" Holders of the Notes or, as the case may be, of the Interest Coupons.
    "Share" Ordinary share of Telstra Corporation Limited,
    "Commonwealth" The Commonwealth of Australia
  Unless otherwise noted, references to "Australian dollar" and "A$" in this document refer to the lawful currency of the Commonwealth of Australia. For the convenience of Japanese readers, conversion into Japanese yen has been made, unless otherwise stated, as the exchange rate of A$1=JPY65.10 being the mean of the Telegraphic Transfer Spot Selling and Buying Exchange Rates visa-vis customers in Tokyo on 30 August, 2002 quoted by The Bank of Tokyo-Mitsubishi, Ltd.
  The fiscal year of Telstra ends on June 30. The fiscal year ended June 30, 2002 is referred to in this document as "fiscal 2002", and other fiscal years are referred to in a similar manner.
  Where figures in tables in this document have been rounded; the totals may not necessarily agree with the sum of the figures.

Part I: Information On The Securities

I. Terms Of Public Offering For Secondary Distribution
I-1. Notes to be Offered for Secondary Distribution
Name:	Australian Dollar Fixed Rate Notes due 13 November 2007 ("Notes")
Aggregate Principal Amount:	A$ 250 million (approximately JPY16,275 million)
Aggregate Sale Amount:	A$ 250 million (approximately JPY16,275 million)
Name and Address of the holder of the Notes to be Offered and Aggregate Principal Amount Held by Each Holder:	Daiwa Securities SMBC Co. Ltd. 3-5, Yaesu 1-chome, Chuo-ku, Tokyo (the "Seller")
Registered / Bearer: Interest Rate: Redemption Date: Interest Payment Date:	Bearer 5.93% per annum 13 November, 2007 13 May and 13 November in each year
Others:	The Program under which the Notes are to be issued is rated AA-/A-1+ by Standard and Poors Ratings Services on October 21 2002. The Notes to be issued is rated Aa3 by Moody's Investors Services on October 17 2002 and AA- by Fitch on October 18 2002. The other primary terms of the Notes are described under Other Primary Terms and Conditions of the Notes below.

Notes:
(1) The Notes will not be listed on any stock exchange.

I-2. Conditions of Offering
Sale Price:	At 100% of the principal amount
Offer Period:	From 28 October 2002 to 12 November 2002
Sale:	A$1,000
Deposit for Sale:	None
Place for Sale:	Head and Branch Offices of the Secondary Distribution Handling Agent (as defined below)
Name and Address of the Secondary Distribution Handling Agent:	Daiwa Securities Co., Ltd. 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo (the "Secondary Distribution Handling Agent")
Contents of Agreement with the Secondary Distribution Handling Agent

Secondary Distribution Handling Agent" is commissioned by the Seller for secondary distribution.

The commission for selling the Notes are 1 % of the principal amount of the Notes sold.

Other primary terms and conditions are as follow. TBD terms are scheduled to be determined around late October, 2002.

Others:	The Notes will be issued on 13 November, 2002 and will be delivered to investors on 14 November, 2002.

Notes:

(1) Purchase and payments of the Notes will be made pursuant to a Foreign Securities Transaction Account Agreement to be entered into between purchasers of the Notes and the Secondary Distribution Handling Agent. Purchasers who have not entered into such agreement must enter into the same. In the case of the purchase of securities by a Foreign Securities Transaction Account, the certificate for the Notes will not be delivered pursuant to the Foreign Securities Transaction Account Agreement.

(2) Daiwa Securities SMBC Co. Ltd. as the Seller will purchase the Notes to be issued by Telstra at euro market from Daiwa Securities SMBC Hong Kong Limited.

Other Primary Terms and Conditions of the Notes (hereinafter "Terms and Conditions)

Notes to be Offered for Secondary Distribution above, the following is a summary of the primary terms and conditions of the Notes which are applicable to the Notes to be distributed:

The Notes will be issued under the euro 8,000,000,000 Debt Issuance Program established under the Euro Fiscal Agency Agreement dated October 31, 2001 as amended and restated on 15 October 2002 (as amended or replaced from time to time, the "Agency Agreement") and made between, among others, Telstra Corporation Limited (the Issuer) as an Issuer, Deutsche Bank AG London as a fiscal agent and a principal paying agent (the "Euro Fiscal Agent" and "Principal Paying Agent") and Deutsche Bank Luxembourg S.A. as a paying agent (the "Paying Agent").

Form

Bearer Notes

The Notes are issued in bearer form ("Bearer Notes").

Definitive Bearer Notes

Definitive Bearer Notes are serially numbered and are issued with Coupons attached.

Global Notes

Global Notes do not have Coupons attached on issue.

Exchange of Bearer Notes and Registered Notes not permitted

The Notes may not be exchanged for Registered Notes.

Denomination

The Notes are issued in A$1,000 denomination and may not be exchanged for those of another denomination.

Currency

The Notes are denominated in A$.

Status

Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Section "Negative Pledge") unsecured obligations of the Issuer.

Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

Negative pledge

So long as the Notes remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:

  (a) Relevant Indebtedness; or
  (b) guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:
    (i) at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or
    (ii) granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes as may be approved by an Extraordinary Resolution of the Noteholders.

Associated definitions

In the immediate preceding section "Negative Pledge":

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

Title

Bearer Notes

Title to the Notes and Coupons passes by delivery.

Recognition of interests

Subject to the following section "Global Notes" and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Note or Coupon as the absolute owner of the Note or Coupon.

This section applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

Global Notes

For so long as a Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:
(a) for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and
(b) for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.

Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes except in the case of manifest error.

Interest

Payment of Interest

Each Note bears interest on its principal amount from (and including) 13 November 2002 to the Maturity Date at 5.93% per annum (the "Interest Rate"). Interest is payable semi-annually in arrears on 13 May and 13 November each year ("Interest Payment Date"), with respect to the period from (and including) the previous Interest Payment Date (or from and including 13 November 2002 with respect to payment of interest on 13 May 2003) to and excluding the Interest payment Date subject as provided in section "Payment on business days" below.

Calculation of interest payable

The amount of interest payable in respect of each Note for any Interest Period is calculated by applying the Interest Rate to the principal amount of the Notes, based on the number of days in the calculation period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

General provisions applicable to interest

Late payment of Notes

Interest ceases to accrue as from the Maturity Date (as defined in section "Redemption") unless upon due presentation for payment of the principal is not made, in which case interest continues to accrue on it (both before and after any demand or judgement) at the Interest Rate to the principal amount of the Note until the date whichever is the earlier of:
(a) the date on which the relevant payment is made to the relevant Noteholder;
(b) the seventh day after the date on which the relevant Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).

Rounding

For the purposes of any calculations required under these Terms and Conditions, all amounts that are due and payable must be rounded to the nearest two decimal places in Australia Dollar, until 0.005 being rounded upwards.

Redemption

Scheduled redemption

Each Note is redeemable by the Issuer on 13 November, 2007 (the "Maturity Date") at its principal amount unless:
(a) the Note has been previously redeemed; or
(b) the Note has been purchased and cancelled.

Early redemption for taxation reasons

The Issuer may redeem the Notes in whole (but not in part) before the Maturity Date at their principal amount and interest (if any) accrued if the Issuer is required under section "Withholding Tax" to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:
(a) if the Issuer has given at least 30 days' (and no more than 60 days') notice to the Principal Paying Agent and the Noteholders (which notice is irrevocable); and
(b) if before the Issuer gives the notice under paragraph (a), the Principal Paying Agent has received:
(i) a certificate signed by two authorised officers of the Issuer; and
(ii) an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under section "Withholding Tax" to increase the amount of the next payment due in respect of the Notes; and
(c) no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due.

Effect of notice of redemption

Any notice of redemption given under this section "Redemption" is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

Cancellation

All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under section "Purchase" (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.

Payments

Method of payment

Except to the extent these Terms and Conditions provide otherwise, payments with respect to the Notes will be made by credit or transfer to an account in A$ maintained by the payee with, or, at the option of the payee, by a cheque in A$ drawn on, a bank in Melbourne.

Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of section "Taxation" below.

Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.

Payments in respect of Definitive Bearer Notes

Presentation of Definitive Bearer Notes and Coupons

Payments of:

(a) principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note; and
(b) interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon.

Each Definitive Bearer Note and Coupon which is required to be presented under these Terms and Conditions must be presented at the Specified Office of any Paying Agent outside the United States.

Unmatured Coupons

The Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them.

If any unmatured Coupons are not presented for payment in accordance with this section:

(a) the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and

(b) each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under section "Time limit for claims") or, if later, five years from the date on which that Coupon would otherwise have become due.

Payments in respect of Global Notes

Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:

(a) against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and

(b) otherwise in the manner specified in the relevant Global Note.

Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is prima facie evidence that the payment in question has been made.

Holder of Global Note entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:

(a) the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and

(b) each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for that person's share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.

Taxation

No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law.

Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:

(a) the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b) subject to section "Withholding tax exemptions" below, if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph(b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.

Withholding tax exemptions

Sub-paragraph (b) of the immediate preceding section will not apply in relation to any payments in respect of any Note:

(a) to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories other than:
(i) the mere holding of such Note; or
(ii) receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or
(b) more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Sub-paragraph (b) of the immediate preceding section on presenting the same, or making demand, for payment on the last day of the period of 30 days; or
(c) on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or
(d) on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where the relevant Note is presented for payment; or
(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or
(f) which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU.

Time limit for claims

Time limit

A claim against the Issuer for a payment under a Note or Coupon is void unless presented for payment within 10 years (in the case of principal) and 5 years (in the case of interest) from the Relevant Date.

Events of Default

Event of Default

An Event of Default occurs in relation to the Notes if:

(a) (payment default) the Issuer does not pay any amount in respect of the Notes within five Business Days of the due date for payment; or
(b) (other default) the Issuer does not comply with its other obligations under or in respect of the Notes and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or
(c) (cross default) any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:
(i) its due date; or
(ii) the end of any applicable period of grace,
whichever is the later; or
(d)(representation or warranty) a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or
(e) (insolvency) an Insolvency Event occurs in respect of the Issuer; or
(f) (administration) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or
(g) (obligations unenforceable) any of the Notes, the Deed of Covenant, the Australian Note Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.

Associated definition

In the immediate preceding section "Events of Default":

Insolvency Event" means the happening of any of these events:
(a) except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or
(b) the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or
(c) the Issuer is or states that it is unable to pay its debts when they fall due; or
(d) execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.

Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes, a Noteholder may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its principal amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.

Agents

Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

Appointment and replacement of Agents

The initial Paying Agents and their initial Specified Offices are listed below. Subject to section "Required Agents" the Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent and additional or successor paying agents.
Principal Paying Agent
Deutsche Bank AG London
Winchester House 1 Great Winchester Street London EC2N 2DB

Paying Agent
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer, L-1115 Luxembourg

Required Agents

The Issuer shall:

(a) at all times maintain a Euro Fiscal Agent;
(b) if the conclusion of the ECOFIN Council meeting of 26-27 November 2000 are implemented, maintain a Paying Agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any EU Directive on the taxation savings implementing such conclusions or any law implementing or complying with, or introduced to confirm to, such EU Directive.

Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Euro Fiscal Agent, subject to all applicable laws, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

Meetings of Noteholders

Meetings provisions

The Meetings Provisions contain provisions for convening meetings of the Noteholders to consider any matter affecting their interest, including the modification of these Terms and Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders is binding on all Noteholders, whether or not they are present at the meeting, and on all Couponholders relating to the Notes.

Variation

Variation of Notes and Conditions

The Notes, these Terms and Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:

(a) it is of a formal, minor or technical nature; or
(b) it is made to correct a manifest error; or
(c) it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

Notice

Notice of any amendment or variation of the Notes, these Terms and Conditions or any Program Document shall promptly be given to the Noteholders.

Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

Notices to Noteholders

Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and it may be given in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe or in the case of Notes represented by a Temporary Global Note or Permanent Global Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes.

When effective

A notice given in accordance with the immediate preceding section "Form" will be taken to be duly given:

(a) in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or
(b) in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery.

Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

Governing law and jurisdiction

Governing law

The Notes are governed by, and shall be construed in accordance with, English law

Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the English courts have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the English courts being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

Process agent - England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer's behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

Non-exclusivity

The submission to the jurisdiction of the courts of England does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

Interpretation

Definitions

In these Terms and Conditions the following expressions have the following meanings:

A$ means the lawful currency of Australia.

Agency Agreement means the Euro Fiscal Agency Agreement.

Agent means the Euro Fiscal Agent, each Paying Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Australian Note Deed Poll means the deed poll in relation to Australian medium term registered debt obligations executed by the Issuer on 31 October 2001 as amended and restated on 15 October 2002.

Business Day means a day on which commercial banks and foreign exchange markets settle payments and are open for general business in Melbourne.

Clearing System means Euroclear, and Clearstream, Luxembourg.

Clearstream, Luxembourg means Clearstream Banking, societe anonyme.

Common Depositary means, in relation to the Notes, the common depositary for Euroclear and Clearstream, Luxembourg.

Corporations Act means the Corporations Act 2001 of Australia.

Coupon means a bearer interest coupon appertaining to a Definitive Note in or substantially in the form set out in the Euro Fiscal Agency Agreement.

Couponholders means the holders of the Coupons.

Deed of Covenant means the deed so entitled executed by the Issuer on 31 October 2001.

Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons attached on issue in definitive form.

Directive means:
(a) a law; or
(b) a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

EU means the European Union.

Euro Fiscal Agency Agreement means the agreement so entitled dated 31 October 2001 as amended and restated on 15 October 2002, between the Issuer and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.

Euro Fiscal Agent means Deutsche Bank AG London.

Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Event of Default means an event so described in section "Events of Default" 15.

Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.

Global Note means a Temporary Global Note or, as the context may require, a Permanent Global Note.

Issue Date means 13 November, 2002.

Issuer means Telstra Corporation Limited (ABN 33 051 775 556)

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement.

New Zealand Note Deed Poll means the deed poll in relation to New Zealand medium term registered debt obligations executed by the Issuer on 15 October 2002.

Noteholder means, in respect of a Note:
(a) the bearer for the time being of an outstanding Bearer Note or Coupon; or
(b) for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or the Common Depositary, as the case may be.

Outstanding means in relation to the Notes, all of the Notes other than:
(a) Notes which have been redeemed or satisfied in full by the Issuer; or
(b) Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or
(c) Notes which have been purchased or cancelled in accordance with section "Cancellation"; or
(d) Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of section "Time limit for claims";
(e) those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under section "Replacement of lost or damaged Notes and Coupons"; or
(f) any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Terms and Conditions or any relevant Program Document.

Paying Agent means, in relation to any Note, Deutsche Bank AG London as the Principal Paying Agent and Deutsche Bank Luxembourg S.A.

Payment Business Day means any day which is:
(i) a day on which banks in [London, Melbourne and Sydney] are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and
(ii) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in [London, Melbourne and Sydney].

Permanent Global Note means a Global Note in permanent global form representing Bearer Notes in or substantially in the form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.

Principal Paying Agent means, in relation to any Notes, Deutsche Bank AG London.

Program means the program for the issuance of notes established by the Issuer.

Program Documents means Agency Agreement and any other agreement, deed or document defined as such and which the Issuer acknowledges in writing from time to time to be a Program Document.

Relevant Date means, in relation to any payment, whichever is the later of:
(a) the date on which the payment in question first becomes due; and
(b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.

Specified Office means, in relation to a person, the office specified in section "Appointment and replacement of Agents".

Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).

Temporary Global Note means a Global Note in temporary global form representing Bearer Notes, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement.

SPECIAL MATTERS RELATING TO STATE OF BUSINESS

["Risk Factor" of "Key Information" (pages 10-16 of F20)]

[Rider A for update in order to reflect the Telecommunications Competition Bill 2002]

III. Other Matters

On the cover page of the prospectus produced in connection with the offering of the Notes (the "Prospectus"), the logo of the Issuer and the name of the Issuer, the Seller and the Secondary Distribution Handling Agent will be printed.

On the back of the cover page of the Prospectus, the following language will appear:

Redemption of the principal amount of the Notes will be made in Australian dollars and therefore investors will have a foreign exchange rate risk.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in the preceding sentence have the meanings given to them by Regulation S under the Securities Act.

PART II: CORPORATE INFORMATION

["Glossary" of the Annual Report (p. 321 -p. 323) follows.]

I. AN OUTLINE OF THE LEGAL AND OTHER SYSTEMS OF THE COMPANY'S COUNTRY OF INCORPORATION

I-1 An Outline of the Corporate System

I-1-(1) Corporate System of the Country or Political Sub-Division Thereof to Which the Company Belongs

The Company is governed by the Corporations Act 2001 ("Corporations Act"), which is a law of the Commonwealth of Australia. The Corporations Act is administered by the Australian Securities and Investments Commission (ASIC). Documents may be lodged in any State or Territory of Australia, at an ASIC office. The Company is incorporated in the Commonwealth of Australia and registered in the Australian Capital Territory.

The following provides a brief summary of the principal provisions of the Corporations Act applicable to the Company as a listed public company regulated by the Corporations Act.

To register a company, a person must lodge an application with ASIC. A company begins to exist as a legal entity once ASIC has received this application and has issued a Certificate of Registration.

The Constitution

A company may choose to have a Constitution which will be its basic constitutive document and which, together with the Corporations Act, contains the rules for its internal management and control. If a company chooses not to have a Constitution, its internal management and control will be governed solely by the Corporations Act.

In the case of companies registered before 1 July 1998, including the Company, their Memorandum of Association and Articles of Association immediately before 1 July 1998 are taken to make up their Constitution from that date.

The Constitution may contain any provision, not inconsistent with law, relating to the business of the company, the conduct of its affairs and its rights and powers and the rights and powers of its shareholders, Directors and other officers. The Constitution may be amended only by a resolution passed by a majority of not less than three-quarters of the shareholders of the company present or represented by proxies and voting at a shareholders' meeting of which not less than 28 days notice has been given to shareholders.

The Constitution will normally contain provisions with respect to the following matters:

the rights and liabilities attaching to shares in the company, including their registration and transfer;

voting at and conduct of shareholders' meetings including matters such as a quorum and the appointment of the chairman;

the Directors, including their number, their powers and duties, the procedures for their appointment and removal and the conduct of their proceedings;

the declaration and payment of dividends;

the keeping of accounts and the submission of certain corporate statements to meetings of shareholders;

procedures for giving notices to shareholders; and

distribution of assets upon the winding up of the company.

Shareholders

Under the Corporations Act, there must be at least one shareholders' meeting held each year, called the Annual General Meeting. In addition, the Directors, and the holders of a certain proportion of the shares, may call other shareholders' meetings, known as extraordinary general meetings. The usual function of an Annual General Meeting is to elect Directors, to fix their maximum remuneration and to consider the financial statements and reports.

The voting rights attaching to a company's shares are set out in its Constitution, together with the manner in which those rights may be exercised at shareholders' meetings.

Shareholders entitled to attend and to vote at a shareholders' meeting may be represented at a meeting by a proxy, attorney or representative who need not be a member of the Company.

Resolutions of a shareholders' meeting are normally adopted by an ordinary resolution, i.e. by a simple majority of more than half of the shareholders present or represented by proxies, attorneys or representatives and voting at the meeting whether in person or by proxy, attorney or representative. However, some matters (such as the amendment of the Constitution) are required by the Corporations Act or by the Constitution to be passed by a special resolution i.e. by a majority of 75 per cent or more of the shareholders present or represented by proxies, attorneys or representatives and who vote on the resolution.

Section 672A Notices - The ASIC may of its own volition, and must upon request by a Company shareholder, or the Company may of its own volition, initiate a process of sending out notices to a shareholder shown on the Company's register of members asking for details of the shareholder's interest in the shares and of the interest of all other persons who have an interest in any shares held by that shareholder and then in turn sending notices to those persons who are disclosed in responses received from persons to whom notices have been given. This process may continue indefinitely until at the end of the chain of shareholdings the ultimate beneficial shareholder is disclosed.

Section 672A Notices may be given to shareholders or to persons with an interest in shares who are outside Australia. The recipient of a Section 672A Notice is bound by law to comply with the notice within 2 business days, unless the recipient applies for and obtains a certificate from ASIC modifying the obligation to disclose. A person who does not disclose correct details in response to a Section 672A Notice may be liable to pay damages to any person who suffers any loss due to the contravention.

Management and Operation

A public company (such as the Company) is required to be managed by not less than three (3) Directors, who need to be natural persons. At least two (2) Directors need to be persons who normally reside within Australia. The powers of the Directors to manage a company (and any limitations on their powers) are usually set out in the Constitution. The Directors will normally be authorised by the Constitution to appoint committees to carry out certain specified functions or to deal with specific areas of a corporation's operations.

The Directors must act as a board, passing resolutions either at a meeting or, unless the Constitution provides otherwise, without a meeting through the use of signed resolutions. An individual Director has actual authority to act on behalf of the company only to the extent that such authority is given to him by resolution of the board of Directors. A Managing Director has certain implied authority to act on behalf of the company.

A public company must also have one or more secretaries, but the Corporations Act does not require any other specific officers to be appointed. A secretary has specific functions and responsibilities under the Corporations Act and each secretary must be a natural person, with at least one ordinarily residing within Australia.

As well as conferring on Directors the power to manage the business of the company, the Constitution usually vests that power exclusively in the Directors so that usually the general body of shareholders can neither give directions to the Board on the manner in which the corporation's affairs are to be managed nor can they overrule any decision reached by them in the conduct of its business. The shareholders may, however, at a General Meeting:

(a) alter the provisions of the Constitution conferring the powers on the Board; and
(b) remove all or any directors or not re-elect retiring directors.

In exercising the rights and powers conferred on them by the Constitution, the Directors are under a duty to exercise a reasonable degree of care and diligence, are required to act at all times in good faith in the best interests of the company and for a proper purpose in the exercise of their powers and the discharge of their duties and must not take advantage of their position or knowledge to gain an improper advantage for themselves or someone else.

Issue of Shares

Subject to anything in the Constitution of a company or the Rules of the Australian Stock Exchange to the contrary, all unissued shares are under control of the Directors who may issue them on such terms and conditions as they think fit.

Accounting

The Company is required by the Corporations Act to keep financial records which correctly record and explain its transactions and financial position and performance. These records must be sufficient to enable true and fair financial statements to be prepared and audited. The Company must also prepare in respect of each financial year, a financial report consisting of financial statements, the notes to the financial statements and the directors' declaration about the statements and notes. The financial statements consist of a profit and loss statement, a balance sheet, a statement of cashflows and, if required by accounting standards, a consolidated profit and loss statement, balance sheet and statement of cashflows. The financial report must be audited by a registered company auditor (the "auditors") in accordance with the Corporations Act and with the procedures and standards set by the accountants' professional bodies. The auditors must prepare and submit to the Company a report stating whether the financial report is in accordance with the Corporations Act, including whether it complies with accounting standards and gives a true and fair view of the financial position and performance of the company and, if consolidated financial statements are required, the financial position and performance of the consolidated entity.

The Directors must prepare a report to shareholders stating the matters specified in the Corporations Act, including, inter alia, the principal activities, the amount (if any) recommended for dividend and the amount of dividend paid or declared, a review of the Company's operations for the financial year, any significant change in the Company's state of affairs in the particular financial year and any matter that has arisen since the end of the year that has significantly affected or may significantly affect in future financial years the operations of the Company, its results or its state of affairs.

The financial report and Directors' report or a concise financial report must be sent to all members of the Company at least 21 days prior to the Annual General Meeting. The financial report must also be delivered to the Australian Stock Exchange (ASX) and the ASIC. Members may elect not to receive the above documents.

Dividends

For the Company, the power to determine whether or not to declare dividends is vested in the Directors. The Corporations Act requires that a dividend may be paid only out of profits.

Legislation in each of the States and Territories of Australia provides for unclaimed dividends to be retained by the Company and if not claimed after a period of years (the period varies between jurisdictions), the moneys are to be paid to the relevant State or Territory. Before dividends are paid over as unclaimed moneys particulars of the unclaimed moneys must be published. Moneys paid to the relevant State or Territory can be claimed by the rightful owner at any time by application to the relevant authority.

Capital Reduction

The Company may from time to time reduce its capital in any manner allowed by law without court approval. An "equal reduction" must be approved by a simple majority of the Company in general meeting. A "selective reduction" requires approval by a special resolution of the Company in general meeting (with no votes being cast in favour of the resolution by any person whose shares are proposed to be bought back or by their associates) or a unanimous resolution of ordinary shareholders in general meeting. Subject to certain conditions, the Company can also buy back its shares, without court approval.

Nature of the Trading Market

[Extracted from p.132 of F20 "Markets in which our shares are traded" section.]

We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). American depositary shares (ADSs), each representing five shares, have been issued by The Bank of New York, as depositary, and are listed on the New York Stock Exchange (NYSE).

The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS), which is a fully computerised system.

Trading on SEATS takes place each business day between the hours of 10:00 am and 4:05 pm, Australian Eastern Standard Time or Australian Eastern Standard Summer Time. At 4:05 pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.

Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of our shares.

Subsequently on 18 October 1999 the Commonwealth sold an additional 16.6% of our shares.

I-1-(2) The System Prescribed in the Constitution of the Company

Description of Shares and our Constitution

The following provides information on the shares and explains the material provisions of our constitution. Our constitution describes many of your rights as a shareholder. Because this is a summary, it does not contain all the information that is included in the constitution. You should read the entire constitution for a more complete description of your rights as a shareholder.

Shares We have 12,866,600,200 shares on issue. Because Australia has abolished the concept of authorised share capital, there is no limit on the number of shares we may issue. In Australia, there is also no longer any concept of a par or nominal value for a share. This means that we may issue our shares at any price. However, under the Telstra Corporation Act, the Commonwealth of Australia must hold at least 50.1% of our issued shares. The Commonwealth may hold less than 50.1% of our issued shares only if legislation is passed permitting it to do so.

Share registers

Our Australian register of shares is electronic

All our members, except those registered on our New Zealand register, are registered on our Australian register. We are admitted to participate in the Clearing House Electronic Sub-register System ("CHESS"), under the listing rules of the ASX and the Securities Clearing House Business Rules ("SCH Business Rules"). Under this system, we maintain an electronic issuer-sponsored sub-register and an electronic CHESS sub- register. These two sub-registers make up the Australian register of shares. You may inspect the register of shares without charge if you are a member. You may also purchase a copy of the register of shares. The Corporations Act limits the way in which the information on the register of shares may be used or disclosed by you.

The directors may determine not to issue share certificates, subject to any requirements of any law or the listing rules of the ASX. Because we maintain an electronic register of shares, when you first become a shareholder, including upon payment of the final instalment and satisfaction of any related obligations such as payment of any duties and taxes, you will receive a statement of holding for your shareholding. You will not receive a share certificate for your shareholding. The statement of holding is similar to a bank account statement and will tell you how many shares you own. If you sell any of your shares or if you purchase more shares, you will receive a new statement of holding at the end of the month.

If you hold shares on the CHESS sub-register, your statement of holding will set out your Holder Identification Number ("HIN"). If you hold shares on the issuer-sponsored sub-register, your statement of holding will set out your Security Holder Reference Number ("SRN"). You must quote your HIN or SRN when dealing with a stockbroker or our share registrar.

The share registrar for the shares in Australia is ASX Perpetual Registrars Limited.

Our New Zealand register of shares is electronic

Persons purchasing shares in the New Zealand offer will be registered on the New Zealand register. Telstra shares will be traded and registered under the Fully Automated Screen Trading and Electronic Registration System ("FASTER"). When you first become a shareholder, you will receive a FASTER statement for your shareholding. You will not receive a share certificate for your shareholding. The FASTER statement is similar to a bank account statement and will tell you how many shares you own. The FASTER statement will also set out your FASTER Identification Number ("FIN"). If you sell any of your shares or if you purchase more shares, you will receive a new statement of holding at the end of the month.

The directors may determine which shares may be recorded, or will remain, on a branch register of shares.

You may be able to transfer your holding between the Australian and New Zealand registers

If you wish to transfer your holding between the Australian and New Zealand registers, you should contact our registrar for more information as restrictions may apply to movements between these registers. For further information, you should also refer to the sections "Our shares are listed in Australia and New Zealand and are quoted on SEAQ International" and "Exchange Controls and Other Limitations Affecting Security Holders".

Transfer of shares

The following is a summary of how you may transfer your shares in Australia and New Zealand.

Transfer of shares in Australia

A shareholder may transfer shares if, in the case of an electronic transfer of shares, the transfer is in accordance with the SCH business rules, the rules of any electronic system in which we participate and which is established or recognised by the listing rules, or in any other case, by an instrument of transfer executed by the transferor and the transferee and stamped where necessary. Our directors must register a transfer of shares which is in accordance with these requirements subject to the Corporations Act, the listing rules of the ASX, the SCH business rules, our constitution and any other law including the Telstra Act.

The directors may ask the SCH to apply a holding lock to stop an electronic transfer.

Transfer of shares in New Zealand

A transfer of shares in New Zealand may be by a market transfer in accordance with the electronic system for share trading established by the FASTER system or by a proper instrument of transfer in writing.

Our shares are listed in Australia and New Zealand and are quoted on SEAQ International

Our shares are listed on the ASX and the NZSE and are quoted on SEAQ International. Unless you have made special arrangements in advance with a stockbroker, you may not be able to trade your shares on an exchange other than the exchange of the country in which the relevant share register is located.

There are restrictions on the level of foreign ownership of our shares

Foreign persons must not hold particular "stakes" in us, if the level of foreign ownership of our shares exceeds certain individual or aggregate levels. This is because of requirements in:

  the Telstra Act; and
  our constitution.

Acquisitions of interests in Australian companies by foreign interests are also regulated by the Foreign Acquisitions and Takeovers Act 1975 of Australia. See "Exchange Controls and Other Limitations Affecting Security Holders - Restrictions on foreign ownership" for an explanation of the restrictions.

Our constitution [Extracted from p.p. 136- 140 of F20]

The Board of Directors [Extract from "Corporate governance" section of F20 (p.p. 154 -158)]

Foreign Investment and Exchange Control Regulations

[Extracted from Item 10 of F20 "Exchange Controls and Foreign Ownership" section (p.p. 141 -145)]

Treatment Given Relative to Taxation

(1)Taxation in Australia

The following is a summary of the Australian taxation treatment at the date of this document of payments of interest (as defined for the purposes of the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities). Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers.

An exemption from Australian interest withholding tax is available in respect of the Notes under section 128F of the Income Tax Assessment Act 1936 of Australia ("Australian Tax Act") if the following conditions are met:

(a) the Issuer is a resident of Australia when it issues the Notes and when interest is paid;
(b) the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:

  offers to 10 or more unrelated financiers or securities dealers;
  offers to 100 or more investors;
  offers of listed Notes;
  offers via publicly available information sources; and
  offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;
(c) the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an associate of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes); and
(d) at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an associate of the Issuer.

The Issuer intends (unless otherwise specified) to issue Notes in a manner which will satisfy the public offer test (or the requirements for a global bond) and which otherwise meets the requirements for section 128F of the Australian Tax Act.

Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent on the payment of interest on bearer debt securities (other than certain promissory notes) if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of Notes satisfied the requirements of section 128F of the Australian Tax Act or where interest withholding tax is payable. The Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia.

As set out in more detail under Condition 20 of the Notes, if the Issuer should at any time be compelled by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the jurisdiction in which the Issuer is incorporated, it shall, subject to certain exceptions set out in Condition 20, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding shall equal the respective amounts which would have been receivable had no such deduction or withholding been required.

General Tax

The Issuer has been advised under Australian laws as presently in effect:

(A) assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest to a Noteholder who is a non-resident of Australia and who, during the taxable year, has not engaged in trade or business through a permanent establishment within Australia will not be subject to Australian income taxes;
(B) a Noteholder who is a non-resident of Australia and who, during the income year, has not engaged in trade or business at or through a permanent establishment within Australia, and who has never used the Notes in carrying on a business through such a permanent establishment will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of a Note by a non-Australian resident holder to another non-Australian where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source;
(C) there are specific rules that can apply to treat a portion of the purchase price of the Notes as interest for withholding tax purposes (which portion is not covered by the exemption in section 128F of the Australian Tax Act) when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on trade or business at or through a permanent establishment outside Australia) or a non-resident (who acquires them in the course of carrying on trade or business at or through a permanent establishment in Australia);
(D) no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death; and
(E) no ad valorem stamp, issue, registration or similar taxes that are payable in Australia on the issue of any Notes or the transfer of any Notes outside Australia (except in certain circumstances where the transfer occurs in Australia otherwise than for full market value); and
(F) section 12-140 of the Taxation Administration Act 1953 of Australia ("TAA") imposes a type of withholding tax at the rate of (currently) 48.5 per cent on the payment of interest on certain securities unless the holder has quoted a tax file number ("TFN", an Australian Business Number ("ABN") (if the holder has an ABN) or proof of some other exemption; and
Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes in registered form, these rules should not apply to payments to a holder of registered Notes who is not a resident of Australia for tax purposes and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Withholdings may be made from payments to holders of registered Notes who are residents of Australia or non-residents carrying on business at or through a permanent establishment in Australia but who do not quote a TFN or provide proof of an appropriate exemption. For the avoidance of doubt, these provisions will also not apply to Notes in bearer form.

New Developments

A number of significant changes to Australia's tax laws have been effected as part of the Australian Federal Government's tax reform measures, including the New Business Tax System (Thin Capitalisation) Act 2001 of Australia ("Thin Cap Act"), which applies from the 2001/2002 income year, and the New Business Tax System (Debt and Equity) Act 2001 of Australia ("Debt/Equity Act"), which took effect from 1 July 2001. These changes include new tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend and interest withholding tax.

The Issuer intends to issue Notes which are to be characterised as "debt interests" for the purposes of the tests introduced by the Debt/Equity Act and the returns paid on the Notes are to be "interest" for the purpose of section 128F of the Australian Tax Act.

The Debt/Equity Act and Thin Cap Act are unlikely to affect holders of Notes other than Australian residents and non-residents that carry on business in Australia.

Prospective holders of the Notes who are Australian residents and non-residents that carry on business in Australia should seek independent advice on the tax implications of an investment in the Notes in their particular circumstances.

In addition, the Federal Government announced, in a press release on 29 August 2001, proposed amendments to section 128F of the Australian Tax Act that will:

(a) remove on-shore associates from the associates test in that section. On-shore associates are associates that are Australian residents or non-residents carrying on business at or through a permanent establishment in Australia; and
(b) provide that the section 128F exemption from Australian interest withholding tax will not be lost if an on-shore associate purchases debt securities of a related Australian issuing company.

The press release stated that the amendments would have immediate effect from 29 August 2001. On 19 September 2002, the Australian Federal Government introduced the Taxation Laws Amendment Bill (No. 6) 2002 into Parliament to implement these changes. There is no assurance that the Bill will be enacted in its current form.

No Australian approvals are currently required for or in connection with the issue of the Notes by the Issuer or for or in connection with the performance and enforceability of such Notes, Coupons, Receipts or Talons (if any). However, the specific approval of the Reserve Bank of Australia must be obtained in connection with certain payments to and transactions having a prescribed connection with countries and entities designated from time to time by the Reserve Bank of Australia for the purposes of the Banking (Foreign Exchange) Regulations (currently the Federal Republic of Yugoslavia (Serbia and Montenegro), Iraq, Libya, the Taliban (Islamic Emirate of Afghanistan) and the National Union for the Total Independence of Angola (UNITA)) and certain named individuals or organisations associated with terrorism.

(2)Taxation in Japan

The amount of interest or profit from redemption of the Notes (profit from redemption of the Notes is defined as the amount of an excess of redemption money paid in respect of the Notes exceeding the issue price over the tax basis or book value of the Notes (if any)) to a resident individual or a domestic corporation in Japan shall generally be subject to taxation in Japan under the current tax laws and regulations of Japan. Any income arising from transfer of the Notes by a domestic corporation shall be deemed as a taxable gain, while any income arising from transfer of the Notes by a resident individual shall not be subject to taxation in Japan, except for certain cases. The interest of the Notes shall be subject to withholding tax at a rate of 20% in Japan if a resident individual or a domestic corporation receives such a payment through a paying agent in Japan.

Interest paid in respect of the Notes to, or the amount of profit from redemption of the Notes earned by a non-resident or a foreign corporation shall generally not be subject to taxation in Japan. Any income arising from transfer of the Notes in Japan by a non-resident or a foreign corporation in Japan shall generally not be subject to taxation in Japan, except for such transfer by a foreign corporation which has a permanent establishment in Japan; provided, however, that the tax obligation of such foreign corporation may be further limited or exempted by applicable provisions of tax convention.

I-4 Legal Opinion

A legal opinion has been provided by Mallesons Stephen Jaques, external counsel of the Company, to the effect that:

(1) the Company has been duly organised and is validly existing as a company limited by shares under the laws of Australia;
(2) the offer for sale (secondary) by the Company of the Notes in Japan contemplated under this document will not contravene any law in force in Australia.
(3) the statements in "Part II, Section I. An Outline of the Legal and Other Systems of the Company's Country of Incorporation" in this document concerning Australian law are true and correct in all material respects.

OUTLINE OF THE COMPANY

II-1 Trends of Principal Operating Data

The following table indicates certain five year consolidated operating data of the Telstra Group which should be read in conjunction with the financial statements contained in this document at Part I, Section VI-1. The financial statements were prepared in accordance with Australian GAAP, which differs in certain material respects from Japanese and US GAAP.

[Inserted from "Selected financial data" (pages 5, 210 and 211 of F20)]

(in million of A$, except where otherwise indicated)

	2002	2001	2000	1999	1998
Operating Revenue	20,802	22,983	20,505	18,171	17,239
Operating Profit Before Income Tax Expense (1)	5,446	6,297	5,349	5,320	4,468
Operating Profit Attributable to Shareholders (1)	3,661	4,058	3,677	3,486	3,004
Paid-up Share Capital (2)	6,433	6,433	6,433	6,433	6,433
Aggregate Number of Issued Share Equivalents	12,867 million	12,867 million	12,867 million	12,867 million	12,867 million
Net Assets (2)	14,106	13,722	11,602	10,294	11,079
Total Assets (2)	37,597	37,473	30,339	27,682	26,470
Net Assets per Share (2)(3)	109.6c	106.6c	90.2c	80.0c	86.1c
Dividends Declared per Share (Interim and Special Dividends Declared per Share) (4)	22c (11.0c)	19c (8.0c)	18c (8.0c)	33c (23.0c)	14.0c (7.0c)
Net Earnings per Share (1)(4)(5)	28.5c	31.5c	28.6c	27.1c	23.3c
Number of Full Time Employees (2)	40,427	44,874	50,761	52,840	57,234

Notes:
(1) After abnormals.
(2) As at June 30.
(3) Based upon the net assets and aggregate number of issued share equivalents as at the end of the year: 12,867 million (for 2002, 2001, 2000, 1999 and 1998).
(4) Based upon the weighted average of the aggregate number of issued share equivalents for the year set forth above.
(5) Fully diluted earnings per Share for 2002, 2001, 2000, 1999 and 1998 are the same as basic earnings per Share.

II-2 Brief History of the Company 2001
Year	Activities
1901	Post Master General's Department established by Australian Government with responsibility for telecommunications and postal services
1975	Telecom Australia formed from split of telecommunications and postal services
1982	Optic fibre first used in public telephone network
1987	Telecom begins analogue mobile telephone service
1992	Telecom merges with Australian Government's Overseas Telecommunications Commission to form Telstra
1992	Limited competition begins in Australian telecommunications industry for a five year transitional period
1993	Telstra begins digital mobile telephone service
1995	Telstra starts pay television services through FOXTEL partnership
1997	Australian telecommunications industry opened to full competition
1997	Australian Government sold one-third of the shares in Telstra
1999	Australian Government sold to 16.6 per cent of the shares in Telstra
Telstra commences Asian expansion strategy through PCCW joint venture.

Activities in Japan

Telstra has had an office in Tokyo since 1987 and an 8.45% equity interest in Intec Communications, a Special Type 2 telecommunications provider since February 1999

In February 2000, Telstra Japan KK (incorporated in 1999, and holder of a Type 1 telecommunications licence) and the Japan branch of Telstra Singapore Pte Ltd (which held a Special Type 2 licence, to provide both data and voice services) were sold into a 50/50 joint venture with PCCW. This joint venture, called Reach, focuses on the wholesale telecommunications market. Telstra Japan KK became Reach Networks Japan KK and continues to operate in the Japanese market.

As a consequence of the establishment of Reach, Telstra established a new wholly owned entity in Japan, called Telstra Japan Retail KK, to service and support its Retail customers who have offices in Japan and maintain relations with Japanese carriers.

II-3 Description of Business of the Company

[Extracted from pages 3-4 and 38 - 55 of F20]

["mark up of 20F for SRS" from Mr. Chan to be reflected.]

II-4 Affiliates

(1) Parent Company - The Company has no parent company.

(2) Controlled Entities - Please refer to Note 23 and 24 of the financial statements Part I, Section VI-1.

II-5 Employees [Extracted from p.p. 124-125 of F20.]

As a full service communications company, we continue to be one of Australia's largest employers.

As at 30 June
	2002	2001	2000	1999	1998
Full-time employees	40,427	44,874	50,761	52,840	57,234

Our full-time employees include full-time staff, fixed-term contracted staff and expatriate staff in overseas controlled entities. The figures do not include a full-time equivalent measure of part-time and casual staff; overtime worked, full and part-time contracted staff; or a measure of overseas local hires. If we were to include these elements the number of full time equivalent staff for the Telstra Group would be 44,977 (2001-48,317). These figures do not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees. For these reasons, and due to the full service nature of our business, we believe that these measures of full-time employees may not be directly comparable with other telecommunications companies.

The company continued to reduce full time staff numbers during fiscal 2002 from 44,874 to 40,427. This was achieved through ongoing process improvements and a number of major corporate initiatives undertaken as part of the 2 year Next Generation Cost Reduction program (completed during fiscal 2002). Examples of these initiatives are:

  the Call Centre Optimisation Project (approx. 3,500);
  the establishment of a shared services unit which consolidates corporate support functions into one area (approx. 450);
  the rationalisation of our network and platform activities (approx. 550);
  the rationalisation of our indirect channel delivery activities (approx. 650);
  the reduction in the number of executives in the company; and
  improvements in the effectiveness of our IT resources (approx. 700).

The majority of our Australian employees receive superannuation benefits mainly through the Telstra Superannuation Scheme and, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.

III. OUTLINE OF THE BUSINESS

III-1 Summary of Operating Results, Etc. [Extracted from the "Operating and Financial Review and Prospect" section of F20 (p.p. 56 - 112)]

III-2 Production, Orders and Sales

Please see III-1. "Summary of Operating Results, Etc.".

III-3 Current Issues the Company is Facing

Please see II-3. Description of Business of the Company, "Competitive and regulatory environment".

III-4 Material Contracts Affecting Business Operations

Except as otherwise disclosed in this document, there are no material contracts.

III-5 Research and Development Activities [Extracted from p.p. 107 of F20]

Our research and development activities cover diverse areas of our business and focus on developing new competitive products for our customers.

Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities, followed by a report of actual spend.

Research and development expenditure reported to the Government includes both operating and capital research and development expenditure, which includes:

  research and development carried out directly by Telstra in our research laboratories;
  research and development expenditure contracted out by Telstra, for which the resultant IP is owned by the contractor;
  research and development expenditure incurred in the development of certain software; and
  support and other research and development expenditures.

During fiscal 2002 spend based on the above classification was A$160 million for research and development activities, A$217 million in fiscal 2001 and A$158 million in fiscal 2000.

We included research and development operational expenses in our financial statements of A$28 million in fiscal 2002 and A$29 million in fiscal 2001 and in fiscal 2000. These amounts do not include items we capitalise to software developed for internal use and include only expensed amounts.

IV. CONDITION OF FACILITIES

IV-1 General

[Extracted from the "Plant, property and equipment" section of F20 (p.p. 36-37).]

IV-2 Major Facilities

Please see "IV-1 General".

IV-3 Plans for Construction of New Facilities or Removal of Existing Facilities

As of the date of this annual securities report and since the first date of the current fiscal year (being 1 July 2001) there has been no installation, material expansion or repair of facilities, material to the Company taken as a whole, nor has there been any plan therefore unless otherwise disclosed herein.

V. OTHER INFORMATION OF THE COMPANY

V-1 Shares of the Company

V-1-(1) Total Number of Issued Shares of the Company [as at June 30, 2002]
Registered/Bearer par/non-Par	Kind	Number of issued shares	Exchanges where shares are listed or registered
Shares	registered non-par See Note (1)	Ordinary shares	fully paid: 12,866,600,200	The Australian Stock Exchange, the New Zealand Stock Exchange and the New York Stock Exchange

(1) Australia has abolished the concept of authorised share capital, and the concept of a par or nominal value for a share.

V-1-(2) Changes in Capital Stock
Date	Number of Shares	Amount millions of A$ (Billion of Yen)	Remarks
	Fully Paid	Partly Paid
Balance as of June 30, 1997	4,933,300,100	2,000,000,000	6,433 418.8
Movement	7,933,300,100	(2,000,000,000)	-----	See Note (1)
Balance as of June 30, 1998	12,866,600,200	None	6,433 418.8
Movement	-----	-----	-----
Balance as of June 30, 1999	12,866,600,200	None	6,433 418.8	See Note (2)
Movement	-----	-----	-----
Balance as of June 30, 2000	12,866,600,200	None	6,433 418.8
Movement	-----	-----	-----
Balance as of June 30, 2001	12,866,600,200	None	6,433 418.8
Movement	-----	-----	-----
Balance as of June 30, 2002	12,866,600,200	None	6,433 418.8

(1) On July 25, 1997 the Commonwealth accepted a share buy-back offer from the Company in respect of all of the 2,000,000,000 partly paid ordinary shares in the Company held by the Commonwealth as at that date. The proceeds of this buy-back were then applied by the Commonwealth to subscribe for 1,500,000,000 ordinary shares in the Company with a par value of A$1.00 each. This resulted in the Company's issued and paid up ordinary share capital becoming 6,433,300,100 shares with a par value of A$1.00 each.

On August 6, 1997 a share split was approved so that all ordinary shares on issue at this date, with a par value of A$1.00 each, were divided into two ordinary shares with a par value of A$0.50 each. This resulted in the authorised share capital of the Company changing from 20,000,000,000 shares with a par value of A$1.00 each to 40,000,000,000 shares with a par value of A$0.50 each. The number of issued and paid up ordinary shares changed from 6,433,300,100 ordinary shares with a par value of A$1.00 each, to 12,866,600,200 ordinary shares with a par value of A$0.50 each.

(2) From 1 July 1998, Australia has abolished the concept of authorised share capital, and the concept of a par or nominal value for a share.

V-1-(3) Breakdown of Distribution of Shares by Type of Shareholders
(more than 5% of the voting securities)
[Extracted from p.p. 127 of F20 "Major Shareholders".]

(as at [6 September], 2002)

	Number of shares	% of Total Shares
The Commonwealth	6,446,207,123	50.1
Listed shareholders	6,420,393,077	49.9
Total	12,866,600,200	100.0
Shares Directors and officers as a group	745,213 (1)

(1) Refers to direct and indirect holdings

V-1-(4) Principal Shareholders

(all holding more than 1% of the shares each) as at 6 September, 2002

[Extracted from p.p. 127 of F20 "Major Shareholders".]
Shareholder	Number of shares	issued shares (1)
JP Morgan Nominees Australia Limited	526,700,672	8.20
National Nominees Limited	418,847,866	6.52
Westpac Custodian Nominees Limited	356,843,465	5.56
RBC Global Services Australia Nominees Pty Ltd	266,618,549	4.15
CitiCorp Nominees Pty Limited	257,508,771	4.01
Commonwealth Custodial Services Limited	133,301,477	2.08
Queensland Investment Corporation	99,934,520	1.56
AMP Life Limited	97,189,536	1.51
Telstra ESOP Trustee Pty Ltd	79,828,099	1.24
Cogent Nominees Pty Limited	73,625,913	1.15
Total	2,310,398,868	35.98

(1) Not including those shares held by the Commonwealth.

V-2 Dividend Policy

[Extracted from p.p. 140 of F20 "Dividend Policy".]

It is our current policy to declare ordinary dividends of at least 60% of operating profit attributable to shareholders, subject to taking into consideration a number of commercial factors, including the interests of shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry practice.

V-3 Trends in Market Price

[Extracted from p.p. 132 of F20 "Price History of our Securities".]

The Australian Stock Exchange

Our shares were initially listed on the ASX on 17 November 1997 in the form of instalment receipts and trade in fully paid ordinary shares began on a deferred settlement basis on 27 October 1998. The following information refers to trade in shares only.

A) Annual high and low closing prices of shares:
Annual Data	Year ended 30 June 2001 A$ per share	Year ended 30 June 2002 A$ per share
High Price	A$7.44	A$5.68
Low Price	A$5.31	A$4.48

B) Monthly high and low closing prices of shares for the six months ended 30 June 2002
Monthly Data	Mar. 2002	Apr. 2002	May. 2002	Jun. 2002	Jul. 2002	Aug. 2002
High Price - Fully Paid Ordinary Shares	A$ 5.68	A$ 5.37	A$ 5.03	A$ 4.75	A$ 4.93	A$ 4.98
Low Price - Fully Paid Ordinary Shares	A$ 5.20	A$ 4.99	A$ 4.69	A$ 4.48	A$ 4.74	A$ 4.72

Notes:

1. Monthly price data refers to fully paid ordinary shares.

2. Monthly high and low share price data represents the highest and lowest closing sale prices for shares, as derived from the daily official list of the ASX.

V-4 Directors and Officers

V-4-(1) Brief resume of Directors and Officers

[Extracted from Item 10 "Directors, Management and Employees" section (p.p. 113 - 117)]

V-4-(2) Share Ownership and Compensation of Directors and Executive Officers

Please refer to Notes [25] and [26] of the Financial Statements in Part I, Section VI-1.

[Extracted from Item 10 "Directors, Management and Employees" section of F20 (p.p. 118 - 124)]

VI. FINANCIAL CONDITIONS

[prepared by Ernst and Young , Tokyo, except for VI-3-(2) "Litigations" below.]

VI-3-(2) Litigations

[Extracted from Item 8 "Legal Proceedings" section of F20 (p.p. 135)]

General

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings. However, we do not consider that there are any current proceedings which could materially adversely affect our overall business or financial position.

Legal proceedings settled

In July 2001, the ACCC commenced court action against Telstra in the Federal Court, alleging we made misleading statements to former One.Tel next generation mobile customers concerning the liability of those customers to pay termination or disconnection fees to One.Tel if they moved to a service provider other than Telstra. The proceedings were settled between the parties in December 2001, without any material adverse effect upon Telstra's business or its financial position.

In 1998 and 1999 AAPT and Primus notified a dispute to the ACCC in relation to the amount payable by them to Telstra for PSTN Originating and Terminating Access. Telstra filed an appeal from the subsequent ACCC decisions to the Australian Competition Tribunal, claiming that AAPT and Primus should pay an increased amount for the relevant services. The proceedings were settled in April 2002 and did not have a material adverse effect on our financial results or position.

VI-3-(3) '02/'03 First Quater Market Update

[Extracted from '02/'03 First Quater Market Update dated 30 September 2002]

VII. TRENDS IN THE FOREIGN EXCHANGE RATES

The descriptions under this heading are omitted as the foreign exchange rates between Japanese yen and Australian dollars have been given in two or more daily newspapers in Japan for the recent five fiscal years and recent six months.

VIII. OUTLINE OF SHARE ADMINISTRATION IN JAPAN

N/A

IX. REFERENCE INFORMATION

Documents Filled by the Company

  Securities Report dated 13 December, 2001
  Amendment to Securities Report dated 11 January, 2002
  Semi-Annual Report dated March 29, 2002

PART III INFORMATION ON THE GUARANTOR, ETC.

N/A

Media Release

24 October 2002
342/2002

Telstra Uridashi Bond launched and priced

Telstra has launched and priced its AUD$250m five year Uridashi Bond, to be led by Daiwa Securities SMBC Hong Kong Limited and sold into the Japanese retail market.

The pricing of the bond fully satisfies Telstra's pricing objectives whilst providing retail investors in Japan with a coupon of 5.93 percent.

David Moffatt, Telstra's Chief Financial Officer said the coupon should be relatively attractive to the Japanese retail investor.

"When compared to the domestic Yen interest rates, an equivalent Yen-based investment is under one percent per annum," he said.

From Telstra's standpoint this borrowing further diversifies our investor base into the Japanese retail market and at the same time achieves a very attractive funding opportunity for Telstra. Being denominated in AUD$ this borrowing provides funds directly in Telstra's preferred currency, preventing the need for a cross currency swap.

"Telstra is delighted to have successfully launched this debut Uridashi borrowing into the Japanese retail market, which is a market typically open only to entities with strong credit ratings, such as Telstra."

The offer to retail investors in Japan will run from 28 October to 12 November.

Telstra's long-term ratings are Aa3 Moody's, AA- Standard and Poor's and AA- by Fitch. All ratings are on stable outlook.

Media inquiries:

Angela Martinkus
Public Affairs Manager, Finance and Administration
Telephone: 61 3 9634 3872
Mobile: 0408 997 420
angela.martinkus@team.telstra.com

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
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Douglas Gration
Title: Company Secretary
Date: 12 December 2002